UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of February 2025

Commission File Number: 001-14950

ULTRAPAR HOLDINGS INC.

(Translation of Registrant’s Name into English)

Brigadeiro Luis Antonio Avenue, 1343, 9th Floor

São Paulo, SP, Brazil 01317-910

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ____X____                                                         Form 40-F ________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ________                                                                       No ____X____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ________                                                                       No ____X____

1

ULTRAPAR HOLDINGS INC.

ITEM

1.	Parent’s Individual and Consolidated Financial Statements for the Year Ended December 31, 2024 and Independent Auditor’s Report
2.	2024 Management Report
3.	4Q24 and 2024 Earnings Release
4.	Minutes of the Meeting of the Board of Directors of Ultrapar Participações S.A., held on February 26, 20254
5.	Minutes of the Fiscal Council’s Meeting
6.	Notice to Shareholders

2

Financial statements December 31, 2024

ultra

Financial Statements

December 31, 2024

Ultrapar Participações S.A.

Ipiranga ultragaz ultracargo Hidrovias do Brasil

3

Ultrapar Participações S.A. and Subsidiaries

4

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Ultrapar Participações S.A.

Individual and Consolidated Financial Statements

for the Year Ended December 31, 2024

and Independent Auditor’s Report

Deloitte Touche Tohmatsu Auditores Independentes Ltda.

5

Deloitte Touche Tohmatsu Av. Dr. Chucri Zaidan, 1.240 - 4º ao 12º andares - Golden Tower 04711-130 - São Paulo - SP Brazil Tel.: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITOR’S REPORT ON THE INDIVIDUAL AND CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders, Directors and Management of

Ultrapar Participações S.A.

Opinion

We have audited the accompanying individual and consolidated financial statements of Ultrapar Participações S.A. (“Company”), identified as Parent and Consolidated, respectively, which comprise the individual and consolidated statements of financial position as at December 31, 2024, and the related individual and consolidated statements of income, of comprehensive income, of changes in equity and of cash flows for the year then ended, and notes to the financial statements, including material accounting policies.

In our opinion, the individual and consolidated financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Ultrapar Participações S.A. as at December 31, 2024, and its individual and consolidated financial performance and its individual and consolidated cash flows for the year then ended in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are further described in the “Auditor’s responsibilities for the audit of the individual and consolidated financial statements” section of our report. We are independent of the Company and its subsidiaries in accordance with the relevant ethical requirements set out in the Code of Ethics for Professional Accountants and the professional standards issued by the Brazilian Federal Accounting Council (“CFC”), and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the individual and consolidated financial statements of the current year. These matters were addressed in the context of our audit of the individual and consolidated financial statements as a whole, and in forming our opinion thereon, and, therefore, we do not provide a separate opinion on these matters.

6

Recoverability of tax credits (PIS and COFINS)

Critical Audit Matter Description

As disclosed in the footnote nº 7.a.2, as of December 31, 2024, the Company carries tax credits related to PIS and COFINS (Federal Value Added Taxes) at R$ 3,172,417 may be utilized for offset against other federal taxes or may be refunded by the Federal Revenue Service through requests if they are filed within the applicable regulatory period.

The recognition and measurement of PIS and COFINS credits for the Company’s subsidiary Ipiranga Produtos de Petróleo S.A. require a high degree of judgment by Management, given the complexity underlying the interpretations of the applicable tax laws, as well as the uncertainties involving the expected realization of amounts and considerable efforts made by Management in preparing the calculations used to measure and to recognize those tax credits.

Such matter was considered a critical audit matter due to (i) the significance of the amounts involved, and (ii) the complexity and high degree of judgment involved in assessing and challenging Management’s assumptions and judgments regarding the realizability of tax credits.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the recoverability of tax credits included the following, among others: (i) we evaluated and tested the design and implementation of internal controls over the method, assumptions and data used in the projections to support the realization of the tax credits; (ii) the analysis, challenges and tests on the methodology and assumptions used for the projections that support the realization of the credits, including inquiries to the business, treasury and controllership areas about the assumptions and projections that support the projected results and historical performance, retrospective analysis of results, history of offsets and tax refunds,  including the evaluation of contradictory evidence; (iii) inquiries to the Management; and (vi) the analysis and evaluation of the disclosures made in the individual and consolidated financial statements.

Based on the evidence obtained from performing our procedures described previously, we consider that the accounting treatment applied to the aforesaid transaction and related disclosures made in the notes are acceptable in the context of the individual and consolidated financial statements taken as a whole.

Other matters

Statements of value added

The individual and consolidated statements of value added (“DVA”) for the year ended December 31, 2024 prepared under the responsibility of the Company’s Management and disclosed as supplemental information for purposes of the IFRS Accounting Standards, were subject to audit procedures performed together with the audit of the Company’s financial statements. In forming our opinion, we assess whether these individual and consolidated statements of value added are reconciled with the financial statements and accounting records, as applicable, and whether their form and content are in accordance with the criteria set out in technical pronouncement CPC 09 - Statement of Value Added. In our opinion, these statements of value added were appropriately prepared, in all material respects, in accordance with the criteria set out in such technical pronouncement and are consistent in relation to the individual and consolidated financial statements taken as a whole.

Other information accompanying the individual and consolidated financial statements and the independent auditor’s report

Management is responsible for the other information. The other information comprises the Management Report.

Our opinion on the individual and consolidated financial statements does not cover the Management Report and we do not express any form of audit conclusion thereon.

7

In connection with our audit of the individual and consolidated financial statements, our responsibility is to read the Management Report and, in doing so, consider whether this report is materially inconsistent with the financial statements or our knowledge obtained in the audit or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement in the Management Report, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and those charged with governance for the individual and consolidated financial statements

Management is responsible for the preparation and fair presentation of the individual and consolidated financial statements in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (“IFRS Accounting Standards”), issued by the IASB, and for such internal control as Management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the individual and consolidated financial statements, Management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless Management either intends to liquidate the Company and its subsidiaries or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s and its subsidiaries’ financial reporting process.

Auditor’s responsibilities for the audit of the individual and consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the individual and consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

  Identify and assess the risks of material misstatement of the individual and consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
  Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Company and its subsidiaries.
8

  Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by Management.
  Conclude on the appropriateness of Management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Company and its subsidiaries to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the individual and consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company and its subsidiaries to cease to continue as a going concern.
  Evaluate the overall presentation, structure and content of the financial statements, including the disclosures, and whether the individual and consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
  Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and matters that may reasonably be thought to bear on our independence, and, when applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The accompanying individual and consolidated financial statements have been translated into English for the convenience of readers outside Brazil.

São Paulo, February 26, 2025

DELOITTE TOUCHE TOHMATSU	Daniel Corrêa de Sá
Auditores Independentes Ltda.	Engagement Partner

9

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of December 31, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets
Current assets
Cash and cash equivalents	4.a	4,186	412,840	2,071,593	5,925,688
Financial investments, derivative financial instruments and other financial assets	4.b	20,100	‐	2,553,011	292,934
Trade receivables	5.a	‐	‐	3,540,266	3,921,790
Reseller financing	5.a	‐	‐	511,979	504,862
Trade receivables - sale of subsidiaries	5.c	‐	208,487	‐	924,364
Inventories	6	‐	‐	3,917,076	4,291,431
Recoverable taxes	7.a	1,323	1,050	2,040,008	1,462,269
Recoverable income and social contribution taxes	7.b	16,734	25,006	151,930	171,051
Energy trading futures contracts	26.h	‐	‐	141,257	‐
Dividends receivable	-	‐	414,973	3,415	3,572
Other receivables and other assets	-	95,859	105,229	294,769	263,806
Prepaid expenses	-	5,506	4,617	163,846	99,922
Contractual assets with customers - exclusivity rights	10	‐	‐	658,571	787,206
Total current assets		143,708	1,172,202	16,047,721	18,648,895

Non-current assets
Financial investments, derivative financial instruments and other financial assets	4.b	302,608	295,637	3,407,080	951,941
Trade receivables	5.a	‐	‐	27,003	13,216
Reseller financing	5.a	‐	‐	766,045	550,641
Related parties	8.a; 8.b	7,076	6,677	48,309	31,892
Deferred income and social contribution taxes	9.a	142,630	164,267	936,941	1,255,134
Recoverable taxes	7.a	74	75	2,650,269	2,741,370
Recoverable income and social contribution taxes	7.b	7,196	8,065	346,137	225,354
Energy trading futures contracts	26.h	‐	‐	263,438	‐
Escrow deposits	18.a	12,615	18	446,076	1,032,717
Indemnification asset - business combination	18.c	‐	‐	126,098	124,927
Other receivables and other assets	-	‐	‐	114,469	155,818
Prepaid expenses	-	18,989	13,752	40,904	73,387
Contractual assets with customers - exclusivity rights	10	‐	‐	1,473,331	1,475,302

Investments in subsidiaries, joint ventures and associates	11	14,898,466	12,322,055	2,148,633	318,356
Right-of-use assets, net	12	7,664	7,527	1,671,324	1,711,526
Property, plant and equipment, net	13	68,447	5,791	7,135,966	6,387,581
Intangible assets, net	14	273,674	270,658	1,908,330	2,553,917
Total non-current assets		15,739,439	13,094,522	23,510,353	19,603,079
Total assets		15,883,147	14,266,724	39,558,074	38,251,974

10

Ultrapar Participações S.A. and Subsidiaries
Statements of financial position
As of December 31, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Liabilities
Current liabilities
Trade payables	16.a	25,423	26,772	3,518,385	4,682,671
Trade payables - reverse factoring	16.b	‐	‐	1,014,504	1,039,366
Loans, financing and derivative financial instruments	15	‐	‐	3,175,017	1,075,672
Debentures	15	‐	‐	377,743	917,582
Salaries and related charges	-	44,191	51,148	480,285	494,771
Taxes payable	-	903	1,457	151,230	168,730
Energy trading futures contracts	26.h	‐	‐	66,729	‐
Dividends payable	-	293,165	314,418	327,471	334,641
Income and social contribution taxes payable	-	175	‐	322,074	551,792
Post-employment benefits	17.b	‐	‐	24,098	23,612
Provision for decarbonization credit	-	‐	‐	‐	741,982
Provisions for tax, civil and labor risks	18.a	431	907	47,788	45,828
Leases payable	12.b	3,012	2,389	316,460	311,426
Financial liabilities of customers	-	‐	‐	117,090	157,615
Other payables	-	2,069	5,260	554,327	683,970
Total current liabilities		369,369	402,351	10,493,201	11,229,658

Non-current liabilities
Loans, financing and derivative financial instruments	15	‐	‐	6,393,232	5,585,372
Debentures	15	‐	‐	4,356,118	4,189,391
Energy trading futures contracts	26.h	‐	‐	48,047	‐
Related parties	8.a	2,875	2,875	3,516	3,118
Deferred income and social contribution taxes	9.a	‐	‐	132,825	206
Post-employment benefits	17.b	1,517	1,506	198,778	241,211
Provisions for tax, civil and labor risks	18.a	197,396	188,757	610,572	1,258,302
Leases payable	12.b	5,698	6,197	1,168,692	1,212,508
Financial liabilities of customers	-	‐	‐	63,135	151,319
Subscription warrants - indemnification	19	47,745	87,299	47,745	87,299
Provision for unsecured liabilities of subsidiaries, joint ventures and associates	11	68,530	55,712	349	256
Other payables	-	31,299	15,532	218,420	263,508

Total non-current liabilities		355,060	357,878	13,241,429	12,992,490

Equity
Share capital	20.a	6,621,752	6,621,752	6,621,752	6,621,752
Equity instrument granted	20.b	108,253	75,925	108,253	75,925
Capital reserve	20.d	612,048	597,828	612,048	597,828
Treasury shares	20.c	(596,400)	(470,510)	(596,400)	(470,510)
Revaluation reserve of subsidiaries	20.e	3,632	3,802	3,632	3,802
Profit reserves	20.f	7,987,100	6,389,559	7,987,100	6,389,559
Accumulated other comprehensive income	20.g	214,212	154,108	214,212	154,108
Additional dividends to the minimum mandatory dividends	20.h	208,121	134,031	208,121	134,031
Equity attributable to:
Shareholders of Ultrapar	-	15,158,718	13,506,495	15,158,718	13,506,495
Non-controlling interests in subsidiaries	11	‐	‐	664,726	523,331
Total equity		15,158,718	13,506,495	15,823,444	14,029,826
Total liabilities and equity		15,883,147	14,266,724	39,558,074	38,251,974
The accompanying notes are an integral part of the financial statements.
11

Ultrapar Participações S.A. and Subsidiaries
Statements of income
As of December 31, 2024 and 2023
(In thousands of Brazilian Reais, except earnings per thousand shares)

		Parent		Consolidated
		01/01/2024	01/01/2023	01/01/2024	01/01/2023
	Note	to 12/31/2024	to 12/31/2023	to 12/31/2024	to 12/31/2023
Net revenue from sales and services	21	‐	‐	133,498,913	126,048,701
Cost of products and services sold	22	‐	‐	(123,811,893)	(116,730,469)

Gross profit		‐	‐	9,687,020	9,318,232

Operating income (expenses)
Selling and marketing	22	‐	‐	(2,499,547)	(2,253,226)
General and administrative	22	(48,834)	(65,850)	(1,872,092)	(2,018,159)
Results from disposal of property, plant and equipment and intangible assets		59	5	171,837	121,935
Other operating income (expenses), net	22	18,343	46,776	(414,092)	(602,865)

Operating income (loss) before share of profit (loss) of subsidiaries, joint ventures and associates, financial result and income and social contribution taxes		(30,432)	(19,069)	5,073,126	4,565,917
Share of profit (loss) of subsidiaries, joint ventures and associates	11	2,380,009	2,490,504	(127,182)	11,908
Amortization of fair value adjustments on associates acquisition	11	‐	‐	(2,493)	‐
Total share of profit (loss) of subsidiaries, joint ventures and associates		2,380,009	2,490,504	(129,675)	11,908

Income before financial result and income and social contribution taxes		2,349,577	2,471,435	4,943,451	4,577,825

Financial income	23	68,869	96,949	881,074	880,884
Financial expenses	23	(20,959)	(115,732)	(1,813,008)	(1,880,014)
Financial result, net	23	47,910	(18,783)	(931,934)	(999,130)
Income before income and social contribution taxes		2,397,487	2,452,652	4,011,517	3,578,695

Income and social contribution taxes
Current	9.b; 9.c	(13,217)	(26,641)	(1,124,664)	(1,396,317)
Deferred	9.b	(21,530)	13,784	(360,953)	335,375
		(34,747)	(12,857)	(1,485,617)	(1,060,942)

Net income for the year		2,362,740	2,439,795	2,525,900	2,517,753
Income attributable to:
Shareholders of Ultrapar		2,362,740	2,439,795	2,362,740	2,439,795
Non-controlling interests in subsidiaries	11	‐	‐	163,160	77,958

Total earnings per share (based on the weighted average number of shares outstanding) – R$
Basic	24	2.1438	2.2272	2.1438	2.2272
Diluted	24	2.1141	2.2081	2.1141	2.2081

The accompanying notes are an integral part of the financial statements.

12

Ultrapar Participações S.A. and Subsidiaries
Statements of comprehensive income
For the years ended December 31, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	01/01/2024 to 12/31/2024	01/01/2023 to 12/31/2023	01/01/2024 to 12/31/2024	01/01/2023 to 12/31/2023
Net income for the year, attributable to shareholders of Ultrapar		2,362,740	2,439,795	2,362,740	2,439,795
Net income for the year, attributable to non-controlling interests in subsidiaries		‐	‐	163,160	77,958
Net income for the year		2,362,740	2,439,795	2,525,900	2,517,753

Items that will be subsequently reclassified to profit or loss:
Fair value adjustments of financial instruments of subsidiaries, joint ventures and associates, net of income and social contribution taxes	20.g	8,495	(7,399)	8,495	(7,399)
Translation adjustments of associates, net of income and social contribution taxes	20.g	36,134	-	36,134	-

Items that will not be subsequently reclassified to profit or loss:
Actuarial gains (losses) of post-employment benefits, net of income and social contribution taxes	20.g	15,475	(18,467)	25,218	(32,971)

Total comprehensive income for the year		2,422,844	2,413,929	2,595,747	2,477,383

Total comprehensive income for the year attributable to shareholders of Ultrapar		2,422,844	2,413,929	2,422,844	2,413,929
Total comprehensive income for the year attributable to non-controlling interests in subsidiaries		‐	‐	172,903	63,454

The accompanying notes are an integral part of the financial statements.

13

Ultrapar Participações S.A. and Subsidiaries
Statements of changes in equity
For the years ended December 31, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

							Profit reserves					Equity attributable to:
	Note	Share capital	Equity instrument granted	Capital reserve	Treasury shares	Revaluation reserve of subsidiaries	Legal reserve	Investments statutory reserve	Accumulated other comprehensive income	Retained earnings	Additional dividends to the minimum mandatory dividends	Shareholders of Ultrapar	Non-controlling interests (i)	Total equity
Balance as of December 31, 2022		5,171,752	43,987	599,461	(479,674)	3,975	882,575	5,228,561	179,974	‐	78,130	11,708,741	466,227	12,174,968
Net income for the year	-	‐	‐	‐	‐	‐	‐	‐	‐	2,439,795	‐	2,439,795	77,958	2,517,753
Other comprehensive income	-	‐	‐	‐	‐	‐	‐	‐	(25,866)	‐	‐	(25,866)	(14,504)	(40,370)
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	(25,866)	2,439,795	‐	2,413,929	63,454	2,477,383
Issuance of shares related to the subscription warrants - indemnification	-	‐	‐	560	‐	‐	‐	‐	‐	‐	‐	560	‐	560
Equity instrument granted	8.d; 20.b	‐	31,938	(2,193)	9,164	‐	‐	‐	‐	‐	‐	38,909	‐	38,909
Realization of revaluation reserve of subsidiaries	-	‐	‐	‐	‐	(173)	‐	‐	‐	60	‐	(113)	‐	(113)
Capital increase with reserves	20.a	1,450,000	‐	‐	‐	‐	(882,575)	(567,425)	‐	‐	‐	‐	‐	‐
Shareholder transaction - changes of ownership interest	-	‐	‐	‐	‐	‐	‐	2	‐	‐	‐	2	‐	2
Loss due to change in ownership interest	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(45)	(45)
Dividends prescribed	-	‐	‐	‐	‐	‐	‐	‐	‐	2,048	‐	2,048	‐	2,048
Special reserve for mandatory dividend not distributed to non-controlling shareholders		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(11,145)	(11,145)
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	24,303	24,303
Allocation of net income:
Legal reserve		‐	‐	‐	‐	‐	121,990	‐	‐	(121,990)	‐	‐	‐	‐
Investments statutory reserve		‐	‐	‐	‐	‐	‐	1,606,431	‐	(1,606,431)	‐	‐	‐	‐
Additional minimum mandatory dividend (R$ 0.28 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(305,653)	‐	(305,653)	‐	(305,653)
Additional dividends (R$ 0.12 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	134,031	‐	‐	‐
Dividends attributable to non-controlling interests	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(19,463)	(19,463)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	-	‐	‐	‐	‐	‐	‐	‐	‐	‐	(78,130)	(78,130)	‐	(78,130)
Interim dividends (R$ 0.25 per share)		‐	‐	‐	‐	‐	‐	‐	‐	(273,798)	‐	(273,798)	‐	(273,798)
Balance as of December 31, 2023		6,621,752	75,925	597,828	(470,510)	3,802	121,990	6,267,569	154,108	‐	134,031	13,506,495	523,331	14,029,826
Net income for the year		‐	‐	‐	‐	‐	‐	‐	‐	2,362,740	‐	2,362,740	163,160	2,525,900
Other comprehensive income		‐	‐	‐	‐	‐	‐	‐	60,104	‐	‐	60,104	9,743	69,847
Total comprehensive income for the year		‐	‐	‐	‐	‐	‐	‐	60,104	2,362,740	‐	2,422,844	172,903	2,595,747
Issuance of shares related to the subscription warrants - indemnification		‐	‐	6,452	‐	‐	‐	‐	‐	‐	‐	6,452	‐	6,452
Equity instrument granted	8.d; 20.b	‐	32,328	2,069	23,055	‐	‐	‐	‐	‐	‐	57,452	6	57,458
Purchase of treasury shares	20.c	‐	‐	‐	(148,945)	‐	‐	‐	‐	‐	‐	(148,945)	‐	(148,945)
Realization of revaluation reserve of subsidiaries		‐	‐	‐	‐	(170)	‐	‐	‐	170	‐	‐	‐	‐
Reserve constitution		‐	‐	5,699	‐	‐	‐	‐	‐	‐	‐	5,699	(36)	5,663
Shareholder transaction - changes of ownership interest		‐	‐	‐	‐	‐	‐	‐	‐	534	‐	534	309	843
Dividends prescribed		‐	‐	‐	‐	‐	‐	‐	‐	3,369	‐	3,369	‐	3,369
Non-controlling interest in acquired subsidiary		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	112,160	112,160
Allocation of net income:
Legal reserve	20.f	-	-	-	-	-	118,137	-	-	(118,137)	-	-	-	-
Investments statutory reserve	20.f	-	-	-	-	-	-	1,479,404	-	(1,479,404)	-	-	-	-
Additional minimum mandatory dividend for the year (R$ 0.26 per share)	20.i	-	-	-	-	-	-	-	-	(285,180)	-	(285,180)	-	(285,180)
Additional dividends (R$ 0.19 per share)	20.i	-	-	-	-	-	-	-	-	(208,121)	208,121	-	-	-
Interest on capital attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(105,590)	(105,590)
Dividends attributable to non-controlling interests		‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	‐	(38,357)	(38,357)
Approval of additional dividends by the Ordinary General Shareholders’ Meeting	20.h	‐	‐	‐	‐	‐	‐	‐	‐	‐	(134,031)	(134,031)	‐	(134,031)
Interim dividends (R$ 0.25 per share)	20.h	‐	‐	‐	‐	‐	‐	‐	‐	(275,971)	‐	(275,971)	‐	(275,971)
Balance as of December 31, 2024		6,621,752	108,253	612,048	(596,400)	3,632	240,127	7,746,973	214,212	-	208,121	15,158,718	664,726	15,823,444

(i) Are substantially represented by non-controlling shareholders of Iconic.

The accompanying notes are an integral part of the financial statements.

14

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the years ended December 31, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

		Parent		Consolidated
	Note	01/01/2024 to 12/31/2024	01/01/2023 to 12/31/2023	01/01/2024 to 12/31/2024	01/01/2023 to 12/31/2023
Cash flows from operating activities
Net income from continuing operations		2,362,740	2,439,795	2,525,900	2,517,753
Adjustments to reconcile net income to cash provided (consumed) by operating activities			‐		‐
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	11	(2,380,009)	(2,490,504)	129,675	(11,908)
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	555,083	607,446
Amortization of right-of-use assets	12	2,864	2,291	312,060	305,900
Depreciation and amortization	13; 14	15,808	10,216	900,673	848,894
Interest, derivatives, monetary variations and foreign exchange variations	-	13,122	23,336	1,557,814	1,349,953
Current and deferred income and social contribution taxes	9.b	34,747	12,857	1,485,617	1,060,942
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	-	(35,298)	(33,983)	(207,076)	(192,744)
Equity instrument granted	-	32,959	14,400	57,458	38,909
Gain (loss) on the fair value of energy contracts		‐	‐	(64,287)	‐
Provision for decarbonization - CBIO and carbon credits	-	‐	‐	584,371	740,298
Other provisions and adjustments	-	15,080	47,049	(16,069)	147,800
		62,013	25,457	7,821,219	7,413,243

(Increase) decrease in assets
Trade receivables and reseller financing	5	‐	‐	180,339	259,878
Inventories	6	‐	‐	371,244	645,301
Recoverable taxes	-	(798)	(11,226)	(1,642,714)	(1,201,440)
Dividends received from subsidiaries, associates and joint ventures	-	1,584,885	1,516,847	2,028	12,041
Other assets	-	(30,090)	(24,909)	(114,528)	(87,797)

Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	16	(1,349)	(19,763)	(1,209,636)	(1,700,496)
Salaries and related charges	-	(6,957)	(25,209)	(17,019)	30,965
Taxes payable	-	(554)	13	(23,512)	(25,027)
Other liabilities	-	(57)	54,656	(160,331)	218,523

Acquisition of CBIO and carbon credits	14	‐	(389)	(713,453)	(778,885)
Payments of contractual assets with customers - exclusivity rights	10	‐	‐	(418,250)	(597,798)
Payment of contingencies	-	‐	(15)	(30,896)	(70,128)
Income and social contribution taxes paid	-	(3,433)	(123)	(308,915)	(268,558)
Net cash provided by operating activities		1,603,660	1,515,339	3,735,576	3,849,822

Cash flows from investing activities
Financial investments, net of redemptions	4.b	(213,003)	(272,011)	(4,202,032)	73,973
Acquisition of property, plant and equipment and intangible assets	13; 14	(81,479)	(24,569)	(1,787,175)	(1,287,330)
Cash provided by disposal of investments and property, plant and equipment	-	264,564	231,979	1,386,252	512,827
Capital increase in subsidiaries, associates and joint ventures		(1,124,230)	(422,886)	‐	‐
Capital decrease in subsidiaries, associates and joint ventures	11	‐	1,093,204	522	3,100
Net cash consumed in the purchase of investments and other assets	-	‐	(60,930)	(1,785,517)	(324,125)
Net cash provided (consumed) by investing activities		(1,154,148)	544,787	(6,387,950)	(1,021,555)

15

Ultrapar Participações S.A. and Subsidiaries
Statements of cash flows - indirect method
For the years ended December 31, 2024 and 2023
(In thousands of Brazilian Reais, except dividends per share)

		Parent		Consolidated
	Note	01/01/2024 to 12/31/2024	01/01/2023 to 12/31/2023	01/01/2024 to 12/31/2024	01/01/2023 to 12/31/2023
Cash flows from financing activities
Loans, financing and debentures
Proceeds	15	‐	‐	4,179,974	2,903,031
Repayments	15	‐	(1,725,000)	(2,718,953)	(3,149,525)
Interest and derivatives (paid) or received	15	7,838	(137,891)	(1,117,562)	(1,267,447)
Payments of lease
Principal	12.b	(2,743)	(2,136)	(285,404)	(213,527)
Interest paid	12.b	(852)	(705)	(148,084)	(145,586)
Dividends paid	-	(713,066)	(380,898)	(833,658)	(400,025)
Proceeds from financial liabilities of customers	-	‐	‐	‐	7,812
Payments of financial liabilities of customers	-	‐	‐	(159,897)	(197,891)
Capital increase made by non-controlling shareholders and redemption of shares		-	149	13,500	‐
Repurchase of treasury shares		(148,945)		(148,945)
Related parties	-	(398)	(6,266)	(15,073)	(31,238)
Net cash consumed by financing activities		(858,166)	(2,252,747)	(1,234,102)	(2,494,396)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	-	‐	‐	32,381	(29,952)
Increase (decrease) in cash and cash equivalents	-	(408,654)	(192,621)	(3,854,095)	303,919
Cash and cash equivalents at the beginning of the year	4.a	412,840	605,461	5,925,688	5,621,769
Cash and cash equivalents at the end of the year	4.a	4,186	412,840	2,071,593	5,925,688

Non-cash transactions:
Addition on right-of-use assets and leases payable	12.a	‐	‐	342,332	257,201
Addition on contractual assets with customers - exclusivity rights		‐	‐	5,627	66,565
Reclassification between financial assets and investment in associates	11	‐	‐	645,333	‐
Transfer between trade receivables and other assets accounts		‐	‐	‐	25,646
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition		6,452	411	6,452	411
Acquisition of property, plant and equipment and intangible assets without cash effect		‐	‐	42,180	104,177
Capital increase in joint ventures		133,552	-	-	-
Withdrawal of escrow deposits with tax contingencies		-	-	610,168	-

The accompanying notes are an integral part of the financial statements.

16

Ultrapar Participações S.A. and Subsidiaries
Statements of value added
For the years ended December 31, 2024 and 2023
(In thousands of Brazilian Reais)

		Parent		Consolidated
	Note	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Revenues
Gross revenue from sales and services, except rents and royalties		‐	‐	138,927,497	130,120,745
Rebates, discounts and returns		‐	‐	(1,122,338)	(1,013,600)
Estimated losses (recovery) of doubtful debts	5	‐	‐	(3,744)	22,815
Amortization of contractual assets with customers - exclusivity rights	10	‐	‐	(555,083)	(607,447)
Gain (loss) on disposal of assets and other operating income (expenses), net		18,402	46,781	(242,255)	(480,930)
		18,402	46,781	137,004,077	128,041,583
Materials purchased from third parties
Cost of products and services sold		‐	‐	(124,034,095)	(116,948,122)
Materials, energy, third-party services and others		207,435	175,338	(1,775,717)	(1,646,794)
Provision for assets losses		‐	‐	735	21,210
		207,435	175,338	(125,809,077)	(118,573,706)
Gross value added		225,837	222,119	11,195,000	9,467,877
Retentions
Depreciation and amortization of intangible assets and right-of-use assets	12.a; 13; 14	(18,672)	(12,507)	(1,212,733)	(1,146,277)
Net value added produced by the Company		207,165	209,612	9,982,267	8,321,600
Value added received in transfer
Total share of profit (loss) of subsidiaries, joint ventures and associates	11	2,380,009	2,490,504	(129,675)	11,908
Rents and royalties		‐	‐	319,809	316,575
Financial income	23	68,869	96,949	881,074	880,884
		2,448,878	2,587,453	1,071,208	1,209,367
Total value added available for distribution		2,656,043	2,797,065	11,053,475	9,530,967
Distribution of value added
Personnel and related charges
Salaries and wages		167,659	159,812	1,494,898	1,448,728
Benefits		27,473	25,052	434,927	408,211
Government Severance Indemnity Fund for Employees (FGTS)		7,656	9,035	107,666	98,656
Others		7,413	7,219	268,559	120,234
		210,201	201,118	2,306,050	2,075,829
Taxes, fees, and contributions
Federal		62,228	40,614	3,671,136	2,452,578
State		‐	‐	519,824	411,320
Municipal		305	366	162,873	150,813
		62,533	40,980	4,353,833	3,014,711
Financial expenses and rents
Interest, foreign exchange variations and financial instruments		75	45,637	1,650,376	1,587,027
Rents		4,178	4,905	113,328	96,012
Others		16,316	64,630	103,988	239,635
		20,569	115,172	1,867,692	1,922,674
Remuneration of own capital
Dividends		275,971	713,482	561,151	732,945
Interest on capital		‐	‐	105,590	‐
Retained earnings		2,086,769	1,726,313	1,859,159	1,784,808
		2,362,740	2,439,795	2,525,900	2,517,753
Value added distributed		2,656,043	2,797,065	11,053,475	9,530,967

The accompanying notes are an integral part of the financial statements.

17

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024
1. Operations

Ultrapar Participações S.A. (“Ultrapar” or “Company”) is a publicly-traded company headquartered at the Brigadeiro Luís Antônio Avenue, 1343 in the city of São Paulo – SP, Brazil, listed on B3 S.A. – Brasil, Bolsa, Balcão (“B3”), in the Novo Mercado listing segment under the ticker “UGPA3” and on the New York Stock Exchange (“NYSE”) in the form of level III American Depositary Receipts (“ADRs”) under the ticker “UGP”.

The Company engages in the investment of its own capital in services, commercial and industrial activities, through the subscription or acquisition of shares of other companies. Through its subsidiaries, it operates on liquefied petroleum gas – LPG distribution (“Ultragaz”), fuel distribution and related businesses (“Ipiranga” or “IPP”) and storage services for liquid bulk (“Ultracargo”). The information on segments is disclosed in Note 25.

These financial statements were authorized for issuance by the Board of Directors on February 26, 2025.

a. Principles of consolidation and interest in subsidiaries

a.1 Principles of consolidation

In the preparation of the consolidated financial statements the investments of one company in another, balances of asset and liability accounts, revenue transactions, costs and expenses were eliminated, as well as the effects of transactions conducted between the companies. Non-controlling interests in subsidiaries are presented within consolidated equity and net income.

Consolidation of a subsidiary begins when the Company obtains direct or indirect control over an entity and ceases when the company loses control. Income and expenses of a subsidiary acquired are included in the consolidated statements of income and of comprehensive income from the date the Company gains control. Income and expenses of a subsidiary, in which the Company loses control, are included in the consolidated statements of income and of comprehensive income until the date the Company loses control.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Company’s accounting policies.

18

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

a.2 Interest in subsidiaries

The consolidated financial statements include the following direct and indirect subsidiaries:

			Interest % rounded
			12/31/2024		12/31/2023
	Location	Segment	Direct	Indirect	Direct	Indirect
Ultrapar Mobilidade Ltda.	Brazil	Ipiranga	100	-	100	-
Centro de Conveniências Millennium Ltda. and subsidiaries	Brazil	Ipiranga	-	100	-	100
Neodiesel Ltda.(1)	Brazil	Ipiranga	-	100	-	-
Serra Diesel Transportador Revendedor Retalhista Ltda.	Brazil	Ipiranga	-	60	-	60
Ipiranga Produtos de Petróleo S.A.(2)	Brazil	Ipiranga	-	100	100	-
am/pm Comestíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Glazed Brasil S.A.(3)	Brazil	Ipiranga	-	55	-	-
Icorban - Correspondente Bancário Ltda. (4)	Brazil	Ipiranga	-	-	-	100
Ipiranga Trading Limited	British Virgin Islands	Ipiranga	-	100	-	100
Tropical Transportes Ipiranga Ltda. (5)	Brazil	Ipiranga	-	-	-	100
Ipiranga Imobiliária Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Logística Ltda.	Brazil	Ipiranga	-	100	-	100
Oil Trading Importadora e Exportadora Ltda.	Brazil	Ipiranga	-	100	-	100
Iconic Lubrificantes S.A.	Brazil	Ipiranga	-	56	-	56
Integra Frotas Ltda.	Brazil	Ipiranga	-	100	-	100
Irupé Biocombustíveis Ltda.	Brazil	Ipiranga	-	100	-	100
Ipiranga Trading North America LLC. (6)	United States	Ipiranga	-	100	-	-
Ipiranga Trading Middle East DMCC	Dubai	Ipiranga	-	100	-	-
Ipiranga Trading Europe S.A. (6)	Switzerland	Ipiranga	-	100	-	-
Eaí Clube Automobilista S.A.(7)	Brazil	Ipiranga	-	100	100	-
Abastece Aí Participações S.A.	Brazil	Ipiranga	-	100	-	100
Abastece Aí Clube Automobilista Instituição de Pagamento Ltda.	Brazil	Ipiranga	-	100	-	100
Companhia Ultragaz S.A. (8)	Brazil	Ultragaz	99	-	-	99
Ultragaz Participações Ltda. (8)	Brazil	Ultragaz	-	-	100	-
Ultragaz Energia Ltda. and subsidiaries	Brazil	Ultragaz	-	100	-	100
Nova Paraná Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
Utingás Armazenadora S.A.	Brazil	Ultragaz	-	57	-	57
Bahiana Distribuidora de Gás Ltda.	Brazil	Ultragaz	-	100	-	100
NEOgás do Brasil Gás Natural Comprimido S.A.	Brazil	Ultragaz	-	100	-	100
Wtz Participações S.A.(9)	Brazil	Ultragaz	-	52	-	-
UVC Investimentos Ltda.	Brazil	Others	100	-	100	-
Ultrapar Logística Ltda.(10)	Brazil	Ultracargo	100	-	100	-
Ultracargo Logística S.A.	Brazil	Ultracargo	-	99	-	99
Ultracargo Soluções Logísticas S.A.	Brazil	Ultracargo	-	100	-	100
Ultrapar International S.A.	Luxembourg	Others	100	-	100	-
Imaven Imóveis Ltda.	Brazil	Others	100	-	100	-
UVC - Fundo de investimento em participações multiestratégia investimento no exterior (11)	Brazil	Others	-	-	100	-

19

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

(1)	Company established on May 16, 2024 with the purpose of holding interests in other companies.
(2)	On January 2, 2024, direct subsidiary Ipiranga Produtos de Petróleo S.A. (“Ipiranga”) became controlled by Ultrapar Mobilidade Ltda.
(3)	Company (“Krispy Kreme”) established on March 8, 2024, engaged in the wholesale and retail trade, manufacture, storage, export and import of natural and industrialized food products.
(4)	On August 1, 2024, the merger of the company into Ipiranga was approved.
(5)	On November 1, 2024, the merger of the company into Ipiranga was approved.
(6)	Companies established as Ipiranga’s subsidiaries in foreign countries (Ipiranga Trading North America LLC. established on February 28, 2024, Ipiranga Trading Europe S.A. established on January 12, 2024), engaged in the commercial representation, trade, export and import of fuels.
(7)	On January 2, 2024, direct subsidiary Eaí Clube Automobilista S.A. started to be controlled by Ipiranga.
(8)	On August 1, 2024, the merger of the company into Companhia Ultragaz S.A. was approved, which became direct subsidiary of Ultrapar.
(9)	On September 1, 2024, the Company, through its subsidiary Companhia Ultragaz S.A., acquired a 52% interest in Wtz Participações S.A.
(10)	On February 19, 2024, the name of subsidiary Ultracargo Operações Logísticas e Participações Ltda. was changed to Ultrapar Logística Ltda.
(11)	On December 10, 2024, the Company transferred your total shares to UVC Investimentos Ltda.

b. Main events that occurred in the year

b.1 Acquisition of significant stake in Hidrovias

In the year ended December 31, 2024, the Company, through its subsidiary Ultrapar Logística, acquired a significant stake in Hidrovias do Brasil S.A. (“Hidrovias”), in line with Ultrapar's strategy of expanding its presence in sectors exposed to Brazilian agribusiness, mainly in the Midwest and North regions, investing in companies in which it can contribute strategic, operational, administrative, and financial knowledge, being a strategic and long-term reference shareholder. For further information, see Note 28.a.

b.2 Acquisition of interest in Witzler by Ultragaz

On September 1, 2024, through its subsidiary Ultragaz, the Company acquired a 51.7% interest in Witzler Participações S.A. (“Witzler”). The acquisition value was R$ 104,490, of which R$ 49,490 million was contributed to the acquired company through a capital increase and R$ 55,000 was paid considering price adjustments at the closing of the transaction. In addition, there is a portion of R$ 45,384 subject to certain performance conditions to be measured within up to 12 months. For further information, see Note 28.b

b.3 Acquisition of service stations from Pão de Açúcar Group by subsidiary Millennium

On June 10, 2024, through its subsidiary Centro de Conveniências Millenium Ltda., the Company signed a contract for the acquisition of 49 service stations from Pão de Açúcar Group, located in the state of São Paulo, for R$ 130,000. CADE approved the transaction on July 22, 2024. On August 13, 2024, R$ 90,000 was paid as an advance and no other changes occurred up to December 31, 2024. The closing of the transaction is subject to other precedent conditions.

b.4 Share buyback program

On November 28, 2024, the Board of Directors approved the Buyback Program of Shares issued by Ultrapar (“Program”).

The Program is limited to the maximum acquisition of 25,000,000 common shares and will be effective for up to 12 months starting on December 2, 2024. For further information, see Note 20.c.

20

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

2. Basis of preparation and presentation of individual and consolidated financial statements

The individual and consolidated financial statements (“financial statements”) have been prepared in accordance with the International Financial Reporting Standards (“IFRS Accounting Standards”) issued by the International Accounting Standards Board (“IASB”) and with the accounting practices adopted in Brazil.

The accounting practices adopted in Brazil include those in Brazilian corporate law and in the Pronouncements, Guidance and Interpretations issued by the Accounting Pronouncements Committee (“CPC”), approved by the Brazilian Federal Accounting Council (“CFC”) and the Brazilian Securities and Exchange Commission (“CVM”).

The financial statements were prepared and are presented:

a.	using consistent accounting policies and practices for Ultrapar and in its subsidiaries all the years presented in these financial statements.

b.	in thousands of Brazilian Reais (“R$”), which is the Company’s functional currency, unless otherwise stated.

c.	considering all relevant information of the financial statements, and only this information, which was disclosed and corresponds to that used by the Company’s and its subsidiaries’ Management.

d.	according to Management’s judgments, estimates, and assumptions in the application of accounting policies that affect the reported amounts of income, expenses, assets, and liabilities, including contingent liabilities. The uncertainty related to these judgments, assumptions and estimates could lead to results that require a significant adjustment to the carrying amount of certain assets and liabilities in future years.

e.	based the historical cost, except for the following material items recognized in the statements of financial position:

(i)	derivative and non-derivative financial instruments measured at fair value;
(ii)	share-based payments and employee benefits measured at fair value;
(iii)	deemed cost of property, plant and equipment.

Material accounting policies

Accounting policies are presented in their respective notes, except for those described below:

a. Foreign currency transactions

Foreign currency transactions carried out by the Company and its subsidiaries are remeasured into their functional currency at the exchange rate prevailing on the date of each transaction. Outstanding monetary assets and liabilities of the Company and its subsidiaries are translated using the exchange rate on the date of the financial statements. The effect of the difference between those exchange rates is recognized in financial results until the conclusion of each transaction.

b. Basis for translation of financial statements of foreign subsidiaries

b.1 Subsidiaries without administrative authority

The Company has foreign subsidiaries without administrative authority. Assets and liabilities of the other foreign subsidiaries, which do not have administrative authority, are considered an extension of the activities of their parent company and are translated using the exchange rate at the date of the financial statements. Gains and losses resulting from changes in these foreign investments are directly recognized as financial result.

21

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

c. Use of estimates, assumptions and judgments

The preparation of the financial statements requires the use of estimates, assumptions, and judgments for the accounting and disclosure of certain assets, liabilities, and profit or loss. Therefore, the Company and its subsidiaries’ management use the best information available at the date of preparation of the financial statements, as well as the experience of past and current events, also considering assumptions regarding future events. The estimates and assumptions are reviewed periodically.

c.1 Judgments

Information on the judgments is included in: the determination of control in subsidiaries, the determination of joint control in joint ventures, and the determination of significant influence in associates (Note 11).

c.2 Uncertainties related to the assumptions and estimates

The information regarding uncertainties related to the assumptions and estimates are included in: determining the fair value of financial instruments including derivatives (Notes 4, 15 and 26), the determination of the loss allowance for expected credit losses (Note 5), the determination of provisions for losses of inventories (Note 6), the estimates of realization of deferred IRPJ and CSLL amounts (Note 9), realization amount of tax recoverable (Note 7), the useful lives and discount rate of right-of-use assets (Note 12), the useful lives of property, plant and equipment (Note 13), the useful lives of intangible assets and recoverable value of assets, including goodwill (Note 14), provisions for tax, civil, and labor risks (Note 18), estimates for the preparation of actuarial reports (Note 17), determination of fair value of subscription warrants – indemnification (Notes 19 and 26), and definition of fair value of the contingent consideration set for the business combination (Note 28). The actual result of the transactions and information may differ from their estimates.

d. Impairment of assets

The Company and its subsidiaries review the existence of indications of impairment of assets on a quarterly basis. For intangible assets with an indefinite useful life the review is done annually or more frequently when there is an indication that such assets might be impaired. If there is an indication of impairment, the Company and its subsidiaries estimate the recoverable amount of the asset. Assets that cannot be evaluated individually are grouped in the smallest group of assets that generate cash inflow from continuous use and that are largely independent of cash flows of other assets (cash generating units “CGU”). The identified CGUs for the evaluation of impairment are similar to reported segments in financial statements. The recoverable amount of assets or CGUs corresponds to the greater of their fair value net of applicable direct selling expenses and their value in use.

The fair value less costs to sell is determined by the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date, net of costs of removing the asset, and direct incremental costs to bring an asset into condition for its sale, legal costs, and taxes.

To assess the value in use, the projections of future cash flows, trends, and outlooks, as well as the effects of obsolescence, demand, competition, and other economic factors were considered. Such cash flows are discounted to their present values using the discount rate before tax that reflects market conditions for the period of impairment testing and the specific risks of the asset or CGU being evaluated. In cases where the expected discounted future cash flows are less than their carrying amount, an impairment loss is recognized for the amount by which the carrying amount exceeds the fair value of these assets in profit or loss. In case goodwill has been allocated to a CGU, the recognized losses are first allocated to reduce the corresponding goodwill. If the goodwill is not enough to absorb such losses, the surplus is allocated to the assets on a pro-rata basis. An impairment of goodwill cannot be reversed. For other assets, impairment losses are reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if the impairment had not been recognized.

As of December 31, 2024, and 2023, the Company and its subsidiaries did not record any losses with impairment of assets.

e. Other assets

Other assets are stated at the lower of cost and realizable value, including, if applicable, interest earned, monetary variations, and foreign exchange variations incurred, less the provisions for losses and, if applicable, adjusted to present value.

22

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

f. Other liabilities

Other liabilities are stated at known or measurable amounts, including monetary variations, and foreign exchange variations incurred. When applicable, other liabilities are recognized at present value, based on interest rates that reflect the term, currency, and risk of each transaction.

g. Statements of value added

The statement of value added (“DVA”) has been prepared using information obtained from the same accounting records used to prepare the financial statements and pursuant to the provisions of CPC 09 - Statement of Value Added. The first part of the DVA presents the wealth created by the Company, represented by revenues (gross sales revenue, including taxes levied thereon, other income and the effects of the allowance for expected credit losses), materials purchased from third parties (cost of sales and purchases of materials, energy and third-party services, including taxes levied at the time of the purchase, the effects of impairment and recovery of assets, and depreciation, and amortization) and the value added received from third parties (share of profit of subsidiaries, joint ventures and associates, financial income and other income). The second part of the DVA presents the distribution of wealth among personnel, taxes, fees and contributions, and remuneration of third-party capital and remuneration of own capital. The statements of value added (“DVA”) are presented as an integral part of the financial statements as applicable to publicly traded companies in Brazil, according to Law 11,638/07, and as supplemental information for the IFRS Accounting Standards, which does not require the presentation of DVA.

h. Statements of cash flows

The Company and its subsidiaries present the interest paid on loans, financing, debentures, and leases payable in financing activities and present financial investments, net of redemptions in the investing activities and received dividends in the operating activities.

3. New accounting policies and changes in accounting policies

The Company evaluated and, when necessary, applied for the first time the new standards and interpretations issued by the International Accounting Standards Board (IASB) and, on the date the financial statements were authorized for issue, did not identify any significant impacts thereof on the disclosure or reported amounts.

These financial statements were prepared using information from Ultrapar and its subsidiaries on the same base date, as well as consistent accounting policies and practices.

a.      New accounting policies and changes in accounting policies

a.1 Accounting policies adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the IASB and effective on/after January 1, 2024 had no significant impact on the financial statements for the year ended December 31, 2024:

  IAS 1 – Non-current Liabilities with Covenants and Classification of Liabilities as Current or Non-current
  CPC 06 / IFRS 16 (R2) – Lease Liability in a Sale and Leaseback
  CPC 09 (R1) – Statement of Value Added
  IFRS 7/ CPC 03 and IAS 7/ CPC 40 – Supplier Finance Arrangements
  IFRS 10/ CPC 36 (R3) and IAS 28/ CPC 18 (R2) – Sale or Contribution of Assets between an Investor and its Associate or Joint venture

a.2 Accounting policies not adopted

The following new standards, amendments to standards and interpretations of IFRS Accounting Standards issued by the IASB were not adopted since they are not effective in the year ended December 31, 2024. The Company and its subsidiaries plan to adopt these new standards, amendments and interpretations, if applicable, when they become effective, and they do not expect a material impact from their adoption on their future individual and consolidated financial statements.

23

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024
  IFRS 18/ CPC 26 – Presentation and Disclosure in Financial Statements
  IAS 21/ CPC 02 – The Effects of Changes in Foreign Exchange Rates
  IFRS 19 – Subsidiaries without Public Accountability
  OCPC 10 – Carbon Credits
4. Cash and cash equivalents, financial investments, derivative financial instruments and other financial assets

Accounting policy

Cash and cash equivalents comprise bank balances and short-term financial investments with maturities of up to 90 days, readily convertible into known amounts of cash and subject to an insignificant risk of change in value. Cash equivalents are held for the purpose of meeting short-term cash commitments.

Investments that do not fall under the classification of cash and cash equivalents are presented as financial investments in a separate line item in the statements of financial position.

The financial assets were classified based on the business model of the Company and its subsidiaries and are disclosed in Note 26.

a. Cash and cash equivalents

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Cash and banks
In local currency	120	408	211,047	77,488
In foreign currency	‐	‐	194,793	47,664
Financial investments considered cash equivalents
In local currency
Securities and funds in local currency	4,066	412,432	1,286,152	5,476,726
In foreign currency
Securities and funds in foreign currency	‐	‐	379,601	323,810
Total cash and cash equivalents	4,186	412,840	2,071,593	5,925,688

b. Financial investments, derivative financial instruments and other financial assets

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Financial investments
In local currency
Securities and funds in local currency	320,101	‐	2,271,979	82,592
In foreign currency
Securities and funds in foreign currency (a)	‐	‐	2,854,126	‐
Derivative financial instruments and other financial assets at fair value (b)	2,607	295,637	833,986	1,162,283
Total financial investments and derivative financial instruments	322,708	295,637	5,960,091	1,244,875
Current	20,100	‐	2,553,011	292,934
Non-current	302,608	295,637	3,407,080	951,941

(a)   Refers substantially to financial investments made by subsidiary Ultrapar International in Time Deposits.

(b)   Accumulated gains, net of withholding income tax (see Note 26.f).

24

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

5. Trade receivables, reseller financing and other receivables (Consolidated)

Accounting policy

Trade receivables represent amounts receivable for the sale of products and services provided by the Company's subsidiaries and are recorded at the nominal value invoiced on the date of sale.

Reseller financing is provided to promote the renovation and upgrading of service stations, purchase of products, and development of the automotive fuels and lubricants distribution market. The amounts are financed with an average payment term of 12 to 60 months, subject to interest and monetary variation. Remeasurement is carried out at a market rate for working capital loans and is recognized in the financial result.

Expected credit losses are measured in accordance with the IFRS 9 simplified approach, using a provision matrix based on expected losses for the full balance of trade receivables. The loss allowance for expected credit losses considers the expected losses for the next 12 months, which includes the deterioration or improvement of the customers’ credit quality, considering the customers’ characteristics in each business segment. The expected credit losses are calculated by the expected loss approach, considering the probability of default. Loss rates are determined by the average of advances of receivables through stages of default until full write-off. This calculation includes the credit risk score for each exposure, based on predictive data and credit assessment experience.

The amount of the expected credit losses is deemed by management to be sufficient to cover any loss on realization of trade receivables.

a. Trade receivables and reseller financing

Trade receivables of customers	12/31/2024	12/31/2023
Domestic customers	3,885,310	4,183,696
Domestic customers - related parties (see Note 8)	301	78
Foreign customers	19,032	82,634
Foreign customers - related parties (see Note 8)	8,361	3,065
	3,913,004	4,269,473
(-) Allowance for expected credit losses	(345,735)	(334,467)
Total - trade receivables of customers	3,567,269	3,935,006
Current	3,540,266	3,921,790
Non-current	27,003	13,216

Reseller financing	12/31/2024	12/31/2023
Reseller financing – Ipiranga	1,404,883	1,189,886
(-) Allowance for expected credit losses	(126,859)	(134,383)
Total – reseller financing	1,278,024	1,055,503
Current	511,979	504,862
Non-current	766,045	550,641

25

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

b. Allowance for expected credit losses – trade receivables and reseller financing

Movements in the allowance for expected credit losses of trade receivables and reseller financing are as follows:

	Trade receivables	Reseller financing	Total
Balance as of December 31, 2022	322,753	173,287	496,040
Additions	115,090	28,472	143,562
Reversals	(76,762)	(59,436)	(136,198)
Write-offs	(26,614)	(7,940)	(34,554)
Balance as of December 31, 2023	334,467	134,383	468,850
Additions	114,691	31,931	146,622
Reversals	(85,549)	(37,126)	(122,675)
Write-offs	(17,874)	(2,329)	(20,203)
Balance as of December 31, 2024	345,735	126,859	472,594

The table below presents information on credit risk exposure, resulting from balances of trade receivables and reseller financing.

	12/31/2024			12/31/2023
	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses	Weighted average rate of expected losses	Gross accounting balance	Allowance for expected credit losses
Current	0.55%	4,289,620	23,517	0.55%	4,412,278	24,131
Less than 30 days	3.14%	141,756	4,452	7.62%	61,451	4,683
31-60 days	20.26%	40,402	8,186	4.92%	57,753	2,841
61-90 days	14.96%	27,360	4,093	15.29%	23,845	3,646
91-180 days	30.37%	57,289	17,396	32.91%	47,430	15,609
More than 180 days	54.49%	761,460	414,950	48.79%	856,602	417,940
		5,317,887	472,594		5,459,359	468,850

c. Trade receivables - sale of subsidiaries

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Sale of subsidiary Oxiteno:
Receivables from sale of investments (i)	‐	‐	‐	726,195
(-) Adjustment to present value - sale of investments (ii)	‐	‐	‐	(10,318)
Sale of subsidiary Extrafarma:
Receivables from sale of investments (iii)	‐	208,487	‐	208,487
Total - current	‐	208,487	‐	924,364

(i) The balance related to the final installment of the sale of Oxiteno was received in April 2024.

(ii) The consideration for the sale of Oxiteno was recognized at present value using a discount rate of 6.17%, and fully paid up in April 2024.

(iii) Balance related to the second installment of the Extrafarma sale transaction, received in August 2024, monetarily adjusted by the CDI rate + 0.5% p.a.

26

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

6. Inventories (Consolidated)

Accounting policy

Inventories are stated at the lower of cost and net realizable value, and estimates of net realizable value are based on the average selling prices at the end of the reporting period, net of applicable direct selling expenses. The costs are measured using the weighted average cost and include the costs of acquisition and processing directly and indirectly related to the units produced based on the normal capacity of production.

At the reporting date, the net realizable value of inventories is assessed and subsequent events related to price and cost fluctuations are considered, if relevant, and a provision for losses on obsolete or slow-moving inventories may be recognized. Write-offs and reversals are recognized as "Cost of goods sold and services rendered". This classification is made by management with the support of the industrial and operations teams.

	12/31/2024	12/31/2023
Fuels, lubricants and greases	3,009,100	3,367,094
Raw materials	373,544	282,197
Purchase for future delivery (1)	255,001	386,281
Consumable materials and other items for resale	129,539	121,537
Liquefied petroleum gas – LPG	128,098	112,100
Properties for resale	21,794	22,222
	3,917,076	4,291,431

(1) Refers substantially to ethanol, biodiesel and advances for fuel acquisition.

Movements in the provision for inventory losses are as follows:

Balance as of December 31, 2022	21,926
Reversal of provision for obsolescence and other losses	(8,301)
Reversal of provision for adjustment to realizable value	(6,594)
Balance as of December 31, 2023	7,031
Addition to provision for obsolescence and other losses	1,680
Reversal of provision for adjustment to realizable value	(4,791)
Balance as of December 31, 2024	3,920

27

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

7. Recoverable taxes (Consolidated)

a. Recoverable taxes

Recoverable taxes are substantially represented by credits of Tax on Goods and Services (“ICMS”, the Brazilian VAT), Contribution for Social Security Financing (“COFINS”), and Social Integration Program (“PIS”).

	12/31/2024	12/31/2023
ICMS - State VAT (a.1)	1,416,708	1,365,128
PIS and COFINS - Federal VAT (a.2)	3,172,417	2,761,262
Others	101,152	77,249
Total	4,690,277	4,203,639
Current	2,040,008	1,462,269
Non-current	2,650,269	2,741,370

a.1 The recoverable ICMS net of provision for losses is substantially related to the following operations:

Credits are recognized mainly of the following nature: a) transactions of inputs and outputs of products subject to taxation of the own ICMS; b) interstate outflows of oil-related products, whose ICMS was prepaid by the supplier (Petróleo Brasileiro S.A. (“Petrobras”)); c) refunds of the ICMS-ST (tax substitution) overpaid when the estimated calculation basis used is higher than that of the operation effectively performed.

In the second quarter of 2023, with the enactment of Supplementary Law 192/22, the single-phase ICMS levy on LPG, diesel, biodiesel, gasoline, and anhydrous ethanol became effective. Due to the advent of this new calculation modality, the subsidiaries have stopped generating credits related to the refunds of ICMS-ST (tax substitution).

The amounts of recoverable ICMS are realized through the Company’s own operations subject to taxes, being a revolving credit, which means that the credits are monthly offset against the tax payable on sales and new credits are generated by the acquisition of inputs, as well as by the State's refund on tax substitution operations. Management estimates the realization of the credits classified in non-current assets within a term of up to 5 years.

12/31/2024
Up to 1 year	513,494
From 1 to 2 years	472,413
From 2 to 3 years	246,132
From 3 to 5 years	184,669
Total recoverable ICMS, net of provision	1,416,708

The provision for ICMS losses, in the amount of R$ 17,116 (R$ 49,732 as of December 31, 2023), relates to tax credit of the subsidiaries whose amounts are not included within the term determined by its internal policies of provisioning.

a.2 The recoverable PIS and COFINS are substantially related to:

ICMS in the PIS and COFINS calculation basis - The balance of PIS and COFINS includes credits recorded under Laws 10,637/02 and 10,833/03, as well as amounts arising from a STF’s favorable decision regarding the exclusion of ICMS from the PIS and COFINS calculation basis.

28

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Supplementary Law 192 - On March 11, 2022 Supplementary Law (“LC” 192/22”) was published to reduce the tax burden of the fuel supply chain. Art. 9 of said law established the reduction of the PIS and COFINS tax rates levied on diesel, biodiesel and LPG to zero through December 31, 2022, ensuring at the same time the maintenance of credits taken across the whole supply chain.

On May 18, 2022, Provisional Act 1,118/22 amended Supplementary Law 192/22 to eliminate the right to take PIS and Cofins credits on purchases of diesel, LPG and biodiesel by end consumers. With the enactment of said Provisional Act, on June 2, 2022, Direct Unconstitutionality Action 7,181 was filed to challenge the provision in MP 1,118/22. On June 21, 2022, the Federal Supreme Court unanimously ratified the decision that considered MP 1,118/22 unconstitutional due to violation of the 90-day principle. Due to such court injunction and the non-conversion of Provisional Act 1,118/22 into law, the provisions in LC 192/22, which assured to all legal entities that are part of the fuel supply chain, including the Company’s subsidiaries, the maintenance of PIS and COFINS credits in connection with those transactions in the period from March 11, 2022 (LC 192/22 publication date) to September 21, 2022 (90 days after the publication of LC 194/22 that restricted the right to take credits on taxpayers), when it became effective.

The Company, through its subsidiaries, has credits in the amount of R$ 1,686,836 (R$ 1,088,303 as of December 31, 2023) from the LC 192/22. These credits were recorded considering the expectation of realization by the Company within a 5-year period from the date of generation, period in which the Company has the ability to use these credits. The estimated realization is updated annually considering the Company's estimated future results. Due to this realization, in the current year, the Company recognized in the line item of cost of products and services sold, additional credits of R$1,071,269 (R$563,000 as of December 31, 2023).

The Management estimates the realization of these credits within up to 5 years from the constitution date, as follows:

12/31/2024
Up to 1 year	1,434,055
From 1 to 2 years	746,577
From 2 to 3 years	421,674
From 3 to 5 years	570,111
Total recoverable PIS and COFINS	3,172,417

b. Recoverable income and social contribution taxes

Comprise IRPJ and CSLL to be recovered by the Company and its subsidiaries, arising from the tax advances of previous years, as well as referring to lawsuits on the non-levy of IRPJ and CSLL on the monetary variation (SELIC) in the repetition of undue payments. The Company, through its subsidiaries, has a recoverable IRPJ and CSLL balance of R$ 498,067, of which R$ 151,930 recorded as current and R$ 346,137 recorded as non-current (R$ 396,405, of which R$ 171,051 recorded as current and R$ 225,354 recorded as non-current as of December 31, 2023). The Management estimates the realization of these credits within up to 5 years.

29

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

8. Related parties

a. Parent

	Assets		Liabilities
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Transactions with joint ventures
Química da Bahia Indústria e Comércio S.A.	‐	‐	2,875	2,875

Transactions with subsidiaries
Ipiranga Produtos de Petróleo S.A.	50,548	69,118	431	3,843
Companhia Ultragaz S.A.	28,588	18,741	1,761	880
Ultracargo Logística S.A.	7,860	3,369	‐	183
Eaí Clube Automobilista S.A.	1,008	621	78	‐
am/pm Comestíveis Ltda.	5,079	2,994	19	232
Others	739	269	11	124
Transactions with associates
Hidrovias do Brasil S.A.	227	‐	‐	‐
Total	94,049	95,112	5,175	8,137

Other receivables/payables	86,973	88,435	2,300	5,262
Related parties	7,076	6,677	2,875	2,875

b. Consolidated

Balances and transactions between the Company and its subsidiaries have been eliminated in consolidation and are not disclosed in this Note. The balances and transactions between the Company and its subsidiaries with other related parties are highlighted below:

30

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

	Assets		Liabilities		Operating result - Sales/(Purchases)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Transactions with subsidiaries and joint ventures

Transactions with joint ventures
Refinaria de Petróleo Riograndense S.A.	‐	‐	9,846	29,278	(457,885)	(510,510)
Latitude Logística Portuária S.A.	10,862	11,393	‐	20	‐	‐
Navegantes Logística Portuária S.A.	29,406	13,703	‐	‐	‐	‐
Others	7,943	6,874	2,875	2,917	851	571

Transactions with associates
Hidrovias do Brasil S.A.	416	‐	‐	‐	‐	‐

Transactions with other related parties
Chevron Oronite Brasil Ltda. (1)	‐	‐	13,434	53,466	(195,925)	(175,053)
Chevron Products Company (1)	‐	‐	159,432	63,263	(745,812)	(370,137)
Others	8,760	3,065	1,449	1,626	(3,718)	(13,157)

Total	57,387	35,035	187,036	150,570	(1,402,489)	(1,068,286)

Trade receivables (Note 5)	8,662	3,143	‐	‐	‐	‐
Other receivables	416	‐	‐	‐	‐	‐
Trade payables (Note 16)	‐	‐	183,520	147,452	‐	‐
Related parties	48,309	31,892	3,516	3,118	‐	‐
Sales and services provided	‐	‐	‐	‐	21,125	14,779
Purchases	‐	‐	‐	‐	(1,423,614)	(1,083,065)

(1) Non-controlling shareholders and other related parties of Iconic.

Purchase and sale transactions relate substantially to the purchase of raw materials, feedstock, transportation, and storage services based on prices and terms negotiated between the parties, with customers and suppliers with comparable operational performance.

c. Key executives (Consolidated)

The Ultrapar’s compensation policy and practices are designed to align short and long-term interests with shareholders and the Company’s sustainability. The short and long-term variable compensation is linked to growth goals in results and generated economic value, aligned with shareholders’ interests. Variable compensation also directs the professionals’ focus to the strategic plan approved by the Board of Directors, and is linked to annual growth targets in financial results and priority matters for the Company. For details about post-employment benefits see Note 17.b.

The expenses for compensation of its key executives (Company’s directors and executive officers) are shown below:

	12/31/2024	12/31/2023
Short-term compensation	51,814	54,396
Stock compensation	62,952	35,165
Post-employment benefits	4,767	4,206
Termination benefits	‐	1,007
Total	119,533	94,774

31

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024
  2017 Plan

On April 19, 2017, the Ordinary and Extraordinary General Shareholders’ Meeting (“OEGM”) approved a share-based incentive plan (“2017 Plan”), which establishes the general terms and conditions for granting common shares issued by the Company and held in treasury, that may or may not involve the granting of usufruct of part of these shares for later transfer of the ownership of the shares, with vesting periods determined in each Program, to directors or employees of the Company or its subsidiaries.

As a result of the Plan approved in 2017, common shares representing at most 1% of the Company's share capital could be delivered to the participants, which corresponded, at the date of approval of this Plan, to 11,128,102 common shares.

At the OEGM held on April 19, 2023, the 2017 Plan was amended, permitting that, if the participant becomes a member of the Company's Board of Directors, thus ceasing to hold any other executive position, the right to receive ownership of the shares will be preserved, maintaining the conditions and other requirements established in the applicable programs and in each agreement.

  2023 Plan

The share-based incentive plan ("2023 Plan") establishes the general terms and conditions for the Company or its subsidiaries to grant common shares issued by them and held in treasury, to the Management, including the members of Ultrapar's Board of Directors, or employees of the Company or of companies under its direct or indirect control, that may involve the granting of usufruct for later transfer of the ownership of the shares, subject to the terms and conditions set forth in the 2023 Plan. In the case of members of the Board of Directors, the grants will be mandatorily linked to the remuneration approved by the shareholders at the Ordinary General Shareholders’ Meeting.

As a result of the 2023 Plan, common shares representing at most 5% of the Company's share capital may be delivered to the participants, which corresponded, at the date of approval of said Plan, to 55,760,215 common shares. Annually, a maximum of 1% of this limit may be used.

The table below summarizes the restricted and performance stock programs under the 2017 Plan and the 2023 Plan:

Program	Grant date	Number of shares granted (Quantity)	Vesting period	Fair value of shares on the grant date (in R$)	Total exercisable grant costs, including taxes (in R$ thousands)	Accumulated recognized exercisable grant costs (in R$ thousands)	Unrecognized exercisable grant costs (in R$ thousands)
Restricted	September 2, 2019	240,000	2025	16.42	6,774	(6,024)	750
Restricted	April 1, 2020	39,084	2025	12.53	1,124	(1,074)	50
Performance	April 1, 2020	55,074	2025	12.53	1,324	(1,268)	56
Restricted	September 16, 2020	140,000	2026	23.03	5,464	(3,946)	1,518
Restricted	September 22, 2021	1,000,000	2027	14.17	24,093	(13,339)	10,754
Restricted	April 6, 2022	634,165	2025	14.16	16,906	(15,508)	1,398
Performance	April 6, 2022	1,007,324	2025	14.16	26,829	(24,802)	2,027
Restricted	September 21, 2022	2,640,000	2032	12.98	64,048	(14,945)	49,103
Restricted	December 7, 2022	1,500,000	2032	13.47	37,711	(7,860)	29,851
Restricted	April 20, 2023	311,324	2025	14.50	7,472	(6,538)	934
Restricted	April 20, 2023	1,146,194	2026	14.50	31,039	(18,129)	12,910
Performance	April 20, 2023	1,156,903	2026	14.50	31,320	(18,410)	12,910
Restricted	September 20, 2023	3,800,000	2033	18.75	132,784	(17,712)	115,072
Restricted	April 17, 2024	3,495,953	2027 to 2029	26.94	177,651	(31,656)	145,995
Restricted	June 19, 2024	60,683	2027	21.47	2,468	(411)	2,057
Restricted	October 1, 2024	1,295,000	2034	23.10	55,785	(1,395)	54,390
		18,521,704			622,792	(183,017)	439,775

32

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Number of shares as of December 31, 2022	8,934,704
Shares granted during the year	6,930,871
Cancellation of granted shares due to termination of executive employment	(583,180)
Shares transferred (vesting)	(447,800)
Number of shares as of December 31, 2023	14,834,595
Shares granted during the year	5,061,396
Cancellation of granted shares due to termination of executive employment	(139,105)
Shares transferred (vesting)	(1,235,182)
Number of shares as of December 31, 2024	18,521,704

The Company does not have shares that were not transferred after the period for transfer of the ownership of the shares. For the year ended December 31, 2024, an expense in the amount of R$ 112,277 was recognized in relation to the Plan (R$ 70,770 for the year ended December 31, 2023).

For all plans, settlements are made only with the delivery of treasury shares. The values of the grants were determined on the granting date based on the market value of these shares on B3 (the Brazilian Stock Exchange).

9. Income and social contribution taxes

Accounting policy

Current and deferred income tax (“IRPJ”) and social contribution on net income tax (“CSLL”) are calculated based on their current rates. For the calculation of current IRPJ, the value of tax incentives is also considered. At the end of the fiscal year the portion of the profit corresponding to these investment grants is allocated to the constitution of a tax incentive reserve in subsidiaries’ equity and is excluded from the dividend calculation basis and subsequently capitalized. Taxes are recognized based on the rates of IRPJ and CSLL provided for by the laws enacted on the last day of the financial statements. The current rates in Brazil are 25% for IRPJ and 9% for CSLL.

Deferred IRPJ and CSLL are recognized when a temporary difference between the tax and accounting balances exists, given that tax credits and debits are not subject to the statute of limitations, and mainly result from provisions for differences between cash and accrual basis, tax loss carryforwards, leasing operations , negative bases and provisions for tax, civil, and labor risks. Deferred tax assets are sustained by the continued profitability of their operations.

For purposes of disclosure, deferred tax assets were offset against deferred tax liabilities, in the same taxable entity.

On December 27, 2024, Law 15,079 was published, which introduce the Additional of CSLL to adapt Brazilian legislation to the GloBE Rules aligning the country to Pillar 2 of the BEPS of OECD.This guideline establishes a minimum global tax rate of 15% for multinationals with annual revenues exceeding € 750 million.

Management assessed and concluded that no relevant effects on the Company's financial statements are expected.

33

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

a. Deferred income (IRPJ) and social contribution taxes (CSLL)

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Assets - deferred income and social contribution taxes on:
Provision for losses with assets	‐	‐	41,467	46,863
Provisions for tax, civil and labor risks	67,261	64,486	188,495	326,662
Provision for post-employment benefits	516	512	76,166	90,451
Provision for differences between cash and accrual basis (i)	‐	‐	19,483	35,989
Goodwill	‐	‐	10,317	7,976
Provision for asset retirement obligation	‐	‐	13,472	14,759
Operating provisions	4,366	3,247	60,120	299,609
Provision for profit sharing and bonus	10,246	12,590	76,880	91,883
Leases payable	2,961	2,919	499,988	518,138
Change in fair value of subscription warrants	‐	3,566	‐	3,566
Provision for deferred revenue	‐	‐	450	932
Other temporary differences	21,762	9,428	115,753	104,319
Tax losses and negative basis for social contribution carryforwards	51,339	77,453	510,780	396,601
Total	158,451	174,201	1,613,371	1,937,748
Offsetting liability balance	(15,821)	(9,934)	(676,430)	(682,614)
Net balances presented in assets	142,630	164,267	936,941	1,255,134
Liabilities - Deferred income and social contribution taxes on:
Leases payable	2,586	2,559	406,173	432,908
Provision for differences between cash and accrual basis (i)	‐	7,375	194,846	81,293
Change in fair value of subscription warrants	7,611	‐	7,611	‐
Goodwill/negative goodwill on investments	‐	‐	28,771	28,717
Business combination - fair value of assets	‐	‐	52,781	54,921
Other temporary differences	5,624	‐	119,073	84,981
Total	15,821	9,934	809,255	682,820
Offsetting asset balance	(15,821)	(9,934)	(676,430)	(682,614)
Net balances presented in liabilities	‐	‐	132,825	206

(i) In the consolidated refers mainly to the income and social contribution taxes on foreign exchange variation of the derivative instruments.

34

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Changes in the net balance of deferred IRPJ and CSLL are as follows:

	Parent	Consolidated
Balance as of December 31, 2022 (net)	150,451	897,936
Deferred IRPJ and CSLL recognized in profit (loss) for the year	13,784	335,375
Deferred IRPJ and CSLL recognized in other comprehensive income	32	21,474
Others	‐	143
Balance as of December 31, 2023 (net)	164,267	1,254,928
Deferred IRPJ and CSLL recognized in profit (loss) for the year	(21,530)	(360,953)
Deferred IRPJ and CSLL recognized on company acquisition	‐	(71,815)
Deferred IRPJ and CSLL recognized in other comprehensive income	(107)	(18,178)
Others	‐	134
Balance as of December 31, 2024 (net)	142,630	804,116

The estimated recovery of the deferred tax assets relating to IRPJ and CSLL is shown as follows:

	Parent	Consolidated
Up to 1 year	35,378	467,926
1 to 2 years	23,293	140,138
2 to 3 years	19,398	428,331
3 to 5 years	43,449	162,940
5 to 7 years	36,742	224,590
7 to 10 years	191	189,446
Total deferred tax assets relating to IRPJ and CSLL	158,451	1,613,371

The balances of R$158,451 in the parent and R$1,613,371 in the consolidated were supported by the technical study on taxable profit projections for the realization of deferred tax assets. The taxable profit projections from business plans of each segment of the Company which indicates trends and perspectives, demand effects, competition and other economic factors, and that represent management’s best estimate about the economic conditions existing during the period of realization of the deferred tax asset, were taken into account.

The main key assumptions used to calculate the realization of deferred tax assets are: growth in Gross Domestic Product (“GDP”), exchange rate, basic interest rate (SELIC) and DI, inflation rate and commodity price index.

35

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

b. Reconciliation of income and social contribution taxes in the statement of income

IRPJ and CSLL are reconciled to the statutory tax rates as follows:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Income before taxes	2,397,487	2,452,652	4,011,517	3,578,695
Statutory tax rates - %	34	34	34	34
Income and social contribution taxes at the statutory tax rates	(815,146)	(833,902)	(1,363,916)	(1,216,756)
Adjustment to the statutory income and social contribution taxes:
Nondeductible expenses	(2,973)	(3,019)	(14,729)	(11,535)
Nontaxable revenues (i)	418	9,409	26,755	114,981
Adjustment to estimated income	‐	‐	1,807	2,173
Unrecorded deferred income and social contribution tax carryforwards	(25,884)	‐	(205,794)	(36,227)
Share of profit (loss) of subsidiaries, joint ventures and associates	809,203	846,771	(44,090)	4,049
Interest on capital between subsidiaries	‐	‐	35,901	‐
Other adjustments	(365)	(32,116)	(15,861)	(26,666)
Income and social contribution taxes before tax incentives	(34,747)	(12,857)	(1,579,927)	(1,169,981)
Tax incentives – SUDENE (ii)	-	‐	94,310	109,039
Income and social contribution taxes in the statement of income	(34,747)	(12,857)	(1,485,617)	(1,060,942)
Current	(13,217)	(26,641)	(1,124,664)	(1,396,317)
Deferred	(21,530)	13,784	(360,953)	335,375
Effective IRPJ and CSLL rates - %	1.4	0.5	37.0	29.6

(i)	Consist of gains and income not taxable under applicable tax legislation, such as reimbursement of taxes, tax incentives, installments and reversal of certain provisions, as well as recovery of tax credits and amounts related to non-taxation of the income and social contribution taxes on the monetary variation (SELIC) in the repetition of undue tax lawsuits.
(ii)	Certain subsidiaries have the benefit of income tax reduction for belonging to the sectors of the economy considered priority for the subsidized areas, with a 75% decrease in the income tax basis.

c. Tax losses and negative basis for social contribution carryforwards

As of December 31, 2024, the Company and certain subsidiaries had tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL), whose annual offsets are limited to 30% of taxable income in a given tax year, and do not expire.

36

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The balances comprising deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2024	12/31/2023
Oil Trading	77,155	84,372
Ultrapar	51,339	77,453
Abastece aí Clube	‐	91,861
Ipiranga	300,409	97,071
Ultracargo Soluções Logística	33,553	30,652
Others	48,324	15,192
	510,780	396,601

The balances which are not constituted of deferred taxes related to income tax loss carryforwards and negative basis of social contribution are as follows:

	12/31/2024	12/31/2023
Neogás	45,286	45,333
Integra Frotas	18,927	13,335
Stella	15,686	8,634
Millennium	11,650	8,539
Abastece aí [1]	126,900	‐
Others	6,374	461
	224,823	76,302

1 As of December 31, 2024, the Company reversed the deferred taxes recorded on tax loss carryforwards related to income tax (IRPJ) and social contribution (CSLL) of the subsidiary, based on projections of future realization.

d. Non-levy of IRPJ/CSLL on the update by Selic of tax undue payments received from the Federal Government

The Company and its subsidiaries have lawsuits claiming the non-levy of IRPJ and CSLL on monetary variation (SELIC) on tax credits. On September 27, 2021, the Federal Supreme Court judged that the levy of IRPJ and CSLL on amounts related to monetary variation received by taxpayers in the repetition of undue tax payments is unconstitutional. The Company and its subsidiaries have registered credits of this nature in the amount of R$ 141,147 as of December 31, 2024 (R$ 143,147 as of December 31, 2023).

37

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

10. Contractual assets with customers - exclusivity rights (Consolidated)

Refers to exclusivity rights reimbursements of Ipiranga’s agreements with reseller service stations that are recognized at the time of their occurrence and amortized according to the conditions established in the agreement. Amortizations are recognized in profit or loss as reductions of sales revenue.

Changes are shown below:

Balance as of December 31, 2022	2,205,591
Additions	664,363
Amortization	(607,446)
Balance as of December 31, 2023	2,262,508
Additions	424,477
Amortization	(555,083)
Balance as of December 31, 2024	2,131,902
Current	658,571
Non-current	1,473,331

11. Investments in subsidiaries, joint ventures and associates

Accounting policy

Investments in subsidiaries are accounted for under the equity method of accounting in the parent’s individual financial statements. A subsidiary is an investee in which the investor is entitled to variable returns on investment and has the ability to interfere in its financial and operational activities.

Investments in associates and joint ventures are accounted for under the equity method of accounting in the financial statements. An associate is an investment in which an investor has significant influence, that is, has the power to participate in the financial and operating decisions of the investee but does not exercise control. A joint venture is an investment in which the shareholders have the right to net assets on behalf of a joint control. Joint control is the agreement which establishes that decisions about the relevant activities of the investee require the consent from the parties that share control.

Other investments are stated at acquisition cost less provision for losses, unless the loss is considered temporary.

38

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The table below presents the positions of equity and income (loss) for the year by company:

				Parent
	Equity	Income (loss) for the year	Interest in share capital - % (*)	Investments/ Provision for equity deficiency		Share of profit (loss) of subsidiaries, joint ventures and associates
				12/31/2024	12/31/2023	12/31/2024	12/31/2023
Subsidiaries
Ultrapar Logística Ltda.	3,266,345	253,128	100.00	3,266,345	1,745,326	253,128	308,672
Ipiranga Produtos de Petróleo S.A. (v)	‐	‐	‐	‐	9,216,020	‐	1,409,687
Ultrapar International S.A.	(68,530)	(13,680)	100.00	(68,530)	(54,850)	(13,680)	21,795
UVC (vii)	‐	(4,112)	‐	‐	39,917	(4,112)	(7,047)
Centro de Conveniências Millennium Ltda. (iv)	‐	‐	‐	‐	‐	‐	(5,249)
Eaí Clube Automobilista S.A. (Note 1.a.2)	‐	‐	‐	‐	168,602	‐	(53,311)
Ultragaz Participações Ltda. (vi)	‐	372,263	‐	‐	1,004,960	372,263	808,696
Companhia Ultragaz S.A.	1,106,850	513,966	99.99	1,106,687	‐	513,890	‐
UVC Investimentos Ltda.	47,702	516	100.00	47,702	(862)	516	(935)
Imaven Imóveis Ltda. (ii)	64,917	3,121	100.00	64,917	52,796	3,121	1,866
Ultrapar Mobilidade Ltda. (*) (iii) (v)	10,407,480	1,282,578	100.00	10,407,480	59,403	1,282,578	(1,297)
Joint ventures
Química da Bahia Indústria e Comércio S.A.	6,637	(319)	50.00	3,319	3,478	(158)	(41)
Refinaria de Petróleo Riograndense S.A. (i)	6,081	(83,097)	33.14	2,016	31,553	(27,537)	7,668

Total (A)				14,829,936	12,266,343	2,380,009	2,490,504
Total provision for equity deficit (B)				(68,530)	(55,712)
Total investments (A-B)				14,898,466	12,322,055

(*)	Amounts adjusted for unrealized profits in equity and income for the year.
(i)	Investment considers capital loss balances of R$ 9,666 as of December 31, 2024 (R$ 10,627 as of December 31, 2023).
(ii)	On April 28, 2023, Imaven Imóveis Ltda. carried out a partial spin-off of its equity, where the spun-off portion was merged into subsidiary Ipiranga Produtos de Petróleo S.A. On May 1, 2023, Ultrapar acquired the total shares of Imaven Imóveis Ltda. of its subsidiary Ipiranga Produtos de Petróleo S.A.
(iii)	Company established on February 28, 2023 with the purpose of holding interests in other companies.
(iv)	(iv) On October 2, 2023, the Company transferred all shares in Centro de Conveniências Millennium Ltda. to its subsidiary Ultrapar Mobilidade Ltda., as a capital contribution.
(v)	On January 2, the Company transferred all shares in Ipiranga Produtos de Petróleo S.A. to its subsidiary Ultrapar Mobilidade Ltda., as capital contribution.
(vi)	On August 1, 2024, Ultragaz Participações Ltda. merged its equity into the equity of subsidiary Companhia Ultragaz S.A.
(vii)	On December 1, 2024, the Company transferred all of its shares to subsidiary UVC Investimentos Ltda.

39

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

				Consolidated
	Equity	Income (loss) for the year	Interest in share capital - % (*)	Investments/ Provision for equity deficiency		Share of profit (loss) of subsidiaries, joint ventures and associates
				12/31/2024	12/31/2023	12/31/2024	12/31/2023
Joint ventures
União Vopak – Armazéns Gerais Ltda.	540	(1,460)	50.00	270	1,550	(730)	7,694
Refinaria de Petróleo Riograndense S.A.	6,081	(83,097)	33.14	2,015	31,553	(27,537)	7,668
Latitude Logística Portuária S.A.	4,449	(7,555)	50.00	2,225	6,002	(3,777)	(1,636)
Navegantes Logística Portuária S.A.	22,093	(25,417)	33.33	7,364	15,836	(8,472)	(7,413)
Nordeste Logística I S.A.	17,878	(513)	33.33	5,959	7,071	(171)	730
Nordeste Logística II S.A.	56,347	4,698	33.33	18,782	17,216	1,566	(2,199)
Nordeste Logística III S.A.	54,991	1,478	33.33	18,330	18,004	493	967
Química da Bahia Indústria e Comércio S.A.	6,637	(319)	50.00	3,319	3,478	(159)	(42)
Terminal de Combustíveis Paulínia S.A. ("Opla") (i)	119,388	8,324	50.00	59,694	54,155	4,162	4,071
Other investments	‐	‐	‐	281	349	‐	‐
Associates
Hidrovias do Brasil S.A. (ii)	1,203,135	(229,904)	41.94	504,629	‐	(94,842)	‐
Transportadora Sulbrasileira de Gás S.A.	13,994	6,812	25.00	3,498	3,978	1,704	2,043
Metalúrgica Plus S.A.	(1,045)	(276)	33.33	(349)	(256)	(91)	(99)
Plenogás Distribuidora de Gás S.A.	3,124	2,010	33.33	1,041	497	672	124
Other investments	‐	‐	‐	41	33	‐	‐

Goodwill on investments (*)
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	117,306	158,634	‐	‐
Hidrovias do Brasil S.A.	‐	‐	‐	775,044	‐	‐	‐

Fair value adjustment on investments
Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	38,835	‐	(2,493)	‐

Advances for acquisition
Advances - Pão de Açúcar Group stations (iii)	‐	‐	‐	90,000	‐	‐	‐

Advance for future capital increase
Hidrovias do Brasil S.A. (v)	‐	‐	‐	500,000	‐	‐	‐

Total (A)				2,148,284	318,100	(129,675)	11,908
Total provision for equity deficit (B)				(349)	(256)	‐	‐
Total investments (A-B)				2,148,633	318,356

(*)	For more information on the accounting policy, see Note 14.a.
(i)	Subsidiary Ultracargo Logística S.A. acquired a 50% interest in Opla on July 1, 2023. The purchase price allocation (PPA) was completed in June 2024. For further information, see Note 28.

40

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

(ii)	Hidrovias is engaged in logistics and waterway, highway and multimodal infrastructure activities in Brazil and abroad. As of May 2024, date on which the Company began to hold significant influence in Hidrovias, the share of profit (loss) of the associate is recorded with a 2-month lag, as it was not feasible to consolidate the figures at the time of acquisition and since then the Company has maintained consistency in its disclosures. For further information, see Note 28.a.
(iii)	The amount refers to the advance for the acquisition of Pão de Açúcar Group service stations by subsidiary Centro de Conveniências Millenium Ltda. For further information, see Note 1.b.3
(iv)	The amount refers to the advance for future capital increase of Hidrovias, made by subsidiary Ultrapar Logística Ltda. For further information, see Note 28.a

The financial position and income of subsidiaries which have relevant non-controlling interests is shown below:

	Consolidated
	Proportion of interest in share capital and voting rights held by non-controlling interests		Equity attributable to non-controlling interests		Income allocated to non-controlling interests for the year
	12/31/2024	12/31/2023	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Subsidiaries	%	%
Iconic Lubrificantes S.A.	44%	44%	484,986	477,710	135,428	72,505
WTZ Participações S.A.	48%	-	116,249	‐	25,082	‐
Other investments	-	-	63,491	45,621	2,650	5,453
			664,726	523,331	163,160	77,958

The summarized financial information of the associates and joint ventures relevant for the Company is presented below. The individual financial statements of these entities may differ from the financial information presented here, which is prepared considering Ultrapar's accounting policies and using the most recent financial information available.

	12/31/2024		10/31/2024
	Joint ventures		Associate
	RPR	Opla	Hidrovias do Brasil S.A.
Total assets	1,069,063	182,810	2,591,401
Total liabilities	1,062,982	63,422	1,388,266
Equity	6,081	119,388	1,203,135
Net revenue	2,177,747	60,281	-
Net income (loss) for the year	(83,097)	8,324	(229,904)
Number of shares or units held	1,719,491	16,957,908	318,925,700
Interest in share capital - %	33.14	50.00	41.94

	12/31/2023
	Joint ventures
	RPR	Opla
Total assets	844,959	190,626
Total liabilities	717,926	82,315
Equity	127,033	108,311
Net revenue	2,954,931	35,117
Net income (loss) for the year	20,899	8,141
Number of shares or units held	5,078,888	33,915,815
Interest in share capital - %	33.14	50.00

41

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Balances and changes in investments in subsidiaries, joint ventures and associates are as follows:

	Parent			Consolidated
	Subsidiaries	Joint ventures	Total	Joint ventures	Associates	Advances	Advances for future capital increase	Total
Balance as of December 31, 2022 (i)	12,141,736	28,705	12,170,441	106,843	4,384	‐	‐	111,227
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,482,877	7,627	2,490,504	9,840	2,068	‐	‐	11,908
Dividends	(1,782,516)	(2,196)	(1,784,712)	(11,072)	(2,200)	‐	‐	(13,272)
Equity instrument granted (ii)	5,598	‐	5,598	899	‐	‐	‐	899
Accumulated other comprehensive income	(7,163)	895	(6,268)	‐	‐	‐	‐	‐
Capital increase in cash	422,886	‐	422,886	‐	‐	‐	‐	‐
Shareholder transactions - changes of interest	168	‐	168	‐	‐	‐	‐	‐
Acquisition of Imaven Imóveis Ltda.	60,930	‐	60,930	‐	‐	‐	‐	‐
Acquisition of Terminal de Combustíveis Paulínia S.A. ("Opla")	‐	‐	‐	210,096	‐	‐	‐	210,096
Capital decrease	(1,093,204)	‐	(1,093,204)	(3,100)	‐	‐	‐	(3,100)
Other movements	‐	‐	‐	342	‐	‐	‐	342
Balance as of December 31, 2023 (i)	12,231,312	35,031	12,266,343	313,848	4,252	‐	‐	318,100
Share of profit (loss) of subsidiaries, joint ventures and associates (*)	2,407,704	(27,695)	2,380,009	(34,625)	(92,557)	‐	‐	(127,182)
Amortization of fair value adjustments	‐	‐	‐	(2,493)	‐	‐	‐	(2,493)
Dividends	(1,169,912)	‐	(1,169,912)	‐	(1,196)	‐	‐	(1,196)
Equity instrument granted (ii)	29,587	‐	29,587	‐	1,540	‐	‐	1,540
Accumulated other comprehensive income	62,272	(2,427)	59,845	(2,427)	37,458	‐	‐	35,031
Tax incentive reserve	5,699	-	5,699	-	-	-	-	-
Capital increase in cash	1,124,230	‐	1,124,230	‐	42,985	‐	‐	42,985
Capital increase in shares	133,552	‐	133,552	‐	‐	‐	‐	‐
Capital decrease in shares	‐	‐	‐	(522)	‐	‐	‐	(522)
Advances for investments - GPA stations	‐	‐	‐	‐	‐	90,000	-	90,000
Acquisition of shares of Hidrovias do Brasil S.A.	‐	‐	‐	‐	647,201	‐	‐	647,201
Transfers of financial assets to investments (iii)	‐	‐	‐	‐	645,333	‐	‐	645,333
Advance for future capital increase (iv)	‐	‐	‐	‐	-	-	500,000	500,000
Other movements	157	426	583	599	(1,112)	‐	‐	(513)
Balance as of December 31, 2024 (i)	14,824,601	5,335	14,829,936	274,380	1,283,904	90,000	500,000	2,148,284

42

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

(*)	Adjusted for unrealized profits between subsidiaries.
(i)	Investments in subsidiaries, joint ventures and associates net of provision for equity deficit.
(ii)	Amounts refer to grants of long-term incentives in subsidiaries Ultrapar Mobilidade, Ultragaz Participações and Ultrapar Logística.
(iii)	Amounts refer to the acquisition of stake in Hidrovias do Brasil S.A. For further details, see Note 28.a.
(iv)	Amounts refer to the advance for future capital increase made in December 2024 by subsidiary Ultrapar Logística Ltda. in Hidrovias do Brasil S.A.
12. Right-of-use assets and leases payable (Consolidated)

Accounting policy

The Company and its subsidiaries recognized in the statement of financial position right-of-use assets and the respective lease liabilities initially measured at the present value of future lease payments, discounted by the incremental loan rate of the Company, considering the related contract costs. Right-of-use assets include amounts related to port area lease grants.

The remeasurement of assets and liabilities based on the contractual index is recognized in the statement of financial position, not having an effect on the result. In case of cancellation of the contract, the assets and respective liabilities are written off to the result, considering, if it is the case, any penalties provided in contractual clauses. The Company and its subsidiaries have no intention of purchasing the underlying asset.

The amortization expenses of right-of-use assets are recognized in the statement of income over the lease contract term. When the right-of-use asset is used in the construction of the property, plant, and equipment (“PP&E”), its amortization is capitalized until the asset under construction is completed. The liability is increased for interest and decreased by lease payments made. The interest is recognized in the statement of income using the effective interest rate method.

For short-term leases of 12 months or less and lease contracts of low-value assets, which do not have a purchase option at the end of the contract the Company and its subsidiaries recognize the lease expense in the statement of income as incurred over the lease term.

43

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

  Right-of-use assets
  Consolidated
	Weighted average useful life (years)	Balance as of 12/31/2023	Additions and remeasurement (i)	Write-offs	Transfers (ii)	Amortization	Balance as of 12/31/2024
Cost:
Real estate	9	1,998,866	196,194	(207,945)	‐	‐	1,987,115
Port areas	32	314,964	2,025	‐	26,750	‐	343,739
Vehicles	3	270,388	143,043	(56,337)	‐	‐	357,094
Equipment	3	38,278	5,958	(10,591)	‐	‐	33,645
Others	20	27,846	‐	‐	‐	‐	27,846
		2,650,342	347,220	(274,873)	26,750	‐	2,749,439
Accumulated amortization:
Real estate	‐	(753,198)	‐	131,716	(4,402)	(197,849)	(823,733)
Port areas	‐	(44,620)	‐	‐	-	(8,072)	(52,692)
Vehicles	‐	(109,967)	‐	35,669	‐	(95,538)	(169,836)
Equipment	‐	(5,184)	‐	9,778	‐	(10,601)	(6,007)
Others	‐	(25,847)	‐	‐	‐	-	(25,847)
		(938,816)	‐	177,163	(4,402)	(312,060)	(1,078,115)
Net amount		1,711,526	347,220	(97,710)	22,348	(312,060)	1,671,324

(i) Considers R$ 342,332 referring to additions and remeasurements between right-of-use assets and leases payable.

(ii) Refers to the amortization of the right of use, which is being capitalized as Construction in progress until the beginning of its operation. Additionally, the cost includes the advance balance of the grant of Maceió carried out in IPP.

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions and remeasurement	Write-offs	Transfers	Amortization	Acquisition of subsidiary	Balance as of 12/31/2023
Cost:
Real estate	10	2,019,898	140,245	(165,551)	‐	‐	4,274	1,998,866
Port areas	29	311,174	3,790	‐	‐	‐	‐	314,964
Vehicles	4	186,455	120,705	(71,781)	‐	‐	35,009	270,388
Equipment	5	26,345	12,910	(1,973)	‐	‐	996	38,278
Others	20	27,846	‐	‐	‐	‐	‐	27,846
		2,571,718	277,650	(239,305)	‐	‐	40,279	2,650,342
Accumulated amortization:
Real estate	‐	(634,688)	‐	95,896	(4,491)	(209,522)	(393)	(753,198)
Port areas	‐	(36,773)	‐	‐	‐	(7,847)	‐	(44,620)
Vehicles	‐	(83,902)	‐	63,708	‐	(80,661)	(9,112)	(109,967)
Equipment	‐	(2,850)	‐	1,974	‐	(4,151)	(157)	(5,184)
Others	‐	(22,128)	‐	‐	‐	(3,719)	‐	(25,847)
		(780,341)	‐	161,578	(4,491)	(305,900)	(9,662)	(938,816)
Net amount		1,791,377	277,650	(77,727)	(4,491)	(305,900)	30,617	1,711,526

44

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

b. Leases payable

The changes in leases payable are shown below:

Balance as of December 31, 2022	1,523,769
Interest accrued	143,005
Payments of leases	(213,527)
Interest payment	(145,586)
Additions and remeasurement	257,201
Write-offs	(71,569)
Acquisition of subsidiary	30,641
Balance as of December 31, 2023	1,523,934
Interest accrued	133,767
Payments of leases	(285,404)
Interest payment	(148,084)
Additions and remeasurement	342,332
Write-offs	(81,393)
Balance as of December 31, 2024	1,485,152
Current	316,460
Non-current	1,168,692

The undiscounted future cash outflows are presented below:

	12/31/2024	12/31/2023
Up to 1 year	355,336	418,450
1 to 2 years	282,945	322,165
2 to 3 years	240,984	227,785
3 to 4 years	188,002	189,744
4 to 5 years	158,559	147,977
More than 5 years	891,997	1,003,655
Total	2,117,823	2,309,776

The contracts of leases payable are substantially indexed by the IGP-M.

b.1. Discount rates

The weighted nominal average discount rates for the lease contracts of the Company are:

Contracts by maturity date and discount rate
Maturity dates of the contracts	Rate (% p.a.)
From 1 to 5 years	10.56%
From 6 to 10 years	10.16%
From 11 to 15 years	9.81%
More than 15 years	9.68%

45

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

c. Effects of inflation and potential right of recoverable PIS and COFINS - disclosures required by the CVM in the letter SNC/SEP 02/2019

The effects of inflation for the year ended December 31, 2024 are as follows:

Right-of-use asset, net
Nominal base	1,671,324
Inflated base	2,050,080
22.7%
Leases payable
Nominal base	1,485,152
Inflated base	1,863,908
25.5%
Financial expenses
Nominal base	133,767
Inflated base	173,068
29.4%
Amortization expense
Nominal base	312,060
Inflated base	357,227
14.5%

The possible credits of PIS and COFINS on payments of leases, calculated based on the rate of 9.25%, according to the Brazilian tax legislation for the year ended December 31, 2024, are presented below:

Potential right of recoverable PIS and COFINS
Cash flow at present value	137,377
Nominal cash flow	195,899

d. Lease contracts of leases of low-value assets and short-term leases

	Up to 1 year	Between 1 and 5 years	Total
12/31/2024	8,022	2,637	10,659

12/31/2023	7,693	1,872	9,565

The amount of leases considered as of low value, short term and variable payments, recognized as an expense for the year ended December 31, 2024 was R$ 9,850 (R$ 7,794 for the year ended December 31, 2023).

46

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

13. Property, plant, and equipment (Consolidated)

Accounting policy

Property, plant and equipment items are measured at acquisition or construction cost, which also includes costs directly attributable to bringing the asset to operating conditions, including borrowing costs on qualifying assets and non-recoverable taxes, as well as, when applicable, the estimated costs of dismantling and removing property, plant and equipment and restoring the site where the asset is located, less accumulated depreciation and impairment losses. The borrowing costs related to funds raised for construction in progress shall be capitalized until the completion of these projects.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful lives of the assets, which are reviewed annually. Leasehold improvements are depreciated over the shorter of the contract term and the useful life of the asset.

	Weighted average useful life (years)	Balance as of 12/31/2023	Additions	Depreciation	Transfers (i)	Write-offs	Acquisition of subsidiaries (ii)	Balance as of 12/31/2024
Cost:
Land	-	607,152	12,968	‐	5,073	(15,569)	-	609,624
Buildings	31	1,646,996	8,904	‐	149,065	(61,770)	1,902	1,745,097
Leasehold improvements	15	1,292,998	37,867	‐	99,777	(15,300)	-	1,415,342
Machinery and equipment	11	3,530,184	143,782	‐	99,603	(16,382)	1,183	3,758,370
Automotive fuel/lubricant distribution equipment and facilities	14	3,361,637	80,317	‐	70,966	(327,319)	13,825	3,199,426
LPG tanks and bottles	8	1,006,398	116,503	‐	-	(37,114)	-	1,085,787
Vehicles	8	371,434	111,735	‐	(29,884)	(62,657)	5,257	395,885
Furniture and fixtures	8	212,640	12,649	‐	(154)	(3,965)	402	221,572
IT equipment	5	318,721	12,259	‐	(5,950)	(3,780)	-	321,250
Construction in progress	-	783,496	1,022,967	‐	(455,740)	(2,831)	‐	1,347,892
Advances to suppliers	-	32,557	19,834	‐	(6,558)	(867)	‐	44,966
Imports in progress	-	3,107	3,127	‐	(3,106)	‐	‐	3,128
		13,167,320	1,582,912	‐	(76,908)	(547,554)	22,569	14,148,339
Accumulated depreciation:
Buildings	‐	(536,518)	‐	(54,110)	4,126	28,014	(134)	(558,622)
Leasehold improvements	‐	(683,187)	‐	(75,957)	1,798	8,430	-	(748,916)
Machinery and equipment	‐	(2,147,842)	‐	(208,103)	1,776	6,612	(405)	(2,347,962)
Automotive fuel/lubricant distribution equipment and facilities	‐	(2,238,843)	‐	(164,248)	(7,870)	289,359	(1,082)	(2,122,684)
LPG tanks and bottles	‐	(605,298)	‐	(92,219)	-	27,449	-	(670,068)
Vehicles	‐	(181,511)	‐	(35,066)	35,776	26,792	(613)	(154,622)
Furniture and fixtures	‐	(130,117)	‐	(15,718)	642	2,784	(84)	(142,493)
IT equipment	‐	(254,952)	‐	(22,246)	8,136	3,387	-	(265,675)
		(6,778,268)	‐	(667,667)	44,384	392,827	(2,318)	(7,011,042)
Provision for impairment losses		(1,471)	(21)	‐	‐	161	‐	(1,331)
Net amount		6,387,581	1,582,891	(667,667)	(32,524)	(154,566)	20,251	7,135,966

(i) The remaining balance refers to R$ 22,348 transferred to right-of-use assets and R$ 10,176 transferred to intangible assets.

(ii) For further information, see Note 28.

47

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Depreciation	Transfers	Write-offs	Acquisition of subsidiaries	Balance as of 12/31/2023
Cost:
Land	-	619,116	1,053	‐	3,316	(16,369)	36	607,152
Buildings	31	1,532,506	27,100	‐	198,398	(111,899)	891	1,646,996
Leasehold improvements	11	1,169,326	30,348	‐	90,557	(12,458)	15,225	1,292,998
Machinery and equipment	11	3,186,759	111,726	‐	133,554	(14,634)	112,779	3,530,184
Automotive fuel/lubricant distribution equipment and facilities	13	3,213,123	86,714	‐	143,010	(92,744)	11,534	3,361,637
LPG tanks and bottles	8	920,287	129,567	‐	431	(43,887)	-	1,006,398
Vehicles	8	325,094	24,661	‐	1,351	(9,473)	29,801	371,434
Furniture and fixtures	9	201,708	12,326	‐	1,649	(4,547)	1,504	212,640
IT equipment	5	303,023	19,787	‐	4,516	(10,750)	2,145	318,721
Construction in progress	-	694,726	650,828	‐	(567,114)	‐	5,056	783,496
Advances to suppliers	-	18,139	20,501	‐	(6,263)	‐	180	32,557
Imports in progress	-	902	2,205	‐	‐	‐		3,107
		12,184,709	1,116,816	‐	3,405	(316,761)	179,151	13,167,320
Accumulated depreciation:
Buildings		(591,812)	‐	(46,187)	‐	101,919	(438)	(536,518)
Leasehold improvements		(618,256)	‐	(71,139)	‐	8,858	(2,650)	(683,187)
Machinery and equipment		(1,926,954)	‐	(194,666)	‐	13,499	(39,721)	(2,147,842)
Automotive fuel/lubricant distribution equipment and facilities		(2,113,657)	‐	(181,233)	‐	60,982	(4,935)	(2,238,843)
LPG tanks and bottles		(557,260)	‐	(83,777)	‐	35,739	-	(605,298)
Vehicles		(154,177)	‐	(29,483)	‐	5,608	(3,459)	(181,511)
Furniture and fixtures		(118,438)	‐	(14,032)		3,052	(699)	(130,117)
IT equipment		(239,978)	‐	(23,721)		10,058	(1,311)	(254,952)
		(6,320,532)	‐	(644,238)	‐	239,715	(53,213)	(6,778,268)
Provision for impairment losses		(1,764)	(89)	‐	‐	382	‐	(1,471)
Net amount		5,862,413	1,116,727	(644,238)	3,405	(76,664)	125,938	6,387,581

48

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Construction in progress relates substantially to expansions, renovations, constructions and upgrade of the terminals’ assets, service stations and distribution bases.

Advances to suppliers are basically related to manufacturing of assets for expansion of terminals, distribution bases and acquisition of real estate.

14. Intangible assets (consolidated)

Accounting policy

Intangible assets include assets acquired by the Company and its subsidiaries from third parties, and are recognized according to the criteria below:

•              Goodwill is shown as intangible assets corresponding to the positive difference between the amount paid or payable to the seller and the fair value of the identifiable assets and liabilities assumed of the acquired entity. Goodwill is tested for impairment annually or more frequently when there is indication that the goodwill might be impaired. Goodwill is allocated to the cash generating units, which represent the lowest level at which goodwill is monitored for impairment testing purposes.

•              Other intangible assets acquired from third parties, such as software, technology, and commercial property rights, are measured at the amount paid on acquisition and amortized using the straight-line method, according to their useful lives, and are reviewed annually.

•              The decarbonization credits (“CBIOS”) acquired are recorded at historical cost in intangible assets, being prescribed according to decree in the year to fulfill the individual target set by the National Agency of Petroleum, Natural Gas and Biofuels (“ANP”) and are not amortized. These assets are used to settle the annual decarbonization obligation adopted by Brazilian National Biofuels Policy (“RenovaBio”), implemented by Law No. 13,576/2017, with additional regulations established by Decree No. 9,888/2019 and Ordinance No. 419 of November 20, 2019 issued by the Brazilian Ministry of Mines and Energy. The obligation is recorded under a specific line item of the statement of financial position and is measured according to the target established by the ANP, through the average acquisition cost of credits acquired or the fair value of credits traded on B3 on the closing date for the credits to be acquired.

49

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The Company and its subsidiaries have goodwill and brands acquired in business combinations, which are evaluated as intangible assets with indefinite useful life.

	Weighted average useful life (years)	Balance as of 12/31/2023	Additions	Amortization	Transfers (i)	Write-offs	Foreign exchange variations	Acquisition of subsidiaries (ii)	Balance as of 12/31/2024
Cost:
Goodwill (a)	-	943,125	‐	-	(115)	-	‐	39,349	982,359
Software (b)	5	1,503,601	226,098	‐	(18,475)	(3,969)	108	282	1,707,645
Distribution rights	14	155,174	20,101	‐	1,412	-	‐	‐	176,687
Brands (c)	-	62,303	‐	‐	(948)	‐	‐	11	61,366
Trademark rights (c)	30	120,960	41	‐	‐	‐	‐	‐	121,001
Others	3	15,127	224	‐	(4,211)	(529)	‐	‐	10,611
Decarbonization credits (CBIO)	-	710,710	713,453	‐	(389)	(1,423,452)	‐	‐	322
		3,511,000	959,917	-	(22,726)	(1,427,950)	108	39,642	3,059,991
Accumulated amortization:
Software		(826,773)	‐	(222,487)	32,886	2,756	‐	-	(1,013,618)
Distribution rights		(106,145)	‐	(4,860)	16	170	‐	‐	(110,819)
Trademark rights		(18,931)	‐	(4,389)	‐	323	‐	‐	(22,997)
Others		(5,234)	‐	(301)	-	1,308	‐	‐	(4,227)
		(957,083)	‐	(232,037)	32,902	4,557	‐	-	(1,151,661)
Net amount		2,553,917	959,917	(232,037)	10,176	(1,423,393)	108	39,642	1,908,330

(i) Refers to R$ 10,176 transferred from property, plant and equipment.

(ii) For further information, see Note 28.

	Weighted average useful life (years)	Balance as of 12/31/2022	Additions	Amortization	Transfers	Write-offs	Foreign exchange variations	Acquisition of subsidiaries	Balance as of 12/31/2023
Cost:
Goodwill (a)	-	917,775	-	‐	‐	-	‐	25,350	943,125
Software (b)	5	1,299,088	273,310	‐	1,086	(79,909)	‐	10,026	1,503,601
Distribution rights	15	114,593	1,357	‐	‐	-	‐	39,224	155,174
Brands (c)	-	65,647	-	‐	‐	-	(3,344)	‐	62,303
Trademark rights (c)	30	114,792	25	‐	‐	-	‐	6,143	120,960
Others	3	177	‐	‐	‐	(3)	‐	14,953	15,127
Decarbonization credits (CBIO)	-	232,305	778,885	‐	‐	(300,480)	‐	‐	710,710
		2,744,377	1,053,577	‐	1,086	(380,392)	(3,344)	95,696	3,511,000
Accumulated amortization:
Software		(708,659)	‐	(192,976)	‐	79,720	‐	(4,858)	(826,773)
Distribution rights		(102,037)	‐	(2,956)	‐	‐	‐	(1,152)	(106,145)
Trademark rights		(14,930)	‐	(3,889)	‐	‐	‐	(112)	(18,931)
Others		(402)	‐	(4,835)	‐	3	‐	‐	(5,234)
		(826,028)	‐	(204,656)	‐	79,723	‐	(6,122)	(957,083)
Net amount		1,918,349	1,053,577	(204,656)	1,086	(300,669)	(3,344)	89,574	2,553,917

50

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

a. Goodwill

	Segment	12/31/2024	12/31/2023
Goodwill on the acquisition of:
Ipiranga (i)	Ipiranga	276,724	276,724
União Terminais	Ultracargo	211,089	211,089
Texaco	Ipiranga	177,759	177,759
Stella	Ultragaz	103,051	103,051
Iconic (CBLSA)	Ipiranga	69,807	69,807
WTZ (28.b)	Ultragaz	52,038	‐
Temmar	Ultracargo	43,781	43,781
DNP	Ipiranga	24,736	24,736
Repsol	Ultragaz	13,403	13,403
Neogás	Ultragaz	7,761	7,761
Serra Diesel	Ultrapar	1,413	14,217
TEAS	Ultracargo	797	797
		982,359	943,125

(i) Including R$ 246,163 presented as goodwill at the Parent.

As of December 31, 2024, the Company assessed the balances of goodwill shown in the table above for impairment. The determination of value in use involves assumptions, judgments, and estimates of cash flows, such as growth rates of revenues, costs and expenses, estimates of investments and working capital, and discount rates. The assumptions about growth projections of future cash flows are based on the Company’s business plan of its operating segments, as well as comparable market data, and represent management’s best estimate of the future economic conditions. The main key assumptions used by the Company to calculate the value in use are described below.

Period of evaluation: period of five years, after which the Company calculates the perpetuity, considering the possibility of carrying the business on indefinitely.

Discount rate and actual growth rate: the discount and real growth rates used to extrapolate the projections at December 31, 2024 ranged from 10.3 % to 11.7% and -0.5% to 0.5% p.a., respectively, depending on the acquisition analyzed.

Revenue from sales and services, costs and expenses, and gross margin: considers the budget prepared for 2025 and the long-term strategic plan prepared by management and presented to the Board of Directors.

Goodwill from investments in joint ventures and associates is presented under investments, for further information see Note 11.

b. Software

Includes user licenses and costs for the implementation of the various systems used by the Company and its subsidiaries: integrated management and control, financial management, foreign trade, industrial automation, operational and storage management, accounting information, and other systems. Also includes expenses related to software in progress in the amount of R$ 84,421 as of December 31, 2024 (R$ 11,200 as of December 31, 2023).

c. Brands and trademarks rights

Brands are represented by the acquisition cost of the ‘am/pm’ brand in Brazil and the NEOgás brand, acquired in the business combination, and Chevron and Texaco trademarks rights.

51

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

15. Loans, financing, debentures and derivative financial instruments (Consolidated)

Accounting policy

Financial liabilities are initially recognized at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost or at fair value through profit or loss and updated using the effective interest rate and including charges.  The financial liabilities at fair value through profit or loss refer to derivative financial instruments and financial liabilities designated as hedged items in a fair value hedge relationship upon initial recognition (see Note 26.g.1). Any difference between the proceeds (net of transaction costs) and the total amount payable is recognized in the statement of income over the period of the borrowings using the effective interest rate method. Fees paid on the contracting of loans are recognized as transaction costs and amortized taking into account the term of the loan, using the effective interest rate method.

a. Breakdown

					Consolidated
Description	Index/Currency	Weighted average financial charges 2024 (p.a.)	Weighted average hedging instruments	Maturity	12/31/2024	12/31/2023
Foreign currency:
Notes in the foreign market	USD	5.25%	139.0% of DI**	2026 to 2029	4,710,980	3,694,339
Foreign loan	JPY	1.31%	109.4% of DI	2025	501,524	439,852
Foreign loan	EUR	4.39%	109.2% of DI	2025	778,147	126,171
Foreign loan	USD	4.57%	105.9% of DI	2025	691,006	1,018,429
Total in foreign currency					6,681,657	5,278,791

Brazilian Reais:
Debentures – CRA	IPCA	5.30%	103.1% of DI	2025 to 2032	2,456,111	3,434,287
CCB	CDI	107.0%	n/a	2025 to 2026	1,464,624	552,407
Debentures - Ultragaz	CDI +	0.74%	n/a	2027 to 2029	731,667	‐
Debentures – Ultracargo	IPCA	4.11%	111.4% of DI	2028	534,706	556,677
Debentures – CRA	Fixed rate	11.17%	104.3% of DI	2027	477,827	539,914
CDCA	CDI	0.92%	n/a	2027	534,374	‐
Debentures – CRA	CDI	0.70%	n/a	2027	490,971	488,269
CDCA	CDI	108.7%	n/a	2025 to 2027	293,374	201,848
Constitutional Fund	IPCA	2.93%	69.5% of DI	2028 to 2041	114,472	‐
Debentures – Ultracargo	IPCA	6.28%	n/a	2032 to 2034	80,048	‐
FINEP	TJLP	1.00%	n/a	2025 to 2026	679	1,264
Debentures – Ultracargo	R$	6.47%	99.9% of DI	2024	‐	87,826
Total in Brazilian Reais					7,178,853	5,862,492
Total in foreign currency and Brazilian Reais					13,860,510	11,141,283
Derivative financial instruments (*)					441,600	626,734
Total					14,302,110	11,768,017
Current					3,552,760	1,993,254
1 to 2 years					3,261,425	1,879,412
2 to 3 years					1,611,526	2,243,967
3 to 4 years					2,062,967	1,023,820
4 to 5 years					2,437,398	1,691,595
More than 5 years					1,376,034	2,935,969
Non-current					10,749,350	9,774,763

(*)	Accumulated losses (see Note 26.f).
(**)	Considers a protection instrument for a notional amount of US$ 300 million. Does not include the result of financial investments in dollars used as a natural hedge to the amount without protection instrument.

52

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The changes in loans, financing, debentures and derivative financial instruments are shown below:

	Parent	Consolidated
Balance as of December 31, 2022	1,800,213	11,750,361
New loans	‐	2,903,031
Interest accrued	42,968	761,052
Principal payment	(1,725,000)	(3,149,525)
Interest payment	(118,181)	(742,724)
Monetary variations and foreign exchange variations	‐	(319,488)
Change in fair value	‐	351,560
Hedge result	‐	102,422
Balance of acquired company (see Note 28)	‐	111,328
Balance as of December 31, 2023	‐	11,768,017
New loans	‐	4,179,974
Interest accrued	‐	846,329
Principal payment	‐	(2,718,953)
Interest payment	‐	(798,653)
Monetary variations and foreign exchange variations	‐	1,675,583
Change in fair value	‐	(465,053)
Hedge result	‐	(185,134)
Balance as of December 31, 2024	‐	14,302,110

The transaction costs associated with debt issuance were deducted from the balance of the related liability and recognized in profit or loss according to the effective interest rate method. As of December 31, 2024, the amount recognized in profit or loss was R$ 18,928 (R$ 19,626 as of December 31, 2023). The balance to be recognized in the next years is R$ 69,914 (R$ 84,516 as of December 31, 2023).126

b. Guarantees

As of December 31, 2024, there was R$ 114,472 in financing that had real guarantees. There was also R$ 13,586,936 (R$ 10,966,890 as of December 31, 2023) in financing without real guarantees with sureties or promissory notes.

The Company and its subsidiaries offer collateral in the form of letters of guarantee for commercial and legal proceedings in the amount of R$ 97,947 as of December 31, 2024 (R$ 103,600 as of December 31, 2023).

Subsidiary Ipiranga issues collateral to financial institutions in connection with the amounts payable by some of its customers to such institutions, with maximum future settlements related to these guarantees in the amount of R$ 219,700 (R$ 397,152 as of December 31, 2023). If subsidiary Ipiranga is required to make any payment under these collateral arrangements, this subsidiary may recover the amount paid directly from its customers through commercial collection. Until December 31, 2024, subsidiary Ipiranga did not have losses in connection with these collateral arrangements.

53

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

c. Relevant operations contracted in the yer

The main operations contracted in the year are shown below:

Description	Index/ Currency	Financial charges	Hedging instruments	Issuance date	Maturity	Principal	Principal in R$	Remuneration payment	Nominal amount payment	Company
CDCA	%DI	108.00%	N/A	Jan/24	Jan/25	R$ 80,000	R$ 80,000	Quarterly	At final maturity	Ipiranga
4131	EUR	4.33%	111.9% of DI	Jan/24	Jan/25	EUR 23,500	R$ 126,195	Semiannually	At final maturity	Iconic
CCB	%DI	108.37%	N/A	Mar/24	Mar/25	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	EUR	4.43%	108.5% of DI	Mar/24	Mar/25	EUR 46,040	R$ 247,099	At final maturity	At final maturity	Ipiranga
4131	JPY	1.32%	108.9% of DI	Mar/24	Aug/24	JPY 3,760,000	R$ 123,742	At final maturity	At final maturity	Ultracargo Logística
4131	EUR	4.38%	108.5% of DI	Mar/24	Mar/25	EUR 45,977	R$ 246,897	At final maturity	At final maturity	Ultracargo Logística
CCB	%DI	108.37%	N/A	Apr/24	Apr/26	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	USD	6.11%	112.4% of DI	Apr/24	Apr/25	USD 9,728	R$ 48,601	Semiannually	At final maturity	Iconic
CDCA	DI +	0.92%	N/A	May/24	Apr/27	R$ 500,000	R$ 500,000	Annually	At final maturity	Ipiranga
4131	JPY	1.44%	108.1% of DI	May/24	Oct/24	JPY 7,530,077	R$ 258,500	At final maturity	At final maturity	Ultracargo Logística
CDCA	%DI	109.00%	N/A	Jun/24	Apr/27	R$ 200,000	R$ 200,000	Quarterly	2026 and 2027	Ipiranga
Debentures	CDI	0.65%	N/A	Jul/24	Jul/27	R$ 455,000	R$ 455,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	CDI	0.90%	N/A	Jul/24	Jul/29	R$ 245,000	R$ 245,000	Semiannually	At final maturity	Cia Ultragaz
Debentures	IPCA	6.28%	N/A	Aug/24	Jun/34	R$ 80,000	R$ 80,000	Semiannually	At final maturity	Ultracargo Logística
4131	SOFR	1.29%	112.5% of DI	Sept/24	Sept/25	USD 4,535	R$ 25,000	Quarterly	At final maturity	Serra Diesel
CCB	%DI	103.00%	N/A	Nov/24	Nov/25	R$ 370,000	R$ 370,000	At final maturity	At final maturity	Iconic
FNE	IPCA	2.93%	69.5% of DI	Dec/24	Nov/41	R$ 151,464	R$ 151,464	Monthly with grace period	2028 to 2041	Ultracargo Logística

54

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

d. Debentures

Refers to funds raised by Company and its subsidiaries used, substantially, on the ordinary course of its business.

Issuance date	Nature	Company	Issuing company	Issuance	Series	Maturity	Principal	Original remuneration	Hedge instrument/swap	Remuneration payment	Nominal amount payment
Apr/17	CRA	Ipiranga Prod. De Petróleo S.A.	Eco Consult - ConsultoriaOper. Financ. Agropecuárias Ltda.	5th	2nd	Apr/24	352,361	IPCA + 4.68%	93.9% of DI	Annually	At maturity
Oct/17	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	7th	2nd	Oct/24	213,693	IPCA + 4.34%	97.3% of DI	Annually	At final maturity
Dec/18	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	8th	2nd	Dec/25	240,000	IPCA + 4.61%	97.1% of DI	Annually	At final maturity
Nov/19	Debentures	Ultracargo Logistica S.A.	-	1st	Single	Nov/24	90,000	6.47%	99.94% of DI	Semiannually	At final maturity
Mar/21	Debentures	Ultracargo Soluções Logísticas S.A.	-	1st	Single	Mar/28	360,000	IPCA + 4.04%	111.4% of DI	Semiannually	At final maturity
Mar/21	Debentures	Ultracargo Logistica S.A.	-	2nd	Single	Mar/28	100,000	IPCA + 4.37%	111.4% of DI	Semiannually	At final maturity
Sept/21	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	10th	Single	Sept/28	960,000	IPCA + 4.8287%	102.75% of DI	Semiannually	At final maturity
Jun/22	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	11th	Single	Jun/32	1,000,000	IPCA + 6.0053%	104.8% of DI	Semiannually	Annual from the 8th year
Jun/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	12th	1st	Jun/27	325,791	11.17% p.a.	105.1% of DI	Quarterly	At final maturity
Jun/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	12th	2nd	Jun/27	292,209	DI + 0.70% p.a.	-	Quarterly	At final maturity
Jul/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	13th	1st	Jul/27	200,000	11.17% p.a.	102.9% of DI	Quarterly	At final maturity
Jul/23	CRA	Ipiranga Prod. De Petróleo S.A.	Vert Companhia Securitizadora	13th	2nd	Jul/27	200,000	DI + 0.70% p.a.	-	Quarterly	At final maturity
Jul/24	Debentures	Companhia Ultragaz S.A.	-	2nd	1st	Jul/27	455,000	DI + 0.65% p.a.	-	Semiannually	At final maturity
Jul/24	Debentures	Companhia Ultragaz S.A.	-	2nd	2nd	Jul/29	245,000	DI + 0.90% p.a.	-	Semiannually	At final maturity
Aug/24	Debentures	Ultracargo Logistica S.A.	-	3rd	Single	Jul/34	80,000	IPCA + 6.28%	-	Semiannually	At final maturity

The Company and its subsidiaries contracted hedging instruments for variations of the respective indexes. The hedging instruments were designated as fair value hedges, therefore, debentures and hedging instruments are both presented at fair value from inception, with changes in fair value recognized in profit or loss. The debentures, loans and financing do not have financial covenants.126
55

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

16. Trade payables (consolidated)

a. Trade payables

	12/31/2024	12/31/2023
Domestic suppliers	2,558,813	2,907,042
Trade payables - domestic related parties (see Note 8.b)	23,432	82,843
Foreign suppliers	776,052	1,628,177
Trade payables - foreign related parties (see Note 8.b)	160,088	64,609
	3,518,385	4,682,671

b. Trade payables - reverse factoring

Accounting policy

Trade payables - reverse factoring: These operations consist of the advance receipt of amounts by the supplier from financial institutions before their due date in order to provide to suppliers the opportunity to manage their receivables more effectively.

The assignment of receivables does not result in any costs or fees with the financial institutions for the Company's subsidiaries, nor in the granting of guarantees of any type to these financial institutions. The decision to join this type of transaction is solely and exclusively of the supplier.

The agreement does not substantially change the main characteristics of the commercial conditions previously established between the subsidiaries of the Company and the suppliers. Therefore, the amounts payable to financial institutions for these transactions are presented in the line item of suppliers.

As of December 31, 2024, to accurately reflect the essence of commercial transactions, the balance reverse factoring transactions for which suppliers have already received payments was R$ 1,014,504 (R$ 1,039,366 as of December 31, 2023). The average payment term, in days, of suppliers that have joined the reverse factoring transactions and comparable suppliers is presented below:

	Consolidated
	Reverse factoring	Comparable suppliers[1]
Average payment term	12	8

1 Comparable suppliers are those that have not adhered to reverse financing agreements, considering specific characteristics of payment conditions.

56

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

17. Employee benefits and private pension plan (Consolidated)

Accounting policy

The Company and its subsidiaries offer their employees a private pension plan of the defined contribution type and other benefits related to seniority bonus, payment of Government Severance Indemnity Fund for Employees (“FGTS”), health and dental care, and life insurance plans for eligible retirees. Annual actuarial studies, with the exception of the private pension plan, are prepared by an independent professional and reviewed by Management. The respective impacts are recognized in accordance with the projected unit credit method. The actuarial gains and losses are recognized in equity under “Accumulated other comprehensive income”.

a. ULTRAPREV - Associação de Previdência Complementar

In February 2001, the Company’s Board of Directors approved the adoption of a defined contribution pension plan to be sponsored by the Company and its subsidiaries. Participating employees have been contributing to this plan, managed by Ultraprev - Associação de Previdência Complementar (“Ultraprev”), since August 2001. The Company and its subsidiaries do not take responsibility for guaranteeing amounts or the duration of the benefits received by the retired employee.

In the year ended December 31, 2024, the Company and its subsidiaries contributed R$ 22,482 to Ultraprev (R$ 22,482 in the year ended December 31, 2023).

The balance of R$ 4,454 as of December 31, 2024 (R$ 18,271 as of December 31, 2023) regarding the reversal fund will be used to deduct normal sponsor contributions in a period of up to 18 months depending on the sponsor. The number of months is estimated according to the current amount being deducted from contributions of each sponsor.

The total number of participating employees as of December 31, 2024 is 3,801 active participants and 297 retired participants (4,053 active participants and 298 retired participants as of December 31, 2023). In addition, Ultraprev had 21 former employees or beneficiaries receiving benefits under the rules of a previous plan whose reserves are fully constituted.

b. Post-employment benefits (Consolidated)

Some subsidiaries recognized a provision for post-employment benefits mainly related to seniority bonus, payment of FGTS, and health, dental care, and life insurance plans for eligible retirees.

The amounts related to such benefits are based on a valuation conducted by an independent actuary and reviewed by Management as of December 31, 2024.

	12/31/2024	12/31/2023
Health and dental care plan (1)	177,958	211,279
Indemnification of FGTS	32,420	38,456
Seniority bonus	1,795	2,026
Life insurance (2)	10,703	13,062
Total	222,876	264,823
Current	24,098	23,612
Non-current	198,778	241,211

(1)     Applicable to Ipiranga, Tropical (merged by Ipiranga) and Iconic.

(2)     Applicable to Ipiranga, Tropical (merged by Ipiranga), Ultragaz and Ultrapar.

57

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Changes in the present value of the post-employment benefit obligation occurred as follows:

	12/31/2024	12/31/2023
Opening balance	264,823	215,556
Expense for the year	27,077	17,521
Update/change of benefit	(10,094)	-
Actuarial (gains) losses from changes in actuarial assumptions	(41,727)	52,099
Benefits paid directly by the Company and its subsidiaries	(17,203)	(20,353)
Closing balance	222,876	264,823

The total expense for each year is presented below:

	12/31/2024	12/31/2023
Health and dental care plan	20,420	11,182
Indemnification of FGTS	5,290	4,909
Seniority bonus	254	286
Life insurance	1,113	1,144
Total	27,077	17,521

The main actuarial assumptions used are:

Economic factors	12/31/2024	12/31/2023
	% p.a.	% p.a.
Discount rate for the actuarial obligation at present value – Indemnification of FGTS	11.97	9.41
Discount rate for the actuarial obligation at present value – Bonus	11.82	9.41
Average discount rate for the actuarial obligation at present value – Medical services	11.07	9.53
Discount rate for the actuarial obligation at present value – Life insurance	11.82	9.41
Average projected salary growth rate – FGTS indemnity	6.80	6.83
Average projected bonus growth rate	7.33	7.33
Inflation rate (long term)	3.5	3.5
Medical services growth rate	7.64	7.64

Demographic factors

Mortality Table for the life insurance benefit - CSO-80

Mortality Table for other benefits – AT 2000 Basic decreased by 10%

Disability Mortality Table - RRB 1983 and RRB-1944

Disability Table – Weak light

Sensitivity analysis

The significant actuarial assumptions to determine the provision for post-employment benefits are: discount rate, salary growth and medical costs increases. The sensitivity analyses as of December 31, 2024, as shown below, were determined based on possible changes of assumptions occurring at the reporting date of the financial statements, keeping all other assumptions constant.

58

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Assumption	Change in assumptions	Decrease in liability	Change in assumptions	Increase in liability
Discount rate	increase by 1.0 p.p.	19,736	decrease by 1.0 p.p.	23,953
Salary growth rate	decrease by 1.0 p.p.	284	increase by 1.0 p.p.	304
Medical services growth rate	decrease by 1.0 p.p.	18,385	increase by 1.0 p.p.	22,185

The sensitivity analyses presented may not represent the real change in the post-employment benefit obligation, since it is unlikely that changes occur in just one assumption alone, considering that some of these assumptions may be correlated.

Inherent risks related to post-employment benefits

Interest rate risk: a long-term interest rate is used to calculate the present value of post-employment liabilities. A reduction in this interest rate will increase the corresponding liability.

Wage growth risk: the present value of the liability is calculated using as reference the wages of the plan participants, projected with the average nominal wage growth rate. An increase in the real wages of plan participants will increase the corresponding liability.

Medical costs growth risk: the present value of the liability is calculated using as a reference the medical cost by age based on actual healthcare costs, projected based on the growth rate of medical services costs. An increase in the real medical costs will increase the corresponding liability.

18. Provisions and contingent liabilities (Consolidated)

Accounting policy

A provision for tax, civil and labor risks is recognized when there is a present obligation as a result of a past event, it is probable that a disbursement will be required to settle the obligation, and the amount can be reliably estimated, based on the opinion of management and internal and external legal advisors, and the amounts are recognized based on estimates of the outcomes of the legal proceedings. The provision is recorded as an expense for the year. The update of this obligation is made according to the development of the legal proceeding or financial charges incurred and may be reversed if the loss estimate is no longer considered probable due to changes in circumstances, or when the obligation is settled. Contingent assets are disclosed when the associated economic benefits are probable and are only recognized in the financial statements in the period in which their realization is considered certain and their amount can be reliably measured.

a. Provisions for tax, civil and labor risks

The Company and its subsidiaries are parties to tax, civil and labor disputes at the administrative and judicial levels. The table below presents the breakdown of provisions by nature and their changes:

59

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Provisions	Balance as of 12/31/2023	Additions	Reversals (1)	Payments/ write-offs	Interest	Balance as of 12/31/2024

IRPJ and CSLL (a.1)	636,167	949	(15,124)	(610,534)	21,488	32,946
Tax	107,172	41,474	(72,427)	(10,002)	867	67,082
Civil, environmental and regulatory claims	150,258	66,215	(19,002)	(35,519)	20	161,972
Provision for indemnities (a.2)	203,780	19,519	(6,081)	(12,959)	2,549	206,808
Labor	59,144	18,468	(16,447)	(7,764)	768	54,169
Others	147,609	7,564	(15,148)	(6,684)	2,040	135,383
Total	1,304,130	154,189	(144,229)	(683,462)	27,732	658,360
Current	45,828					47,788
Non-current	1,258,302					610,572

(1) Of this amount, MR$ 28,612 corresponds to the reversals of updates.

Provisions	Balance as of 12/31/2022	Additions	Reversals	Payments	Interest	Acquisition of subsidiary	Balance as of 12/31/2023

IRPJ and CSLL (a.1)	559,217	14,597	(6,717)	‐	69,070	‐	636,167
Tax	68,434	46,743	(21,148)	(14,747)	27,101	789	107,172
Civil, environmental and regulatory claims	93,416	124,857	(29,402)	(39,071)	‐	458	150,258
Labor litigation	73,172	27,333	(27,308)	(16,310)	2,257	‐	59,144
Provision for indemnities (a.2)	150,820	32,691	(7,969)	‐	28,238	‐	203,780
Others	95,113	47,329	(8,031)	‐	13,198	‐	147,609

Total	1,040,172	293,550	(100,575)	(70,128)	139,864	1,247	1,304,130

Current	22,837						45,828
Non-current	1,017,335						1,258,302

Balances of escrow deposits by nature are as follows:

	12/31/2024	12/31/2023
Tax (a.1)	306,593	856,830
Labor	24,070	37,715
Civil and others	115,413	138,172
	446,076	1,032,717

In the year ended December 31, 2024, the monetary variation on escrow deposits amounted to R$ 45,336 (R$ 62,217 as of December 31, 2023), recorded with a corresponding entry to financial income in profit or loss.

a.1 Provision for tax matters

On October 7, 2005, subsidiaries Ultragaz and Bahiana filed a writ of mandamus, in which a preliminary injunction was granted, later confirmed in a favorable lower court ruling on May 16, 2008. The decision authorized the offsetting of PIS and COFINS credits on the acquisition of LPG against  debts from other federal taxes, and required them to make escrow deposits until the outcome of the litigation. On July 18, 2014, after an appellate court unfavorable decision, aligned with the STJ case law (Case 1.093), the subsidiaries suspended the escrow deposits and resumed the payment of the taxes. On October 21, 2024, with the withdrawal of the proceeding and a final and unappealable decision,  the provision relating to this thesis was reverted and the escrow deposits, in the amount of R$ 621,009, were fully drawn down by the Federal Government, with no impact on profit or loss.

60

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

a.2 Provision for indemnities

On April 1, 2022, Ultrapar concluded the sale of Oxiteno, assuming the responsibility for losses resulting from acts that occurred prior to the closing of the transaction, pursuant to the purchase and sale agreement. The total provision recorded for the reimbursement to Indorama, in the event the losses materialize, is R$ 174,408 (R$ 168,567 as of December 31, 2023), of which R$ 95,274 (R$ 92,823 as of December 31, 2023) for labor claims, R$ 26,074 (R$ 17,584 as of December 31, 2023) for civil claims and R$ 53,060 (R$ 58,160 as of December 31, 2023) for tax claims.

On August 1, 2022, Ultrapar also concluded the sale of Extrafarma with subsidiary Ipiranga assuming the responsibility for losses prior to the closing of the transaction. Thus, a provision for the reimbursement to Pague Menos was recorded, in the event the losses materialize, totaling R$ 32,400 as of December 31, 2024 (R$ 35,074 as of December 31, 2023) referring to the provision for indemnity, of which R$ 12,074 (R$ 16,259 as of December 31, 2023) for labor claims, R$ 7,007 (R$ 6,420 as of December 31, 2023) for civil claims and R$ 13,319 (R$ 12,395 as of December 31, 2023) for tax claims.

b. Contingent liabilities (possible)

The Company and its subsidiaries are parties to tax, civil, environmental, regulatory, and labor claims whose likelihood of loss is assessed by the legal departments of the Company and its subsidiaries as possible, based on the analysis and opinion of their external legal advisors. Based on these assessments, no provision for these contingencies was recorded in the financial statements.

Contingent liabilities (possible)	12/31/2024	12/31/2023
Tax (b.1)	4,176,046	3,148,224
Civil (b.2)	815,203	624,653
Labor	293,938	240,515
	5,285,187	4,013,392

b.1 Contingent tax liabilities

The Company and its subsidiaries are also parties to administrative and judicial proceedings involving IRPJ, CSLL, PIS and COFINS, substantially involving denials of offset claims and credit disallowance which total R$ 2,049,421 in December 31, 2024 (R$ 1,394,010 as of December 31, 2023), mainly represented by a tax assessment related to the IRPJ and CSLL resulting from the alleged undue amortization of the goodwill paid on the acquisition of investments, in the amount of R$ 266,619 as of December 31, 2024 (R$ 251,789 as of December 31, 2023).

Additionally, subsidiary Ipiranga and its subsidiaries have legal proceedings related to ICMS totaling R$ 1,357,445 as of December 31, 2024 (R$ 1,380,424 as of December 31, 2023). The main proceedings include: i) credits considered undue in the amount of R$ 94,640 as of December 31, 2024 (R$ 149,061 as of December 31, 2023), ii) alleged non-payment in the amount of R$ 154,914 as of December 31, 2024 (R$ 196,693 as of December 31, 2023); iii) conditioned fruition of tax incentive in the amount of R$ 191,549 as of December 31, 2024 (R$ 193,912 as of December 31, 2023); iv) inventory differences in the amount of R$ 279,448 as of December 31, 2024 (R$ 282,254 as of December 31, 2023); v) 2% surcharge on products considered non-essential (hydrated ethanol) in the amount of R$ 223,691 as of December 31, 2024 (R$ 271,518 as of December 31, 2023).

In addition, subsidiary Ipiranga and its subsidiaries are discussing the offset of excise tax (“IPI”) credits related to raw materials used in the manufacturing of products subject to taxation, which were subsequently sold and were not subject to IPI under the tax immunity. The amount of this contingency is R$ 194,508 as of December 31, 2024 (R$ 185,388 as of December 31, 2023).

b.2 Contingent civil liabilities

Most of the proceedings against Ultragaz totaling R$ 187,460 as of December 31, 2024 (R$ 113,756 as of December 31, 2023) were filed by resellers seeking indemnity, nullity and termination of distribution agreements.

c. Lubricants operation between Ipiranga and Chevron

The provisions of shareholder Chevron’s liability amount to R$ 36,146 (R$ 29,022 as of December 31, 2023), for which an indemnity asset was recorded, referring mainly to: i) R$ 32,380 (R$ 25,777 as of December 31, 2023) in ICMS assessments on sales for industrial purposes, in which the STF closed the judgment of the thesis unfavorably to taxpayers; ii) R$ 3,545 (R$ 3,020 as of December 31, 2023) in labor claims.

Additionally, due to a business combination, on December 1, 2017, a provision of R$ 198,900 was recorded relating to contingent liabilities and an indemnification asset in the same amount was recognized, with a current balance of R$ 89,952 as of December 31, 2024 (R$ 95,905 as of December 31, 2023). The amounts of provisions and contingent liabilities related to the business combination and the liability of the shareholder Chevron will be reimbursed to subsidiary Iconic in the event of losses without the need to recognize an allowance for expected credit losses.

61

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024
19. Subscription warrants – indemnification

Because of the association between the Company and Extrafarma on January 31, 2014, 7 subscription warrants – indemnification were issued, corresponding to up to 6,411,244 shares of the Company.

On February 15, 2023, August 9, 2023, February 28, 2024 and August 7, 2024, the Board of Directors confirmed the issuance of 31,211, 8,199, 191,778 and 35,235, respectively, common shares within the authorized capital limit provided by article 6 of the Company’s Bylaws, due to the partial exercise of the rights conferred by the subscription warrants.

As set out in the association agreement between the Company and Extrafarma of January 31, 2014 and due to the unfavorable decisions on some lawsuits with triggering events prior to January 31, 2014, 775,291 shares linked to the subscription warrants – indemnification were canceled and not issued. As of December 31, 2024, R$ 31,657 was recorded as financial income (financial expenses of R$ 45,084 as of December 31, 2023) due to the update of subscription warrants, and 3,006,641 shares linked to subscription warrants – indemnification remain retained which may be issued or canceled depending on whether the final decisions on the lawsuits will be favorable or unfavorable, being the maximum number of shares that can be issued in the future, totaling R$ 47,745 (R$ 87,299 as of December 31, 2023).

20. Equity

a. Share capital

As of December 31, 2024, the subscribed and paid-up capital consists of 1,115,439,503 common shares with no par value (1,115,212,490 as of December 31, 2023), and the issuance of preferred shares and participation certificates is prohibited. Each common share entitles its holder to one vote at Shareholders’ Meetings.

On April 19, 2023 the Ordinary General Shareholders’ Meeting approved the increase in the Company's capital in the total amount of R$ 1,450,000, without the issuance of shares, through the incorporation into the share capital of part of the amounts recorded in the statutory reserve for investments, of R$ 567,425, and amounts recorded in the legal reserve, of R$ 882,575.

The price of the outstanding shares on B3 as of December 31, 2024 was R$ 15.88 (R$ 26.51 as of December 31, 2023).

As of December 31, 2024, there were 65,757,889 common shares outstanding abroad in the form of ADRs (52,197,033 shares as of December 31, 2023).

62

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

b. Equity instrument granted

The Company has a share-based incentive plan, which establishes the general terms and conditions for the concession of common shares issued by the Company and held in treasury (see Note 8.d). As of December 31, 2024, the balance of treasury shares granted with right of use was 14,083,439 common shares (9,515,384 as of December 31, 2023).

c. Treasury shares

The Company acquired its own shares at market prices, without capital reduction, to be held in treasury and to be subsequently disposed of or cancelled, in accordance with CVM Resolutions 2/20 and 77/22.

On November 28, 2024, the Company's Board of Directors approved a buyback program of shares issued by the Company, effective for twelve months starting on December 2, 2024 and limited to a maximum of 25,000,000 common shares. In 2024, 8,900,000 shares were acquired at an average cost of R$ 16.74 per share.

As of December 31, 2024, the balance was R$ 596,400 (R$ 470,510 as of December 31, 2023) and 19,283,471 common shares (16,195,439 as of December 31, 2023) were held unrestricted in the Company's treasury, acquired at an average cost of R$ 17.87 per share.

12/31/2024
Balance of unrestricted shares held in treasury	19,283,471
Balance of treasury shares granted with right of use (see Note 20.b)	14,083,439
Total balance of treasury shares as of December 31, 2024	33,366,910

d. Capital reserve

The capital reserve reflects the gain or loss on the disposal of shares for concession of usufruct to executives of the Company's subsidiaries, when the plan is finalized, as mentioned in Note 8.d. Because of the association with Extrafarma in 2014, the Company recognized an increase in the capital reserve in the amount of R$ 498,812, due to the difference between the value attributed to share capital and the market value of the Ultrapar shares on the date of issuance, less R$ 2,260 related to the costs for the issuance of these shares. Additionally, on February 15, 2023, August 9, 2023, February 28, 2024 and August 7, 2024, there was an increase in the reserve in the amounts of R$ 411, R$ 149, R$ 5,631 and R$ 821, respectively, due to the partial exercise of the subscription warrants – indemnification (see Note 19).

63

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

e. Revaluation reserve

The revaluation reserve, recognized prior to the adoption of the international accounting standards (CPC / IFRS Accounting Standards) instituted by Law 11,638/07 (“Brazilian Corporate Law”), reflects the revaluation of assets of subsidiaries and is based on depreciation, write-off, or disposal of the revalued assets of the subsidiaries, as well as the tax effects recognized by these subsidiaries.

f. Profit reserves

f.1 Legal reserve

Under Brazilian Corporate Law the Company is required to allocate 5% of net annual earnings to a legal reserve, until the balance reaches 20% of share capital. As of December 31, 2024, the legal reserve totaled R$ 240,127 (R$ 121,990 as of December 31, 2023). This reserve may be used to increase capital or to absorb losses but may not be distributed as dividends.

f.2 Investments statutory reserve

In compliance with Article 194 of the Brazilian Corporate Law and Article 54 of the Bylaws, this reserve is aimed to protect the integrity of the Company’s assets and to supplement its share capital, in order to allow new investments to be made. As provided for in its bylaws, the Company may allocate up to 75% of the annual net income, after deducting the legal reserve, to the investments reserve, up to the limit of 100% of the share capital.

The investments reserve is free of distribution restrictions and totaled R$ 7,746,973 as of December 31, 2024 (R$ 6,267,569 as of December 31, 2023).

g. Accumulated other comprehensive income

(i)	Gains and losses on the hedging instruments of exchange rate related to firm commitment and highly probable transactions designated as cash flows hedges are recognized in equity as “Accumulated other comprehensive income”. Gains and losses are reclassified to initial cost of non-financial assets recognized in the statement of income at the moment of paid-off of the hedge instrument.
(ii)	The variation in exchange rates on assets, liabilities and profit or loss of foreign associates with a functional currency different from the functional currency of the Company and its own management is recognized directly in equity. This cumulative effect is reflected in profit or loss as a gain or loss only in case of disposal or write-off of the investment.
(iii)

Actuarial gains and losses relating to post-employment benefits, calculated based on a valuation conducted by an independent actuary, are recognized in equity under the heading “Accumulated other comprehensive income”. Gains and losses recorded in equity are not reclassified to profit or loss in subsequent periods.

(iv)	The Company also recognizes in this line item the effect of changes in the non-controlling interest in subsidiaries that do not result in loss of control. This amount corresponds to the difference between the amount by which the non-controlling interest was adjusted and the fair value of the consideration received or paid and represents a transaction with shareholders.

64

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Balance and changes in Accumulated other comprehensive income of the Company are as follows:

	Fair value of cash flow hedging instruments (i)	Cumulative translation adjustments (ii)	Actuarial gain/(loss) of post-employment benefits (iii)	Non-controlling shareholders interest change (iv)	Others	Total
As of December 31, 2022	‐	‐	(18,142)	197,369	747	179,974
Changes in fair value of financial instruments	(11,375)	‐	‐	‐	284	(11,091)
IRPJ and CSLL on fair value	3,691	‐	‐	‐	‐	3,691
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	(28,710)	‐	‐	(28,710)
IRPJ and CSLL on actuarial gains	‐	‐	10,244	‐	‐	10,244
As of December 31, 2023	(7,684)	‐	(36,608)	197,369	1,031	154,108
Changes in fair value of financial instruments	12,186	-	‐	‐	52	12,238
IRPJ and CSLL on fair value	(3,691)	‐	‐	‐	‐	(3,691)
Actuarial gains of own and subsidiaries’ post-employment benefits	‐	‐	24,587	‐	‐	24,587
IRPJ and CSLL on actuarial gains	‐	‐	(9,164)	‐	‐	(9,164)
Currency translation adjustment of foreign associates	-	36,134	-	-	-	36,134
As of December 31, 2024	811	36,134	(21,185)	197,369	1,083	214,212

h. Approval of additional dividends to the minimum mandatory dividends

On February 28, 2024, the Board of Directors approved and on April 17, 2024 the Ordinary General Shareholders’ Meeting ratified the payment of the Company’s additional dividends to the Company's minimum mandatory dividends related to 2023 in the amount of R$ 134,031.

On August 7, 2024, the Board of Directors approved the advance payment of the 2024 dividends in the amount of R$ 275,971, corresponding to R$ 0.25 per common share, payable as of August 23, 2024, without remuneration or monetary variation.

65

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

i. Allocation of income for the year

The shareholders of the Company are entitled under the Bylaws to a minimum annual dividend of 25% of adjusted net income, after allocation of 5% to the legal reserve, calculated in accordance with Brazilian Corporate Law. Dividends and interest on capital proposed above the statutory obligation are recognized in equity until approved at the shareholders’ meeting. The proposed dividends payable that refer to the year 2023, the amount of which as of December 31, 2023 totaled R$ 109,515 (R$ 0.10 - ten cents of Brazilian Real per share), were approved by the Board of Directors on February 15, 2024 and were paid from March 3, 2024 onwards. The proposed dividends payable for the year 2024, the amount of which as of December 31, 2024 totaled R$ 493,301 (R$ 0.45 - forty-five cents of Brazilian Real per share) were approved by the Board of Directors on February 26, 2025 and will be paid from March 15, 2025 onwards.

The management's proposal for the allocation of net income for 2024 and for distribution of dividends is as follows:

Allocation of net income	12/31/2024
Net income for the year attributable to shareholders of Ultrapar	2,362,740
Legal reserve (5% of the profit)	(118,137)
Adjusted net income (basis for dividends)	2,244,603
Minimum mandatory dividends for the year (25% of the adjusted net income)	561,151
Interim dividends already distributed (R$ 0.25 per share)	(275,971)
Additional dividends to the minimum mandatory dividends	208,121
Balance of proposed dividends payable (R$ 0.45 per share)	493,301
Allocation of net income
Legal reserve (5% of the profit)	118,137
Statutory reserve	1,475,331
Interim dividends	275,971
Complementary minimum mandatory dividends for the year (25% of the adjusted net income (-) interim dividends)	285,180
Additional dividends to the minimum mandatory dividends	208,121
Total distribution of net income for the year attributable to shareholders of Ultrapar	2,362,740

Changes in dividends payable are as follows:

	Parent	Consolidated
Balance as of December 31, 2023	314,418	334,641
Dividends payable	695,182	829,857
Dividends prescribed	(3,369)	(3,369)
Payments	(713,066)	(833,658)
Balance as of December 31, 2024	293,165	327,471

66

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

21. Net revenue from sales and services (Consolidated)

Accounting policy

Revenues from sales and services rendered under contracts with customers are recognized on the accrual basis when, or as, performance obligations are satisfied by transferring the control of a promised good or service to a customer in such a way that the customer obtains substantially all rewards generated, according to the obligations of each transaction, and when it is highly probable that the Company and its subsidiaries will receive the consideration in exchange for the transferred goods or services.

The Company and its subsidiaries recognize revenue under the 5-step model, in accordance with IFRS 15/CPC 47: (1) identification of contracts with customers; (2) identification of the performance obligations; (3) determination of the transaction price; (4) allocation of the transaction price to performance obligations under the contracts, and (5) revenue recognition when (or as) the performance obligation is satisfied and the control of the goods and services is transferred to the customer.

Revenue is measured and stated at the fair value of the consideration to which the Company and its subsidiaries expect to be entitled to, less returns, discounts, rebates, sales taxes, amortization of assets from contracts with customers, and other deductions, if applicable. The Company’s subsidiaries do not have obligations for return or refund in their contracts with customers and do not have significant financing component that directly impacts the determination of the expected consideration.

	12/31/2024	12/31/2023
Sales revenue:
Merchandise	137,047,316	128,570,541
Services rendered and others	1,814,590	1,673,985
Electricity (1)	195,438	‐
Sales returns, rebates and discounts	(1,122,338)	(1,013,600)
Amortization of contract assets	(555,083)	(607,445)
	137,379,923	128,623,481
Taxes on sales	(3,881,010)	(2,574,780)
Net revenue	133,498,913	126,048,701

(1)	Refers to revenue from the sale of electricity of subsidiary Witzler, acquired by Ultragaz in 2024. For further information, see Note 28.b.

67

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

22. Costs, expenses and other operating results by nature

The Company presents its results by nature in the consolidated statement of income and details below its costs, expenses and other operating results by nature:

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Raw materials and materials for use and consumption	‐	‐	(121,796,193)	(114,657,376)
Personnel expenses	(248,179)	(225,596)	(2,591,309)	(2,335,738)
Freight and storage	‐	‐	(1,276,230)	(1,378,054)
Decarbonization obligation (a)	‐	‐	(584,371)	(740,298)
Services provided by third parties	(74,375)	(80,526)	(759,638)	(662,542)
Depreciation and amortization	(15,808)	(10,216)	(900,673)	(840,377)
Amortization of right-of-use assets	(2,864)	(2,291)	(312,060)	(305,900)
Advertising and marketing	(1,779)	(677)	(221,344)	(235,167)
Extemporaneous tax credits (b)	‐	‐	‐	19,527
Other expenses and income, net	(6,908)	2,506	(155,806)	(468,794)
SSC/Holding expenses	319,422	297,726	‐	‐
Total	(30,491)	(19,074)	(128,597,624)	(121,604,719)
Classified as:
Cost of products and services sold	‐	‐	(123,811,893)	(116,730,469)
Selling and marketing	‐	‐	(2,499,547)	(2,253,226)
General and administrative	(48,834)	(65,850)	(1,872,092)	(2,018,159)
Other operating income (expenses), net	18,343	46,776	(414,092)	(602,865)
Total	(30,491)	(19,074)	(128,597,624)	(121,604,719)

(a)

Refers to the obligation established by the RenovaBio program to meet decarbonization targets for the gas and oil sector. The amounts are presented in Other operating income (expenses), net. For further information, see Note 14

(b)	Refers substantially to the exclusion of ICMS from the PIS and COFINS calculation basis.

23. Financial result

	Parent		Consolidated
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Finance income:
Interest on financial investments	25,470	48,061	514,460	518,607
Interest from customers	‐	‐	173,184	127,562
Update of subscription warrants (see Note 19)	31,657	‐	31,657	‐
Selic interest on PIS/COFINS credits	3	‐	57,839	132,257
Update of provisions and other income	11,739	48,888	103,934	102,458
	68,869	96,949	881,074	880,884
Financial expenses:
Interest on loans	(911)	(43,902)	(1,235,748)	(1,482,183)
Interest on leases payable	(788)	(684)	(133,767)	(143,005)
Update of subscription warrants (see Note 19)	‐	(45,084)	‐	(45,084)
Bank charges, financial transactions tax, and other taxes	(12,744)	(14,416)	(151,518)	(156,481)
Foreign exchange variations, net of gain (loss) on derivative financial instruments	1,624	(1,051)	(280,861)	38,161
Update of provisions, net, and other expenses	(8,140)	(10,595)	(11,114)	(91,422)
	(20,959)	(115,732)	(1,813,008)	(1,880,014)
Total	47,910	(18,783)	(931,934)	(999,130)

68

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

24. Earnings per share (Parent and Consolidated)

The table below presents a reconciliation of numerators and denominators used in computing earnings per share. The Company has a stock plan and subscription warrants, as mentioned in Notes 8.d and 19, respectively.

	12/31/2024	12/31/2023
Basic earnings per share
Net income for the year of the Company	2,362,740	2,439,795
Weighted average number of shares outstanding (in thousands)	1,102,130	1,095,469
Basic earnings per share - R$	2.1438	2.2272

Diluted earnings per share

Net income for the year of the Company	2,362,740	2,439,795
Weighted average number of outstanding shares (in thousands), including dilution effects	1,117,595	1,104,942
Diluted earnings per share - R$	2.1141	2.2081

Weighted average number of shares (in thousands)

Weighted average number of shares for basic earnings per share	1,102,130	1,095,469
Dilution effect
Subscription warrants	3,051	3,334
Stock plan	12,414	6,139
Weighted average number of shares for diluted earnings per share	1,117,595	1,104,942

Earnings per share were adjusted retrospectively by the issuance of 2,629,311 common shares due to the partial exercise of the rights conferred by the subscription warrants disclosed in Note 19.

69

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

25. Segment information

The segments shown in these financial statements are strategic business units supplying different products and services. Intersegment sales are made considering the conditions negotiated between the parties.

The main segments are presented in the table below:

Segment	Main activities
Ultragaz

Distribution of liquefied petroleum gas (LPG) in the segments: bulk, comprising condominiums, trade, services, industries and agribusiness; and bottled, mainly comprising residential consumers. To expand the offer of energy solutions to its customers, the company also operates in the segments of renewable energy solutions and compressed natural gas.

Ipiranga

Distribution and sale of oil-related products, biofuels and similar products (gasoline, ethanol, diesel, fuel oil, kerosene, natural gas for vehicles, and lubricants) to service stations that operate under the Ipiranga brand throughout Brazil and to major consumers and carrier-reseller-retailer (TRRs), as well as in the convenience stores and automotive services segments.

Ultracargo	Operates in specialized liquid bulk storage solutions in the main logistics centers of Brazil.

a. Geographic area information

The subsidiaries generate revenue from operations in Brazil, as well as from exports of products and services to foreign customers, as disclosed below:

	12/31/2024	12/31/2023
Net revenue from sales and services:
Brazil	132,311,614	124,400,378
Europe	50,717	202,665
United States of America and Canada	681,136	1,084,594
Other Latin American countries	202,949	204,306
Singapore	166,673	145,082
Others	85,824	11,676
Total	133,498,913	126,048,701

70

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

b. Financial information related to segments

The main financial information of each of the continuing operations of the Company’s segments is as follows.

12/31/2024
Profit or loss	Ipiranga	Ultragaz	Ultracargo	Others (1) (2)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	121,336,232	11,288,418	1,075,558	8,691	133,708,899	(209,986)	133,498,913
Transactions with third parties	121,335,586	11,287,337	875,997	(7)	133,498,913	‐	133,498,913
Intersegment transactions	646	1,081	199,561	8,698	209,986	(209,986)	-
Cost of products and services sold	(114,730,458)	(8,895,244)	(386,568)	‐	(124,012,270)	200,377	(123,811,893)
Gross profit	6,605,774	2,393,174	688,990	8,691	9,696,629	(9,609)	9,687,020
Operating income (expenses)
Selling and marketing	(1,886,281)	(606,609)	(10,723)	(11)	(2,503,624)	4,077	(2,499,547)
General and administrative	(1,132,913)	(344,060)	(176,687)	(230,068)	(1,883,728)	11,636	(1,872,092)
Results from disposal of property, plant and equipment and intangible assets	167,657	4,134	(24)	70	171,837	‐	171,837
Other operating income (expenses), net	(512,714)	82,552	13,692	2,378	(414,092)	‐	(414,092)
Operating income (loss)	3,241,523	1,529,191	515,248	(218,940)	5,067,022	6,104	5,073,126
Share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	3,433	(122,539)	(127,182)	‐	(127,182)
Amortization of fair value adjustments on associates acquisition	‐	‐	(2,493)	‐	(2,493)	‐	(2,493)
Total share of profit (loss) of subsidiaries, joint ventures and associates	(8,654)	578	940	(122,539)	(129,675)	‐	(129,675)
Income (loss) before financial result and income and social contribution taxes	3,232,869	1,529,769	516,188	(341,479)	4,937,347	6,104	4,943,451
Depreciation and amortization (a)	444,924	284,153	118,559	19,451	867,087	(5,953)	861,134
Amortization of contractual assets with customers - exclusivity rights	553,840	1,243	‐	-	555,083	‐	555,083
Amortization of right-of-use assets	213,092	66,081	29,998	2,889	312,060	‐	312,060
Amortization of fair value adjustments on associates acquisition	‐	‐	2,493	‐	2,493	‐	2,493
Total depreciation and amortization	1,211,856	351,477	151,050	22,340	1,736,723	(5,953)	1,730,770

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 39,539.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 172,242 in 2024 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint ventures RPR and Hidrovias.

71

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

12/31/2023
Profit or loss	Ipiranga (Restated) (3)	Ultragaz	Ultracargo	Others (1) (2) (Restated) (3)	Subtotal Segments	Eliminations	Total
Net revenue from sales and services	114,551,830	10,670,793	1,015,564	14,308	126,252,495	(203,794)	126,048,701
Transactions with third parties	114,551,827	10,669,365	815,249	12,260	126,048,701	‐	126,048,701
Intersegment transactions	3	1,428	200,315	2,048	203,794	(203,794)	‐
Cost of products and services sold	(108,074,324)	(8,485,215)	(355,798)	‐	(116,915,337)	184,868	(116,730,469)
Gross profit	6,477,506	2,185,578	659,766	14,308	9,337,158	(18,926)	9,318,232
Operating income (expenses)
Selling and marketing	(1,615,178)	(626,554)	(11,395)	(99)	(2,253,226)	‐	(2,253,226)
General and administrative	(1,318,092)	(298,171)	(167,344)	(253,478)	(2,037,085)	18,926	(2,018,159)
Results from disposal of property, plant and equipment and intangible assets	170,604	13,199	103	(2,915)	180,991	(59,056)	121,935
Other operating income (expenses), net	(657,376)	20,191	2,335	31,985	(602,865)	‐	(602,865)
Operating income (loss)	3,057,464	1,294,243	483,465	(210,199)	4,624,973	(59,056)	4,565,917
Share of profit (loss) of subsidiaries, joint ventures and associates	(7,508)	26	11,764	7,626	11,908	‐	11,908
Income (loss) before financial result and income and social contribution taxes	3,049,956	1,294,269	495,229	(202,573)	4,636,881	(59,056)	4,577,825
Depreciation and amortization (a)	429,809	291,462	105,274	14,324	840,869	(492)	840,377
Amortization of contractual assets with customers - exclusivity rights	606,036	1,410	‐	‐	607,446	‐	607,446
Amortization of right-of-use assets	211,934	61,124	30,454	2,387	305,899	‐	305,899
Total depreciation and amortization	1,247,779	353,996	135,728	16,711	1,754,214	(492)	1,753,722

(a)	The amount is net of PIS and COFINS on depreciation in the amount of R$ 8,517.
(1)	Includes in the line “General and administrative and Revenue from sale of goods” the amount of R$ 167,929 in 2023 of expenses related to Ultrapar's holding structure.
(2)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.
(3)	Refers to a change on the corporate structure which the companies Eaí and Millenium became part of Ipiranga consolidated, being restated in 2023 for compability purposes.

72

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

c. Assets by segment

12/31/2024
Assets	Ipiranga	Ultragaz	Ultracargo	Others (1)	Total
Investments	146,450	1,042	216,134	1,785,007	2,148,633
Property, plant and equipment	3,282,469	1,566,376	2,157,663	129,458	7,135,966
Intangible assets	1,017,405	333,652	283,598	273,675	1,908,330
Right-of-use assets	911,783	152,024	599,853	7,664	1,671,324
Other current and non-current assets	20,944,583	2,156,708	393,368	3,199,162	26,693,821
Total assets (excluding intersegment transactions)	26,302,690	4,209,802	3,650,616	5,394,966	39,558,074

12/31/2023
Assets	Ipiranga (Restated) (2)	Ultragaz	Ultracargo	Others (1) (Restated) (2)	Total
Investments	68,107	240	215,745	34,264	318,356
Property, plant and equipment	3,224,662	1,438,662	1,698,605	25,652	6,387,581
Intangible assets	1,612,584	282,517	281,054	377,762	2,553,917
Right-of-use assets	907,867	149,698	622,781	31,180	1,711,526
Other current and non-current assets	19,228,878	2,273,866	415,085	5,362,765	27,280,594
Total assets (excluding intersegment transactions)	25,042,098	4,144,983	3,233,270	5,831,623	38,251,974

(1)	The “Others” column refers to the parent Ultrapar and subsidiaries Imaven, Ultrapar International, UVC Investimentos, UVC - Fundo de investimento and share of profit (loss) of joint venture RPR.
(2)	Refers to a change on the corporate structure which the companies Eaí and Millenium became part of Ipiranga consolidated, being restated in 2023 for compability purposes.

73

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

26. Financial instruments (Consolidated)

Accounting policy

Financial instruments are classified and measured as follows:

• Amortized cost: financial instruments held in order to collect and comply with contractual cash flows, solely principal and interest. Interest earned, losses and foreign exchange  variations are recognized in profit or loss and balances are stated at amortized cost using the effective interest rate method.

• Measured at fair value through other comprehensive income: financial instruments contracted for the purpose of collecting contractual cash flows or selling financial assets. The balances are stated at fair value, and interest earned, losses and foreign exchange variations are recognized in profit or loss. Differences between fair value and initial amount of financial investments plus interest earned and foreign exchange variations are recognized in equity under “Accumulated other comprehensive income”. Accumulated gains and losses recognized in equity are reclassified to profit or loss at the time of their settlement.

•  Measured at fair value through profit or loss: financial instruments that were not classified as amortized cost or as measured at fair value through other comprehensive income. Balances are stated at fair value. Interest earned, foreign exchange variations and changes in fair value are recognized in profit or loss. Investment funds and derivatives are classified as measured at fair value through profit or loss.

The Company and its subsidiaries use financial instruments for hedging purposes, applying the following concepts:

• Hedge accounting – fair value hedge: financial instrument used to hedge exposure to changes in the fair value of an item, attributable to a particular risk, which can affect profit or loss.

• Hedge accounting – cash flow hedge: financial instruments used to hedge the exposure to variability in cash flows that is attributable to a risk associated with an asset or liability or highly probable transaction or firm commitment that may affect profit or loss.

• Hedge accounting – hedge of investments in foreign operations: financial instruments used to hedge exposure on net investments in foreign subsidiaries due to the fact that the local functional currency is different from the functional currency of the Company.

Classes and categories of financial instruments and their fair values

The balances of financial instrument assets and liabilities and the measurement criteria are presented in accordance with the following categories:

(a)	Level 1 – prices negotiated (without adjustment) in active markets for identical assets or liabilities;
(b)	Level 2 – inputs other than prices negotiated in active markets included in Level 1 and observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
(c)	Level 3 - inputs for assets or liabilities that are not based on observable market variables (unobservable inputs).

74

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

		Level	Carrying value		Carrying value	Fair value
December 31, 2024	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents
Cash and banks	4.a	-	‐	405,840	405,840	405,840
Securities and funds in local currency	4.a	-	‐	1,286,152	1,286,152	1,286,152
Securities and funds in foreign currency	4.a	-	‐	379,601	379,601	379,601
Financial investments			‐	‐	‐	‐
Securities and funds in local currency	4.b	Level 2	2,271,979	‐	2,271,979	2,271,979
Securities and funds in foreign currency	4.b	-	‐	2,854,126	2,854,126	2,854,126
Derivative instruments	4.b	Level 2	833,986	‐	833,986	833,986
Energy trading futures contracts	26.h	Level 2	404,695	‐	404,695	404,695
Trade receivables	5.a	-	‐	3,913,004	3,913,004	3,913,004
Reseller financing	5.a	-	‐	1,404,883	1,404,883	1,404,883
Other receivables and other assets	-	-	‐	386,853	386,853	386,853

Total			3,510,660	10,630,459	14,141,119	14,141,119

Financial liabilities:
Financing	15.a	Level 2	2,085,149	7,004,027	9,089,176	8,871,550
Debentures	15.a	Level 2	3,468,647	1,302,687	4,771,334	4,728,701
Derivative instruments	15.a	Level 2	441,600	‐	441,600	441,600
Energy trading futures contracts	26.h	Level 2	114,776	‐	114,776	114,776
Trade payables	16.a	-	‐	3,518,385	3,518,385	3,518,385
Trade payables - reverse factoring	16.b	-	‐	1,014,504	1,014,504	1,014,504
Subscription warrants – indemnification	19	Level 1	47,745	‐	47,745	47,745
Financial liabilities of customers	-	-	‐	180,225	180,225	180,225
Contingent consideration	-	Level 3	42,186	52,988	95,174	95,174
Other payables	-	-	‐	171,520	171,520	171,520
Total			6,200,103	13,244,336	19,444,439	19,184,180

75

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

		Level	Carrying value		Carrying value	Fair value
December 31, 2023	Note		Measured at fair value through profit or loss	Measured at amortized cost	Total
Financial assets:
Cash and cash equivalents			‐	‐	‐	‐
Cash and banks	4.a	-	‐	125,152	125,152	125,152
Securities and funds in local currency	4.a	-	‐	5,476,726	5,476,726	5,476,726
Securities and funds in foreign currency	4.a	-	‐	323,810	323,810	323,810
Financial investments			‐	‐	‐	‐
Securities and funds in local currency	4.b	Level 2	82,592	‐	82,592	82,592
Derivative instruments	4.b	Level 2	1,162,283	‐	1,162,283	1,162,283
Trade receivables	5.a	-	‐	4,269,473	4,269,473	4,269,473
Reseller financing	5.a	-	‐	1,189,886	1,189,886	1,189,886
Trade receivables - sale of subsidiaries	5.c	-	‐	924,364	924,364	924,364
Other receivables and other assets	-	-	‐	393,036	393,036	393,036
Total			1,244,875	12,702,447	13,947,322	13,947,322

Financial liabilities:
Financing	15.a	Level 2	1,584,452	4,449,857	6,034,309	5,853,165
Debentures	15.a	Level 2	4,618,704	488,269	5,106,973	5,094,933
Derivative instruments	15.a	Level 2	626,735	‐	626,735	626,735
Trade payables	16.a	-	-	4,682,671	4,682,671	4,682,671
Trade payables - reverse factoring	16.b	-	‐	1,039,366	1,039,366	1,039,366
Subscription warrants – indemnification	19	Level 1	87,299	‐	87,299	87,299
Financial liabilities of customers	-	-	‐	308,934	308,934	308,934
Contingent consideration	28.c	Level 3	112,196	‐	112,196	112,196
Other payables	-	-	‐	190,090	190,090	190,090
Total			7,029,386	11,159,187	18,188,573	17,995,389

The fair value of financial instruments measured at Levels 2 and 3 is described below:

Securities and funds in local currency: Estimated at the fund unit value as of the date of the financial statements, which corresponds to their fair value.

Derivative instruments: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date.

Energy trading futures contracts: The fair value considers: (i) the prices established in recent purchases and sales; (ii) supply risk margin; and (iii) the market price projected in the availability period. Whenever the fair value at initial recognition differs from the transaction price for these contracts, a gain or loss is recognized.

Financing and debentures: Estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 on the closing date. The fair value calculation of notes in the foreign market used the quoted price in the market.

Contingent consideration: Estimated according to Management’s projections of results based on the discounted cash flow method, considering the contractual goals set for revenue and accounting net cash flow to be achieved in the year ending December 31, 2026, referring to the acquisition of Stella on October 1, 2022.

76

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The changes in financial liabilities measured at level 3 of the fair value hierarchy are presented below:

Consolidated
Balance as of December 31, 2023	112,196
Update of earnout assumptions	(71,388)
Settlement	(7,500)
Monetary variation	8,878
Balance as of December 31, 2024	42,186

Financial risk management

The Company and its subsidiaries are exposed to strategic/operational risks and economic/financial risks. Operational/strategic risks (including demand behavior, competition, technological innovation, and material changes in the industry) are addressed by the Company’s management model.

Economic/financial risks primarily reflect default of customers, behavior of macroeconomic variables, such as commodities prices, exchange and interest rates, as well as the characteristics of the financial instruments used and their counterparties. These risks are managed through specific strategies and control policies.

The Company has a financial risk policy approved by its Board of Directors (“Policy”). In accordance with the Policy, the main objectives of financial management are to preserve the value and liquidity of financial assets and ensure financial resources for the development of the business, including expansions. The main financial risks considered in the Policy are market risks (currencies, interest rates and commodities), liquidity and credit.

The Financial Risk Committee is responsible for monitoring the compliance with the Policy and deciding on any cases of non-compliance. The Audit and Risk Committee (“CAR”) advises the Board of Directors in the efficiency of controls and in the review of the Risk Management Policy. The Risk, Integrity and Audit Director monitors the compliance with the Policy and reports to CAR and the Board of Directors the exposure to the risks and any cases of non-compliance with the Policy.

The Company and its subsidiaries are exposed to the following risks, which are mitigated and managed using specific financial instruments:

Risks	Exposure origin	Management
Market risk - exchange rate	Possibility of losses resulting from exposures to exchange rates other than the functional presentation currency, which may be of a financial or operational origin.	Seek exchange rate neutrality, using hedging instruments if applicable.
Market risk - interest rate	Possibility of losses resulting from the contracting of fixed-rate financial assets or liabilities.	Maintain most of the net financial exposure indexed to floating rates, linked to the basic interest rate.
Market risk - commodity prices	Possibility of losses resulting from changes in the prices of the main raw materials or products sold by the Company and their effects on profit or loss, statement of financial position and cash flow.	Hedging instruments, if applicable.
Credit risk	Possibility of losses associated with the counterparty's failure to comply with financial obligations due to insolvency issues or deterioration in risk classification.	Diversification and monitoring of counterparty’s solvency and liquidity indicators.
Liquidity risk	Possibility of inability to honor obligations, including guarantees, and incurring losses.	For cash management: financial investments liquidity. For debt management: seek the combination of better terms and costs, by monitoring the ratio of average debt term to financial leverage.

77

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

a. Market risk - exchange and interest rates

Currency risk management is guided by neutrality of currency exposures and considers the risks associated to changes in exchange rates. The Company considers as its main exposure the assets and liabilities in foreign currency.

The Company and its subsidiaries use foreign exchange hedging instruments to protect their assets, liabilities, receipts, disbursements and investments in foreign currencies. These instruments aim to reduce the effects of foreign exchange variations, within the exposure limits of its Policy.

As to the interest rate risk, the Company and its subsidiaries raise and invest funds mainly linked to the DI. The Company seeks to maintain most of its financial assets and liabilities with floating interest rates, adopting instruments that hedge against the risk of changes in interest rates.

The assets and liabilities exposed to foreign currency, translated to Reais, and/or exposed to floating interest rates are shown below:

			Exchange rate			Interest rate
	Note	Currency	12/31/2024	12/31/2023	Index	12/31/2024	12/31/2023
Assets
Cash, cash equivalents, and financial investments	4.a	USD	3,428,520	371,474	DI	3,558,131	5,559,318
Trade receivables, net of allowance for expected credit losses	5.a	USD	27,393	84,855	-	‐	‐
Inventories	6	USD	93,821	-	-	-	-
Trade receivables - sale of subsidiaries	5.c	BRL/ USD	‐	715,877	DI	‐	208,487
Other assets in foreign currency	-	USD	21,028	152,393	-	‐	‐

			3,570,762	1,324,599		3,558,131	5,767,805
Liabilities
Loans, financing and debentures (1)	15.a	USD/ EUR/ JPY	(6,681,657)	(5,297,013)	DI	(3,515,010)	(1,242,524)
Loans – FINEP	15.a	-	‐	‐	TJLP	(679)	(1,264)
Payables arising from imports	16.a	USD	(936,140)	(1,730,426)	-	‐	‐
Other liabilities in foreign currency	-	USD	(41,298)	‐	‐	‐	‐

			(7,659,095)	(7,027,439)		(3,515,689)	(1,243,788)
Derivative instruments	26.f	USD / EUR / JPY	3,470,855	5,309,125	DI	(6,380,131)	(8,567,676)

			(617,478)	(393,715)		(6,337,689)	(4,043,659)
Net liability position - effect on equity			‐	(10,857)		‐	‐
Net liability position - effect on profit or loss			(617,478)	(382,858)		(6,337,689)	(4,043,659)

(1) Gross transaction costs of R$ 7,807 (R$ 10,116 as of December 31, 2023) and discount on notes in the foreign market of R$ 5,246 (R$ 8,107 as of December 31, 2023).

78

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Sensitivity analysis with devaluation of the Real and interest rate increase

	Exchange rate - Real devaluation (i)	Interest rate increase (ii)
Effect on profit or loss	(28,637)	(260,723)
Total	(28,637)	(260,723)

(i) The average U.S. dollar rate of R$ 6.4226 was used for the sensitivity analysis, based on future market curves as of December 31, 2024 on the net position of the Company exposed to the currency risk, simulating the effects of devaluation of the Real on profit or loss. The closing rate considered was R$ 6.1923. The table above shows the effects of the exchange rate changes on the net liability position of R$ 617,478 (or US$ 99,716 using the closing rate) in foreign currency as of December 31, 2024.

(ii) For the probable scenario presented, the Company used as a base scenario the market curves affected by the Interbank Deposit (DI) rate and the Long-Term Interest Rate (TJLP). The sensitivity analysis shows the incremental expenses and income that would be recognized in financial result, if the market curves of floating interest at the base date were applied to the average balances of the current year. The annual base rate used was 10.88% and the sensitivity rate was 14.77% according to reference rates made available by B3.

b. Market risk - commodity prices

The Company and its subsidiaries are exposed to commodity price risk, mainly in relation to diesel and gasoline, affected by macroeconomic and geopolitical factors.

The foreign exchange derivative instruments and commodities designated as fair value hedge are concentrated in subsidiary IPP. The objective is to convert the cost of the imported product from fixed to variable until fuel blending, aligning it to the sales price. IPP uses over-the-counter derivatives for this hedge operation, aligning them with the value of the inventories of imported product.

To mitigate this risk, the Company continuously monitors the market and uses hedge operations with derivative contracts, traded on the stock exchange and the over-the-counter market.

Derivative	Fair value (R$ thousand)		Possible scenario (∆ of 10% - R$ thousand)
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Commodity forward	(7,707)	20,702	(12,430)	2,663

(*) The table above shows the positions of derivative financial instruments to hedge commodity price risk as of December 31, 2024 and 2023, in addition to a sensitivity analysis considering a valuation of 10% of the closing price for each year. For further information, see Note 26.f.

c. Credit risk

Credit risk is related to the possibility of non-compliance with a commitment by a counterparty in a transaction. Credit risk is managed strategically and arises from cash equivalents, financial investments, derivative financial instruments and trade receivables, among others.

c.1 Financial institutions and government

79

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

c.1 Financial institutions and government

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of December 31, 2024, by counterparty rating, is summarized below:

	Fair value
Counterparty credit rating	12/31/2024	12/31/2023
AAA	7,557,385	6,714,493
AA	285,520	408,375
A	3,668	464
Others (*)	185,111	47,231
Total	8,031,684	7,170,563

(*) Refers substantially to investments as minority interest, which are classified as long-term investments.

c.2 Trade receivables

The credit risk of financial institutions and governments related to cash and cash equivalents, financial investments and derivative financial instruments as of December 31, 2024, by counterparty rating, is summarized below:

The subsidiaries manage credit throughout the customer’s life cycle, with specific processes for monitoring credit risk and renegotiating or executing credit, as applicable.

For further information on the allowance for expected credit losses, see Note 5.b.

d. Liquidity risk

Liquidity risk is the possibility of the Company facing difficulties to comply with its financial obligations, which must be settled with payments or other financial assets.

The main sources of liquidity of the Company and its subsidiaries arise from:

(i)      cash and financial investments;

(ii)     cash flow generated by its operations; and

(iii)    loans.

The Company and its subsidiaries have sufficient working capital and sources of financing to meet their current needs. As of December 31, 2024, the Company and its subsidiaries had R$ 4,624,604 in cash, cash equivalents, and short-term financial investments (for quantitative information, see Note 4).

80

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The table below presents a summary of financial liabilities and leases payable as of December 31, 2024 by the Company and its subsidiaries, listed by maturity. The amounts presented are the contractual undiscounted cash flows, and may differ from the amounts disclosed in the statement of financial position:

	Less than 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Total
Loans including future contractual interest (1) (2)	4,087,776	6,071,329	4,646,153	1,503,918	16,309,176
Derivative instruments (3)	392,381	933,913	(1,082,726)	(779,771)	(536,203)
Trade payables	3,518,385	‐	‐	‐	3,518,385
Trade payables - reverse factoring	1,014,504	‐	‐	‐	1,014,504
Leases payable	355,336	523,929	346,561	891,997	2,117,823
Financial liabilities of customers	30,257	170,158	‐	‐	200,415
Contingent consideration	‐	‐	42,186	‐	42,186
Other payables	159,930	17,990	‐	‐	177,920
	9,558,569	7,717,319	3,952,174	1,616,144	22,844,206

(1) The interest on loans was estimated based on the US dollar futures contracts, Yen futures contracts, Euro futures contracts and on the future yield curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2024.

(2) Includes estimated interest on short-term and long-term loans until the contractually foreseen payment date.

(3) The derivative instruments were estimated based on the US dollar futures contracts and the future curves of the DI x fixed rate and DI x IPCA contracts, quoted on B3 as of December 31, 2024. In the table above, only the derivative instruments with negative results at the time of settlement were considered.

e. Capital management

The Company manages and optimizes its capital structure based on indicators to ensure business continuity while maximizing return to its shareholders.

Capital structure is comprised of net debt (loans and financing, including debentures, according to Note 15 and leases payable according to Note 12.b, after deduction of cash, cash equivalents and financial investments, according to Note 4), and equity.

The Company may change its capital structure according to economic and financial conditions. Moreover, the Company also seeks to improve its return on invested capital by implementing efficient working capital management and a selective investment program.

Annually, the Company and its subsidiaries revise their capital structure, evaluating the cost of capital and the risks associated with each class of capital including the leverage ratio analysis, which is determined as the ratio between net debt and equity.

The leverage ratio at the end of the period is as follows:

	Consolidated
	12/31/2024	12/31/2023
Gross debt (a)	15,787,262	13,291,951
Cash, cash equivalents, and short-term investments (b)	8,031,684	7,170,563
Net debt = (a) - (b)	7,755,578	6,121,388
Equity	15,823,444	14,029,826
Net debt-to-equity ratio	49.01%	43.63%

f. Selection and use of derivative financial instruments

In selecting derivative instruments, the Company considers the estimated rates of return, risks, liquidity, calculation methodology for the carrying and fair values, and the applicable documentation.

Derivative financial instruments are used to hedge identified risks, at amounts that do not exceed 100% of the identified risk. Derivatives are referred to as "derivative instruments" to reflect their restricted function of hedging identified risks.

The table below summarizes the gross balance of the position of derivative instruments contracted as well as of the gains (losses) that affect the equity and the statement of income of the Company and its subsidiaries:

81

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Derivatives designated as hedge accounting

Product	Contracted rates		Maturity	Notional amount (2)	Fair value as of 12/31/2024		Gains (losses) as of 12/31/2024
	Assets	Liabilities		12/31/2024	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (1)	USD + 3.28%	105.7% of DI	Sept/25	USD 206,067	76,649	(3,808)	171,493	5,647
Foreign exchange swap (1)	EUR + 5.16%	109.2% of DI	Mar/25	EUR 115,518	76,123	‐	84,875	(1,742)
Foreign exchange swap (1)	JPY + 1.50%	109.4% of DI	Mar/25	JPY 12,564,393	‐	(45,826)	47,567	5,294
Foreign exchange swap (1)	SOFR + 1.29%	112.5% of DI	Sept/25	USD 4,535	2,114	‐	2,566	(30)
Interest rate swap (1)	IPCA + 5.13%	104.5% of DI	Jun/32	BRL 2,660,000	189,156	-	(345,529)	355,746
Interest rate swap (1)	IPCA + 2.83%	69.5% of DI	Nov/41	BRL 151,465	-	(3,321)	(3,321)	37,511
Interest rate swap (1)	11.17%	104.3% of DI	Jul/27	BRL 525,791	‐	(53,638)	(67,786)	62,628
Commodity forward (1)	USD	Heating Oil/ RBOB	Jan/25	USD 5,753	3,104	(11,869)	(25,309)	‐
NDF (1)	USD	USD	Feb/25	USD 6,853	729	(6,022)	(34,336)	‐
				Total - designated	347,875	(124,484)	(169,780)	465,054
Derivatives not designated as hedge accounting

Foreign exchange swap	USD + 0.00%	52.5% of CDI	Jun/29	USD 300,000	465,032	‐	268,734	‐
NDF	USD	BRL	Mar/25	USD 15,425	13,546	(6,501)	42,241	‐
Commodity forward	BRL	Heating Oil/ RBOB	Mar/25	USD 2,422	4,926	(3,867)	53,069	‐
Interest rate swap	USD + 5.25%	CDI -1.4%	Jun/29	USD 300,000	‐	(306,748)	(166,103)	‐
				Total - not designated	483,504	(317,116)	197,941	‐
				Total	831,379	(441,600)	28,161	465,054

(1) Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).

(2) Currency as indicated.

82

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

Derivatives designated as hedge accounting
Product	Contracted rates		Maturity	Notional amount (3)	Fair value as of 12/31/2023		Gains (losses) as of 12/31/2023
	Assets	Liabilities		12/31/2023	Assets	Liabilities	Profit or loss	Fair value adjustment of debt - R$
Foreign exchange swap (2)	USD + 0.00%	53.60% of DI	Oct/26	USD 234,000	‐	(106,657)	(145,949)	-
Foreign exchange swap (1)	USD + 5.47%	110.02% of DI	Sept/25	USD 206,067	‐	(119,094)	(223,555)	(3,768)
Foreign exchange swap (1)	EUR + 5.12%	111.93% of DI	Jan/24	EUR 22,480	‐	(22,529)	(23,304)	230
Foreign exchange swap (1)	JPY + 1.50%	109.40% of DI	Mar/25	JPY 12,564,393	‐	(120,746)	(130,726)	(4,775)
Interest rate swap (1)	IPCA + 5.03%	102.87% of DI	Jun/32	BRL 3,226,054	598,311	‐	260,301	(313,641)
Interest rate swap (1)	10.48%	103.64% of DI	Jun/27	BRL 615,791	12,515	(3,182)	10,694	(10,163)
Commodity forward (1)	BRL	Heating Oil/ RBOB	Jan/24	USD 129,894	22,343	(854)	(50,977)	‐
NDF (1)	BRL	USD	Feb/24	USD 211,179	3,959	(833)	19,012	‐
				Total - designated	637,128	(373,895)	(284,504)	(332,117)
Derivatives not designated as hedge accounting
Foreign exchange swap	0.00%	52.99% of CDI	Jun/29	USD 375,000	186,925	(45,877)	(188,395)	‐
NDF	USD	BRL	Mar/24	USD 457,099	1,468	(8,409)	(105,597)	‐
Commodity forward	BRL	Heating Oil/ Marine Fuel/ Others	Mar/24	USD 18,127	1,524	(2,310)	5,489	‐
Interest rate swap	5.25%	1.36% of CDI	Jun/29	USD 300,000	‐	(196,243)	9,257	‐
				Total - not designated	189,917	(252,839)	(279,246)	‐

				Total	827,045	(626,734)	(563,750)	(332,117)

(1) Derivative financial instruments designated for fair value hedge accounting (see Note 26.g.1).

(2) Derivative financial instruments designated for cash flow hedge accounting (see Note 26.g.2).

(3) Currency as indicated.

83

Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

g. Hedge accounting

The Company and its subsidiaries use derivative and non-derivative financial instruments for hedging purposes and test, throughout the duration of the hedge, their effectiveness, as well as the changes in their fair value.

The hedged items and the hedging instruments have a high correspondence, since the contracted instruments have characteristics equivalent to the transactions considered as the hedged item. The Company and its subsidiaries designated a hedge ratio for transactions designated as hedge accounting, since the underlying risks of the hedging instruments correspond to the risks of the hedged items.

The Company and its subsidiaries discontinue the hedge accounting when the hedging instrument is settled, the hedged item ceases to exist or the hedge no longer meets the requirements for hedge accounting due to the absence of an economic relationship between the hedged item and the hedging instrument.

g.1 Fair value hedge

The Company and its subsidiaries use derivative financial instruments such as fair value hedge to mitigate the risk of variations in interest and exchange rates, which affect the amount of contracted debts. In December 2024, no material ineffectiveness was identified in fair value hedge operations.

g.2 Cash flow hedge

In December 2024, the Company and its subsidiaries do not have cash flow hedges.

h. Financial instruments (energy trading futures contracts)

The Company’s subsidiaries operate in the Free Contracting Environment (ACL) and have entered into bilateral energy purchase and sale contracts with different market players. Accordingly, they assume short and long-term commitments. As a result of mismatched operations, they assume energy surplus or deficit positions, which are measured at a future market price curve (forward curve). Therefore, the Company designates these contracts as financial instruments, according to IFRS 9/CPC 48, at the beginning of the contract, to include the recording of the correct exposure to the risk of future purchase and sale transactions of bilateral contracts.

Sensitivity analysis – level 2 hierarchy

	Valuation technique	Fair value of energy contracts	Sensitivity of inputs to fair value (a)
Financial assets	Discounted cash flow method	404,695	+10%	382,794
			-10%	404,581

Financial liabilities		114,776	+10%	115,361
			-10%	125,715

(a) This 10% variation scenario represents a fluctuation considered reasonable by the Company, based on the history of negotiations concluded under similar market conditions.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

27. Commitments (Consolidated)

a. Contracts

Subsidiary Ultracargo Logística has agreements related to its port facilities in Aratu, Suape, Itaqui and Vila do Conde. Such agreements establish a minimum cargo movement, as shown below:

Port	Minimum movement per year	Maturity
Aratu (*)	900,000 ton.	2022
Suape	250,000 ton.	2027
Suape	400,000 ton.	2029
Aratu	465,403 ton.	2031
Itaqui	1,468,105 m3	2049
Vila do Conde	343,625 ton.	2044

(*) Contract in the process of being renewed with the appropriate body, being judicialized by favorable decision, until the public entity completes the analysis so that the new amendment is signed.  In a decision of the Ministry of Infrastructure, the investment plans presented by Ultracargo were preliminarily approved, and the Waterway Transport Regulatory Agency (ANTAQ) approved the technical, economic and environmental feasibility study of this extension project.

If the annual movement is less than the minimum contractual movement, the subsidiary is liable to pay the difference between the effective movement and the minimum contractual movement, based on the port tariff rates in effect on the date established for payment. As of December 31, 2024, these rates were R$ 9.64 and R$ 3.05 per ton for Aratu and Suape, respectively, and R$ 0.98 per m³ for Itaqui. According to contractual conditions and tolerances, as of December 31, 2024, there were no material pending issues regarding the minimum limits of the contract.

28. Acquisition of Interest and Control

Accounting policy

A business combination is accounted for applying the acquisition method. The cost of the acquisition is measured based on the consideration transferred and to be transferred, measured at fair value at the acquisition date. In a business combination, the assets acquired and liabilities assumed are measured in order to classify and allocate them according to the contractual terms, economic circumstances and relevant conditions at the acquisition date. The non-controlling interest in the acquired company is measured based on its interest in net assets identified in the acquired company. Goodwill is measured as the excess of the consideration transferred and to be transferred over the fair value of net assets acquired (identifiable assets and liabilities assumed, net). After the initial recognition, goodwill is measured at cost less any accumulated impairment losses. For impairment testing purposes, goodwill is allocated to the respective Company’s operating segments. When the cost of the acquisition is lower than the fair value of net assets acquired, a gain is recognized directly in the statement of income. Costs related to the acquisitions are recorded in the statement of income when incurred.

a. Hidrovias do Brasil S.A.

In 2023, the Company began the process of acquiring an interest in Hidrovias do Brasil S.A. (“Hidrovias”), through the purchase of a 4.99% direct interest and a 4.99% indirect interest, through Total Return Swaps (“TRS”), recognized as financial asset and measured at fair value in accordance with IFRS 9/CPC 48. On March 18, 2024, the Company contributed its direct interest to its subsidiary Ultrapar Logística Ltda. and settled the TRS. From this date, all transactions have been carried out through subsidiary Ultrapar Logística Ltda.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

On May 7, 2024, subsidiary Ultrapar Logística completed the purchase of 128,369,488 shares from Hidrovias, which represented 16.88% of its share capital, at a cost of R$ 3.98/share.  Also in May 2024, when obtaining sufficient evidence demonstrating its power to exert significant influence on decisions regarding Hidrovias' financial and operational policies, subsidiary Ultrapar Logística began to recognize its interest in Hidrovias as an investment in an associate with significant influence, in accordance with IAS 28/CPC 18.

Subsequently, throughout December 2024, subsidiary Ultrapar Logística acquired new shares through the Stock Exchange (“B3”) and reached an interest of 41.94% in Hidrovias’ share capital.

On December 26, 2024, subsidiary Ultrapar Logística signed an Advance for Future Capital Increase  agreement with Hidrovias, in the amount of R$ 500,000, which will be used for future subscription and payment of Hidrovias’s shares, in a capital increase to be approved by the Board of Directors of Hidrovias in the first quarter of 2025.

The transaction amountsfor acquiring an interest in Hidrovias are shown below:

Amount paid for the acquisition of shares – financial asset	579,066
Gain (loss) on fair value adjustment of financial assets	66,267
Total financial asset transferred to the investments line item	645,333
Subsequent acquisitions of additional interests	690,186
Total investment in Hidrovias as of December 31, 2024 (A) [1]	1,335,519

Participation equivalent to equity of the associate (B)	560,475
Provisional goodwill on acquisition of investment (A-B)	775,044

1 Equivalent interest calculated with basis on acquisition date, disregarding the posterior effects of share of profit (loss) of subsidiaries, joint ventures and associates

Based on applicable accounting standards and supported by an independent appraisal firm, the Company is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities, and the purchase price allocation (“PPA”), which will be completed in 2025.

b. WTZ Participações S.A.

On September 1, 2024, through subsidiary Cia Ultragaz, the Company acquired 51.7% of the voting share capital of WTZ Participações S.A. (“Witzler”). The transaction qualifies as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. This acquisition is in line with Ultragaz's strategy to expand its offering of energy solutions to its customers, leveraging on its capillarity, commercial strength, brand and extensive base of corporate and residential customers.

Witzler was founded in 2015 and its main activities are the sale of electric energy in the free market and energy management, with a national presence.

The initial payment, including the capital contribution of R$ 49,490, totaled R$ 104,490. The remaining transaction amount of R$ 40,878 was recorded under “Other payables” and will be paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, is determining the statement of financial position as at the acquisition date, the fair value of assets and liabilities and, consequently, goodwill. The provisional goodwill determined is R$ 52,038. The purchase price allocation (“PPA”) will be completed in 2025.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date, subject to adjustment for purchase price allocation and goodwill determination:

Assets
Cash and cash equivalents	5,399
Trade receivables	33,168
Recoverable taxes	3,036
Prepaid expenses	170
Other receivables	320
Other investments	5
Property, plant and equipment, net	1,684
Intangible assets, net	11
Derivative instruments	209,348
Liabilities
Loans and financing	68
Trade payables	27,541
Salaries and related charges	2,211
Taxes payable, income and social contribution taxes payable	80,918
Other payables	2,655
Goodwill based on expected future profitability	52,038
Non-controlling interests	67,498
Assets and liabilities consolidated in the opening balance	124,288

Assets acquired	130,873
Liabilities assumed	58,623
Goodwill based on expected future profitability	52,038

Acquisition value	124,288
Comprised by
Cash	59,506
Acquisition of ownership interest via capital contribution (as non-controlling interests)	23,904
Contingent consideration to be settled	40,878
Total consideration	124,288

Net cash outflow resulting from acquisition
Initial consideration in cash	59,506
Cash and cash equivalents acquired	(5,399)
Acquisition value	54,107

c. Serra Diesel Transportador Revendedor Retalhista Ltda.

On September 1, 2023, through subsidiary Ultrapar Mobilidade Ltda., the Company acquired 60% of the voting share capital of Serra Diesel Transportador Revendedor Retalhista Ltda. (“Serra Diesel”), qualifying the transaction as a business combination as defined in IFRS 3 (CPC 15 (R1)) – Business Combinations. The acquisition complements Ultrapar's operations in the mobility and liquid fuel distribution segment.

Serra Diesel was established in 2006 and its main activity is the fuel trade carried out by a wholesale carrier-reseller-retailer, with presence in the southern region of Brazil.

The initial payment, including the capital contribution in the amount of R$ 16,193, totaled R$ 21,193. The remaining amount of R$ 4,816 was recorded under “Other payables” and paid after the contractual clauses have been fulfilled. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of August 31, 2024, and determined the final goodwill in the amount of R$ 1,413.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The table below summarizes the consolidated balances of assets acquired and liabilities at the acquisition date recognized at fair value:

Assets
Cash and cash equivalents	1,719
Trade receivables	28,475
Inventories	9,128
Recoverable taxes	2,551
Other receivables	55
Other investments	298
Right-of-use assets, net	25,500
Property, plant and equipment, net	41,938
Intangible assets, net	11,634
Liabilities
Loans and financing	17,337
Trade payables	26,965
Salaries and related charges	1,933
Taxes payable, income and social contribution taxes payable	376
Leases payable	25,500
Other payables	8,194
Goodwill based on expected future profitability	1,413
Non-controlling interests	16,397
Assets and liabilities consolidated in the opening balance	26,009

Assets acquired	72,779
Liabilities assumed	48,183
Goodwill based on expected future profitability	1,413

Acquisition value
Comprised by	‐
Cash	5,000
Acquisition of ownership interest via capital contribution (as non-controlling interests)	16,193
Contingent consideration settled	4,816
Total consideration	26,009

Initial consideration in cash	(5,000)
Contingent consideration settled	(4,816)
Cash and cash equivalents acquired	1,720
Total	(8,096)

d. Opla - Terminal de Combustíveis Paulínia S.A.

On July 1, 2023, through its subsidiary Ultracargo Logística S.A., the Company acquired a 50% interest in Terminal de Combustíveis Paulínia S.A. (“Opla”), qualifying the transaction as an acquisition of a joint venture as defined in IAS 28 (CPC 18 (R2) – Investments in Associates and Joint Ventures) and IFRS 11 (CPC 19 (R2) - Joint Arrangements). The acquisition of interest in Opla marked Ultracargo's entry into the inland liquid bulk storage and logistics segment, integrated with port terminals, in line with its growth plan. With the acquisition, Ultracargo and BP Biofuels Brazil Investments Ltd. (“BP”) become joint ventures of Opla.

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Ultrapar Participações S.A. and Subsidiaries
Notes to the financial statements
For the year ended December 31, 2024

The total amount of the operation is R$ 237,500 subject to working capital and net debt adjustments. The purchase price includes the transaction amount, including estimated working capital and net debt adjustments. The transaction was paid in a single installment of R$ 210,096 on July 1, 2023. The Company, based on applicable accounting standards and supported by an independent appraisal firm, calculated the definitive amounts for the purchase price allocation as of June 30, 2024, and determined the final goodwill in the amount of R$117,306.

The following table summarizes the balances of assets acquired and liabilities at fair value at the acquisition date, including goodwill determination:

Assets
Cash and cash equivalents	3,248
Trade receivables	6,107
Recoverable taxes	402
Other receivables and other assets	1,057

Property, plant and equipment, net	248,951
Intangible assets, net	10,441
Liabilities
Loans and financing	44,568
Trade payables	911
Salaries and related charges	1,430
Taxes payable, income and social contribution taxes payable	13,974
Other payables	23,743
Fair value of investee’s assets and liabilities	185,580
Fair value of assets and liabilities according to Ultracargo's interest	92,790
Goodwill based on expected future profitability	117,306
Acquisition value	210,096

The goodwill determined on the operation is based on the expected future profitability and on the synergy with the operations of Ultracargo, supported by the appraisal report, after allocation of the identified assets. The goodwill is expected to be deductible for income tax purposes.

In the process of identifying assets and liabilities, intangible assets that were not recognized in the books of the acquired entity were also considered, as shown below:

	R$	Useful life	Amortization method
Licenses	612	5 years	Straight line
Customer list and relationship	4,609	6 years	Straight line
Total	5,221

29. Events after the reporting period

a. Issuing of foreign loan by Ultragaz

On February 14, 2025, the subsidiary Cia Ultragaz realized the issuing of foreign loan (without financial covenants) on the amount of USD 100,000 (equivalent to R$ 577,880 on transaction moment), with financial charges of SOFR + 0.91% p.a. and maturing on February 13, 2026. The subsidiary entered into hedging instruments against foreign exchange and interest rate variations on american dollar, changing financial charges to 102.90% of DI.

b. Issuing of constitutional fund by Ultracargo

On February 6, 2025, the subsidiary Ultracargo Logística realized the issuing of Northeast region constitutional fund (without financial covenants) on the amount of R$ 100,976, with financial charges of IPCA + 2.93% p.a. and maturing on November 15, 2041. The subsidiary entered into hedging instruments changing financial charges to 69.65% of DI.

c. Issuance of shares

On February 26, 2025, the Company’s Board of Directors confirmed the issuance of 67,679 common shares within the authorized capital limit provided by art. 6 of the Company's Bylaws, due to the partial exercise of the rights conferred by the subscription warrants issued by the Company when the merger of all Extrafarma shares by the Company, approved by the extraordinary general meeting of the Company held in January 31, 2014. The share capital of the Company will therefore be represented by 1,115,507,182 common shares, all of which are registered and without par value. The issuance of shares resulting to partial exercise of subscription warrants do not generate increase of share capital value, since the entirety of Extrafarma’s assets was already reflected in the Ultrapar financial position on the act of incorporation of shares.

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2024 Management Report

Message from Management

In 2024, Ultrapar had another year of significant progress. Despite the volatility and uncertainties, our three main businesses delivered good operational results. We highlight the continued growth of Ultragaz and Ultracargo, and the resilience of Ipiranga, even in an environment of significant unlawful practices in the fuel market.

The strong operational cash generation allowed the Company to maintain its financial leverage ratio at comfortable levels, even with higher levels of organic investments for the expansion of existing businesses and the acquisition of a significant equity stake in Hidrovias do Brasil.

We invested R$ 2.2 billion in 2024, allocating R$ 1.3 billion (59%) for expansion and R$ 900 million for the maintenance. We also invested R$ 1.8 billion to acquire a 42% stake in Hidrovias do Brasil, including the resources of the instrument of advance for future capital increase, our largest capital allocation in a single asset in the past 10 years, aiming at the long-term value generation potential of the company. We also acquired a stake in Witzler for R$ 124 million, which complemented our portfolio of energy solutions at Ultragaz by integrating a renewable energy trader.

We celebrated 25 years as a publicly traded company by launching our new brand, reflecting our essence and important attributes that drive us towards the future. We evolved our governance model by establishing Boards of Directors in the business, providing greater agility, autonomy, and accountability in each business, as well as efficiency and influence in performance tracking. These actions reaffirm and consolidate the Company strategy as a shareholder and capital allocator focused on long-term value generation and, solid governance, allowing the Ultrapar Board of Directors discussions to focus on capital allocation, portfolio management, and talent development aligned with our corporate culture.

As part of our succession plan, we announced the planned transition process for the roles of Chief Executive Office and Chief Financial and Investor Relations Officer, set to be concluded in April 2025.

Additionally, we advanced in our sustainability journey, a key component of Ultrapar's strategy and the basis for updating our 2030 ESG plan, which will be completed in 2025.

We ended 2024 with net revenue of R$133 billion, 6% higher than in 2023. We achieved a recurring EBITDA of R$ 5.4 billion and net income of R$ 2.5 billion, of which R$ 769 million will be distributed as dividends to shareholders.

We announced our investment plan for 2025, totaling R$ 2.5 billion. The amount allocated for the business expansions is R$ 1.5 billion of the total and includes projects at Ipiranga, Ultragaz, and Ultracargo. The remaining will be directed to asset maintenance, safety, service station upgrades, acquisition of bottles, and investments in technology, particularly the ERP replacement at Ipiranga.

We entered 2025 in a challenging global environment, marked by geopolitical tensions, high interest rates, and economic instability. However, we are prepared to face these challenges and seize opportunities with an engaged leadership team and strengthened businesses, continuing our growth and value-creation journey. We thank our customers, suppliers, shareholders and other stakeholders for the trust and partnership to the continuous evolution of the Company. In particular, we thank all our employees for their dedication, commitment and achievements throughout the year.

Jorge M. T. Camargo	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer

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2024 MANAGEMENT REPORT
Company Profile

Ultrapar holds 87 years of history, with its origins going back to 1937, when Ernesto Igel founded Ultragaz, a company which pioneered the distribution of liquefied petroleum gas (LPG) as cooking gas. Since then, Ultrapar has become one of the largest business groups of Brazil, with an outstanding position in the energy, mobility and logistics infrastructure sectors through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil.

In 1999, Ultrapar simultaneously conducted and IPO on the New York Stock Exchange (NYSE) and on the São Paulo Stock Exchange (B3). Since 2011, the Company’s shares have been listed on B3’s Novo Mercado segment.

At the end of 2024, the Company’s portfolio was mainly composed of four businesses:

Ipiranga

A comprehensive ecosystem of mobility products and services, Ipiranga is one of the largest fuels and lubricants distribution companies and one of the most valuable brands in the country, with a network of approximately 5,900 service stations, in addition to 1.5 thousand AmPm stores, the largest convenience store franchise in Brazil.

Ultragaz

Pioneer company and leader in the distribution of LPG in Brazil, it is a reference in innovation in the sector and has been expanding its offer of energy solutions for its customers, offering renewable energy, compressed natural gas (CNG), and biomethane. It serves around 60 thousand business customers and 11 million households, through a network that already exceeds 6 thousand resellers, in a safe, efficient, and sustainable way.

Ultracargo

The leading company in the sector of independent liquid bulk storage terminals in Brazil, it is present in the country’s main ports, handling fuels, biofuels, chemicals, and vegetable oils. It has advanced its growth strategy by expanding into inland areas, connecting Brazil’s coastline to its interior.

Hidrovias do Brasil

A leader in waterway cargo transport in Brazil, mainly for handling of grains, minerals, fertilizers, and salt. It has four operations: an integrated logistics system in the Northern Corridor, coastal shipping, river navigation in the Southern Corridor, and port operation in Santos.

Innovation

Innovation and entrepreneurship have been part of Grupo Ultra’s culture, being essential attributes to its strategy. Over its 87-year history, these elements have enabled the Company to contribute to the development of Brazil and its portfolio businesses.

Ultrapar seeks to promote a culture of innovation across all companies in its portfolio. In 2024, through the Ultra Innovation Talks forum, it fostered discussions about innovation and technology trends and their applicability within the organization. It also encouraged the sharing of best practices and the identification of potential synergies among the Group's businesses.

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2024 MANAGEMENT REPORT

The venture capital fund UVC Investimentos supports the internal innovation process, with investments in seven active startups that have adjacent or potentially disruptive impacts to the portfolio businesses.

At Ipiranga, a major transformational movement in the company's technology platform began. One of the main projects is replacing the operational system (ERP), which will bring significant improvements to company processes, making them more automated and efficient, and enhancing decision-making. Additionally, this new Vice Presidency will oversee projects aimed at expanding and enhancing digital experience for resellers, customers, and consumers. Throughout the year, Ipiranga also adopted a new methodology for product innovation, refining the planning and execution phases and ensuring its Research & Development (R&D) process aligns more closely with sustainable and responsible practices. Another highlight of the year was the return of Texaco gas stations to Brazil, thanks to a partnership with Chevron. For this, an innovative business model was developed where the reseller exclusively represents the Texaco brand in a region and collaboratively develops strategies with Ipiranga to boost their business. ICONIC, the joint venture between Ipiranga and Chevron, inaugurated its new Technology Center at its production unit in Duque de Caxias (RJ), making it one of the main private R&D centers in the lubricant sector in Latin America. As part of Ipiranga's ecosystem, AmPm continued forming new partnerships to deliver innovative and memorable experiences to its customers. In early 2024, it formed a joint venture with Krispy Kreme to bring the brand's donuts exclusively to its proprietary and franchise store network.

Ultragaz delivered various innovative solutions to its customers in 2024, the result of a consistent R&D trajectory that has intensified since 2020. One of this solutions was the distribution of its first batch of BioLPG, in partnership with Refinaria Riograndense (RPR), in which Ultrapar holds a stake. Produced with soybean oil, BioLPG is a renewable alternative that has the same technical specifications and efficiency as LPG. It does not require changes to customers' existing infrastructure and reduces greenhouse gas (GHG) emissions—compared to coal, the reduction can reach up to 80%. Additionally, the distribution of biomethane by NEOGás was innovative in marketing renewable gas outside the country's pipeline network, enabling its interiorization and greater accessibility. Another milestone was the authorization granted by the National Agency of Petroleum, Natural Gas, and Biofuels (ANP) to evaluate LPG in new applications. This allowed Ultragaz to test Brazil's first irrigation pump powered by LPG, which can help address decarbonization challenges in agriculture. Once again, the company was recognized at the Top Open Corps award as one of the organizations most engaged in open innovation with startups in Brazil—ranking second in the Oil & Gas category.

Ultracargo continued to invest in incorporating cutting-edge technologies into its operations to further enhance safety and efficiency levels. A key innovation in 2024 was using robots for cleaning and inspecting water tanks in the fire-fighting system. This technology, used for the first time at the Itaqui terminal (MA), avoids draining the tank, preventing water waste, and eliminates the need for personnel to enter the tank, reducing exposure to hazardous activities. Other highlights included the development of solutions for coating equipment handling corrosive products, reducing operational risks. Drones were also deployed for inspecting tank top valves, increasing productivity while significantly minimizing the risk of working at heights. Additionally, Ultracargo developed PIVO (Integrated Sales and Operations Pipeline), a tool that establishes a fully digital and traceable process between customer demands and internal approval flows, streamlining customer service responses. In artificial intelligence, an assistant was created to facilitate supply database queries, yielding significant efficiency gains.

Business sustainability

The ESG 2030 Plan, a set of public goals related to the Group Ultra's seven material sustainability themes, is integrated into the Company's strategic planning. In 2024, Grupo Ultra's brand was relaunched, and Ultrapar's strategy and organizational culture were revised—a process that revisited the organization's essence and history while reflecting on contemporary challenges to build Ultrapar's future positioning for long-term value generation.

Strengthening governance in its ESG journey, the scope of the People Committee, which advises the Board of Directors, was expanded in 2024 and renamed the People and Sustainability Committee, incorporating oversight of the ESG 2030 Plan's progress.

The Company also began a double materiality process to assess the impacts of ESG themes, further integrating sustainability into its strategy. This methodology evaluates not only the impacts organizations have on stakeholders and the environment (impact materiality) but also how they are impacted by them (financial materiality). The results of this new materiality assessment are expected to bring adjustments to the ESG 2030 Plan, reflecting the current portfolio and the company's maturity on the subject.

The sustainability journey of its businesses also continued to advance. At Ipiranga, 2024 saw the consolidation of the ESG Committee, where company leadership periodically monitors the progress of strategic sustainability projects. This growing maturity in ESG agenda management is also evident across the value chain, with expanded initiatives to support suppliers' and resellers' sustainability efforts. Ultragaz focused on disseminating the ESG agenda and engaging the new teams from recently integrated companies (NEOGás, Ultragaz Energia Inteligente, and Witzler) and critical suppliers. At Ultracargo, these themes gained prominence in leadership performance evaluations and career progression processes, as well as in the selection of executives from the market.

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2024 MANAGEMENT REPORT

It is worth noting that Ultrapar and its portfolio companies participate in various external initiatives that reinforce their commitment to sustainability, allowing them to share best practices and learnings with other equally engaged organizations. This includes the United Nations (UN) Global Compact—in addition to commitment to its ten principles linked to human and labor rights, the environment, and the fight against corruption, there is also alignment with the 17 Sustainable Development Goals (SDGs) of the UN 2030 Agenda.

Advances in the ESG 2030 Plan

The ESG 2030 Plan's goals apply to Ultrapar, Ipiranga, Ultragaz, and Ultracargo. Ultrapar is responsible for consolidating and disclosing annual progress. In addition to being reported in the Ultrapar Management Report and Sustainability Report, the data is also available in the Financial Spreadsheets section of the Investor Relations website.

Material topics	Ambition	Goals	2024 results
Energy transition	Plan and implement strategies aimed at achieving the energy transition to a low-carbon economy	1. Implement measures to reduce or mitigate greenhouse gases emissions in our operations, in order to ensure carbon neutrality by 2025.	Total neutralized emissions from direct sources (scope 1): 37% (+8 p.p. versus 2023) Total neutralized emissions from indirect sources (scope 2): 100% (no variation compared to 2023)
Eco-efficient operations	Ensure excellence in the operations’ environmental management, ensuring an efficient energy and water consumption and improving the waste management	1. Keep using 100% renewable and certified electric energy	100% renewable and certified (no variation compared to 2023)
		2. Zero leaks with a risk of contamination of soil and water	1 leak (+1 occurrence versus 2023).
		3. Zero-waste to landfill: no waste (hazardous or non-hazardous) to be sent to landfills, achieved through more sustainable solutions	6% sent to landfills (-33 p.p. versus 2023).
Inclusive culture and diversity

Ensure an inclusive, diverse and equitable workplace environment, providing conditions for the full development of each employee’s potential and contribute to greater perspectives and experiences in the decision-making process

		1. Achieve a 33% level of gender and ethnic equality in the Board of Directors	22% (no variation compared to 2023)
		2. Achieve a 50% level of gender and ethnic equality in senior management positions¹	42% level of gender and ethnic equity in senior management positions (no variation compared to 2023).
		3. Ensure an inclusive environment that can be measured and recognized in internal surveys	82% favorability (-1 p.p. versus 2023).

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Health and safety

Ensure a strong health and safety culture, with processes and performance indices at a high level of excellence, and a high quality of life for employees and safety for the communities surrounding our operations

		1. Reduce by 50%² lost-time injury frequency rate	0.55 (-30% versus 2023 and -43% versus 2020 base year).
		2. Reduce by 70% the process accident frequency rate	1.14 (+46% versus 2023 and -26% versus 2020 base year).
		3. Ensure that our employees are taken care of in health and life quality programs	55%
Responsibility for the surrounding communities	Act responsibly regarding the communities surrounding our operations, generating opportunities for local development	1. Invest in initiatives and promote positive impacts on education and employment and income generation in the surrounding communities, through collective actions[4]	R$ 8.2 million in own resources invested, versus R$ 7.8 million in 2023.
Value chain	Influence, encourage and monitor the adoption of best ESG practices in all businesses’ value chains	1. Ensure that 100% of critical suppliers adopt excellent ESG practices	100% of critical suppliers with ESG contractual clauses. 94% of critical suppliers adopt responsible supply policies 55% of critical suppliers evaluated in ESG practices
		2. Ensure that 100% of selected resellers adopt ESG practices or commitments	100% of resellers informed about ESG practices and commitments. 100% of resellers with access to training on ESG practices
Governance and integrity	To be a protagonist in promoting governance and integrity, influencing the business environment through the adoption of best practices in governance and ethical conduct	1. Ensure a business culture with the highest level of integrity[5]

The 2023 diagnosis kept the Company at the Proactive level, the second highest. In 2024, action plans were implemented to address the improvement points identified in the diagnosis, and evaluations conducted internally with all senior management positions revealed progress on integrity culture topics. In 2026, a new survey will measure the evolution of integrity topics.

		2. Ensure good practices of corporate governance	Grade A in MSCI (decrease compared to 2023) and Grade 86 in the Corporate Governance Dimension of ISE B3 (+3 points compared to 2023).

1. Considers management positions and above.

2. Reduction of the lost-time injury frequency (LTIF) from 0.96 in 2020 to 0.50 in 2030. LTIF: number of lost-time injuries x 1,000,000/working hours.

3. Reduction of process safety event (PSE) frequency from 1.55 in 2020 to 0.50 in 2030. PSE: number of occurrences x 1,000,000/working hours.

4. Differently from previously disclosed, this considers only own resources

5. Hearts & Minds Matrix.

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2024 MANAGEMENT REPORT

Sustainability ratings and indexes

For many years, Ultrapar has participated in various national and international sustainability ratings and indexes, which classify organizations according to ESG criteria. The participation in these ratings and indexes is an external recognition of the Company and proves the accuracy of decisions and initiatives taken over the years. The detailed evaluation of indicators and metrics also contributes to identifying opportunities for improvement.

Ultrapar integrates the following ratings:

  IGPTW B3 (Great Place to Work Index): Presence since 2023. The index, created in 2023, includes organizations recognized with the Great Place to Work certification.
  MSCI (Morgan Stanley Capital International): Grade A in 2024.
  FTSE4Good:  Average score of 3.1 in 2024. The scale varies from 0 to 5 for each factor considered: environmental, social and governance, and Ultrapar is present in the FTSE4Good Emerging Index and FTSE4Good Emerging Latin America Index.
  CDP (Carbon Disclosure Project): Participation since 2008 and score C in the 2024 climate change questionnaire.
  ISE B3 (Corporate Sustainability Index): One of the companies listed in the 19th portfolio of the index, which came into effect in January 2024. The next portfolio will be announced in April 2025.
  IGC (Differentiated Corporate Governance Index) and ITAG (Differentiated Tag Along Index): Presence in the B3 portfolios since 2011.

Below are the main projects and initiatives of the year that enabled the results and progress in each of the sustainability material topics.

Environmental dimension

Energy transition

Actions in the energy transition agenda are carried out across three fronts: (i) Performance, focusing on reducing greenhouse gas (GHG) emissions and neutralizing those emissions that cannot be avoided, in line with the ESG 2030 Plan; (ii) Product, which concentrates the initiatives to develop and incorporate products and services with a lower carbon footprint into the portfolio; and (iii) Portfolio, through which the Company evaluates opportunities to operate in renewable energy sources, leveraging its network, expertise, and the strength of the brands in its portfolio.

In the Performance front, companies continued working to identify and implement technologies and initiatives that minimize direct emissions (scope 1), such as Ultragaz, which ended 2024 with approximately 98% of its light vehicle fleet running on ethanol. Another important milestone came from ICONIC, which met its target of reducing direct (scope 1) and indirect emissions related to electricity acquisition (scope 2) by 43% six years ahead of schedule. One of the initiatives enabling this result was the start of biomethane (renewable gas) supply by NEOGás to fuel boilers at its Duque de Caxias (RJ) plant. Ultrapar coordinated the acquisition of carbon credits for 2025, 2026, and 2027, enabling the holding company, Ipiranga, Ultragaz and Ultracargo to also offset their scope 1 emissions. Scope 2 emissions have been neutralized since 2021. It is noteworthy that Ipiranga has been offsetting GHG emissions from scopes 1 and 2 since 2014 and therefore, in 2024, celebrated a decade as a carbon-neutral company. Another highlight in this area was the recognition from the Brazilian GHG Protocol Program: Ipiranga, Ultragaz, and Ultracargo received the Gold Seal after presenting complete inventories (scopes 1, 2, and 3) verified by a third party.

On the Product front, Ipiranga remains one of Brazil's leading biofuel distributors. In 2024, it intensified marketing strategies to scale up the sale of the premium Ipimax line, launched in 2023. This line, consisting of additive diesel, gasoline, and ethanol, offers up to 5% higher performance than traditional fuels, thereby reducing GHG emissions from vehicles that use it. For the B2B market, Ipiranga offers Ipimax Diesel R5, which, in addition to the mandatory biodiesel blend and Ipimax additive, contains 5% fuel produced through the co-processing of vegetable oils and residual fats. Introduced in 2023, Ipimax Diesel R5 began to gain traction in 2024 with new contracts signed with customers in São Paulo state. Another highlight of the year was the partnership with a specialized and duly certified company for acquiring carbon credits for business customers, simplifying the emission offsetting process and strengthening Ipiranga’s value proposition for these customers.

On the Portfolio front, Ultragaz continued consolidating its position as an energy solutions company supporting its customers’ decarbonization journeys through LPG. In 2024, Ultragaz acquired a stake in Witzler, a company that trades renewable electric energy in the free market for high-voltage customers. Meanwhile, Ultragaz Energia Inteligente, which provides renewable energy to households and small businesses (low voltage), reached 140 MWp of contracted energy. The number of new contracts signed for customers using biomethane increased by 200% compared to the previous year. This performance reflects growing demand for low-carbon solutions and reaffirms the Grupo Ultra’s leadership in the energy transition, aligned with its ESG commitments. Additionally, Ultragaz became a pioneer in supplying BioLPG, produced from soybean oil and featuring a lower carbon footprint.

Another significant development in the Portfolio front was the acquisition in 2024 of a significant stake in Hidrovias do Brasil, a logistics company focused on the hydro modal, which is substantially less polluting than rail or road transport. This company operates in sectors closely tied to Brazil's agribusiness. The interiorization strategy initiated by Ultracargo in 2023 also brings the company closer to agribusiness and will allow it to increase the share of biofuels, especially corn ethanol, in its revenue. Approximately R$ 500 million was invested in 2024 for constructing a new terminal in Palmeirante (TO), expanding capacity at terminals in Rondonópolis (MT), Santos (SP), and Itaqui (MA), and building rail deviations to enable the Santos (SP) – Paulínia (SP) – Rondonópolis (MT) logistics corridor.

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Eco-efficient operations

Ipiranga, Ultragaz and Ultracargo are committed to adopting best practices to minimize environmental impacts.

One of the ESG 2030 Plan's goals is to use 100% renewable and certified electric energy, a commitment fulfilled once again in 2024 through the acquisition of energy from the free market with traceability certificates and international energy certificates (I-RECs). This practice also enables the Company to neutralize indirect GHG emissions linked to electric energy acquisition (scope 2).

Another commitment of Ultrapar and its three main businesses is to eliminate the disposal of hazardous and non-hazardous waste in landfills by 2030. The companies continued implementing initiatives to reduce waste generation, improve waste segregation, raise employee awareness, qualify suppliers, and increase the volume of waste sent for recycling and other recovery methods. Since 2023, Ultrapar’s headquarters in São Paulo (SP) has been zero landfill. Ipiranga reduced the total waste sent to landfills to 10% (18% in 2023) thanks to various initiatives implemented as part of the Waste Master Plan launched in 2023. Some fuel distribution bases, such as Passo Fundo (RS) and Maceió (AL), achieved the most significant progress. At the Passo Fundo base, waste sent to landfills dropped from 49% in 2023 to just 1.54% in 2024; in Maceió, waste sent to landfills accounted for 33% of the total in 2024, compared to 54% the previous year. Ultragaz ended the year with 17 zero-landfill bases, three more than in 2023, reducing the total waste sent to landfills from 8% in 2023 to 5% in 2024. The company also worked to standardize practices across NEOGás units.  In 2024, three more Ultracargo terminals eliminated landfill waste: Santos (SP), Aratu (BA), and Rio de Janeiro (RJ). For 2025, the focus will be the Itaqui (MA) terminal, where the company plans to establish partnerships with local recycling cooperatives.

The third ESG 2030 Plan commitment relates to leaks with risks of soil and water contamination. Ipiranga, Ultragaz and Ultracargo have protection systems to prevent leaks and structured processes for containment and damage reduction should they occur. Ultracargo recorded a low-volume leak at the Santos terminal in 2024, with no impact on water bodies. All necessary measures were taken, including immediate notification to relevant environmental authorities, and no fines were imposed.

Social dimension

Inclusive culture and diversity

Ultrapar and its three main businesses continued diversity and inclusion actions to meet the ESG 2030 Plan targets.

Diversity is a key topic in Ultrapar’s onboarding training, which all new hires must complete. All professionals also undergo diversity and inclusion training as part of the Leadership Development Program (LDP). Awareness efforts span the entire year, with content shared on the internal social network. In March, during Women's Month, actions were held at the São Paulo and Campinas (SP) offices, including a lecture by a guest expert. Additionally, in 2024, daycare allowance was extended to fathers with children up to 2 years old, previously limited to mothers with children up to 1 year old.

At Ipiranga, initiatives within the Diversity Program stood out, such as Ipiranga Talent, an internship program reserving 50% of positions for Black individuals. In the 2024 edition, 55% of selected interns identified as Black or Brown. For people with disabilities (PwD), Ipiranga concluded Inclusão Tech, a program that trained 300 PwD individuals, of whom 25 were hired. These new employees continued their development through various technology training sessions and mentorships for career acceleration. The DE&I agenda continued to be frequently addressed through lectures, workshops, educational booklets, and communication channels. Additionally, managers and coordinators participated in awareness initiatives, including a workshop on inclusive leadership. Ultragaz also has a Diversity, Equity, Inclusion, and Accessibility Program through which it develops literacy actions for its employees on topics such as gender, race, people with disabilities, and LGBTQI+ individuals. In 2024, a project began to improve accessibility in restrooms and dressing rooms at its facilities and offices. One of the year’s awareness and literacy actions was the release of the 'Diversity Booklet.'

In addition to its commitment to the 2030 ESG Plan, which focuses on leadership positions, Ultracargo has been working since 2020 to increase the number of women in operations. The goal is to have 30% female representation in operational roles, and in 2024, this figure reached 16%. During the year, the company held another edition of its Operational Training Program, offering professional training to residents near its terminals interested in working in the liquid bulk storage sector. The 2024 edition took place in Palmeirante (TO), where Ultracargo is building a new terminal, with 50% of the course spots reserved for women. The company also launched its first affinity group, focused on gender, with representation across all terminals and headquarters. In addition to fostering personal and professional development, the group’s meetings, always attended by a leadership member, help map actions to retain women.

Some social projects supported through incentivized resources, managed by the Ultra Institute, also indirectly address the diversity topic. In 2024, one selected project promoted volleyball among children and teenagers in Canoas (RS), including classes for girls and people with disabilities (PWDs). Another initiative supported was "Football for Equality," offering football classes for girls in Fortaleza (CE). Ultragaz also sponsored the Brazil Ladies Cup tournament, promoting professional women's football and strengthening women's presence in the world's most popular sport.

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Number of employees
	2024	2023[1]	Chg. % 2024 x 2023
Ipiranga	4,512	5,058	-11%
Ultragaz	3,711	3,556	+4%
Ultracargo	843	856	-2%
Ultrapar (Holding)	149	175	-15%
Others	3334343	364	-66-6%%
Total	9,558	10,009	-5%
[1] 2023 headcount revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months). Additionally, the number of Ipiranga was adjusted, incorporating Millenium, Serra Diesel, and KMV (formerly Abastece Aí) consolidated in Ultrapar Mobilidade.

Health and safety

Ensuring the health and safety of people is an absolute priority for Ultrapar and its portfolio companies. The 2030 ESG Plan aims to reduce work-related and process-related accidents. In the consolidated results of Ultrapar and its three main businesses, the lost-time accident rate was 0.55 in 2024, compared to 0.78 the previous year, while the process accident rate reached 1.14, up from 0.73 in 2023. Providing health and quality of life programs to employees is another goal of the 2030 ESG Plan.

The topic's importance is evident in the governance and management model established. The highest level is the Safety Committee, which reports indicators in every Ultrapar Board of Directors meeting, detailing the most severe cases. There are also Safety Committees for companies and their operational units. Ultrapar maintains a Health Committee to address specific issues at its São Paulo (SP) headquarters.

Health and safety management systems in place comply with relevant regulations and are based on international standards, such as ISO 45001 for occupational health and safety, and the Hearts & Minds behavioral methodology. These systems include hazard and risk identification processes, implementation of control measures, continuous monitoring of relevant indicators (accidents, occupational illnesses, leaves, etc.), investigation of all incidents and accidents, reporting channels for deviations, and ongoing training and awareness actions.

In 2024, the second Health, Safety, and Environment (HSE) Meeting for the Ultra Group was held, led by the Ultrapar CEO and business Presidents, with around 120 leaders present and a live broadcast to all employees. The event reinforced the active role that leaders and employees should have regarding health, safety, and environmental protection and encouraged the exchange of best practices and lessons learned among participants.

Ultrapar has specialists to manage the topic and periodically conducts emergency and evacuation drills in its offices in São Paulo (SP) and Campinas (SP), as well as safety and ergonomics inspections during the Health, Safety, and Sustainability Week, among other actions. In terms of health, it offers mental health and maternity support programs, organizes awareness campaigns on key dates, and interventions to promote a culture of self-care and prevention.

At Ipiranga, serious road accidents during fuel transportation decreased by 50% compared to 2023, thanks to cameras, telemetry systems, and other technologies installed in the fleet, as well as the engagement of partner transport companies in a program maintained by the company. For resellers, the company introduced a weekly newsletter on safety topics. The proactive reporting of deviations -a highly encouraged practice at Ipiranga -and the expansion of the scope monitored by the company increased the rates of leave-related and process-related accidents in 2024. However, it is worth noting that the severity rate of leave-related accidents dropped by 20%. In health, Ipiranga launched a program dedicated to pregnant women and enhanced its psychological support actions, now unified under a single mental health program.

Ultragaz recorded a 45% reduction in leave-related accidents compared to the previous year. These results stem from initiatives implemented to establish a robust safety culture, where individuals practice safe behaviors not out of obligation but conviction. In addition to ongoing training for employees and service providers, in recent years, the company has also invested in onboard technology for its fleet, a control tower to monitor movements, and improvements in contractor management processes.

Ultracargo continues to make significant investments to enhance management, implement new protective technologies, and strengthen the safety culture among its teams, with positive impacts on operational productivity and efficiency. The leave-related accident rate decreased by 24% compared to 2023. In 2024, the company organized its first Safety Pause, halting operations simultaneously across all terminals and inviting teams to participate in lectures, discussions, and activities on health and safety. At each terminal, a senior leader led the activities. The company also became the first in the logistics sector in Brazil to establish a partnership with the Department of Mining and Petroleum Engineering at the Polytechnic School of the University of São Paulo (USP) to train over 400 leaders and employees in operational risk management over three years.

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Responsibility for the surrounding communities

In addition to managing and fostering relationships with communities near the Group’s business operations, the Company strives to collaborate with the socioeconomic development of surrounding communities and the sustainable growth of the country. Two major social causes have been established: education and income generation.

In education, efforts are coordinated by the Ultra Institute, with the support of the businesses, and divided into three main areas. The Institute focuses on improving management to enhance educational indicators, offering specialized advisory services and training to professionals from education departments and participating schools. The first municipality selected for this initiative was Santos, with the commitment to improve learning indicators and the IDEB over five years. The program has already trained approximately 700 professionals, including technical teams, principals, pedagogical coordinators, and mathematics and Portuguese language teachers from 35 municipal and state schools.

The Ultra Institute also directly addresses learning recovery for students in the final years (6th to 9th grade). In 2024, in partnership with the Municipal Education Department of Barcarena (PA) and Alicerce Educação, it invested in a pilot initiative for 300 students who received supplementary lessons during school off-hours.  Providing stipends, meals, and transportation, the project helped students recover about three school terms in math and Portuguese—equivalent to almost a full academic year. Additionally, the second unit of the Mão Amiga College, a philanthropic school of excellence located in Itapecerica da Serra (SP), will be established in Santos with the construction starting in 2025.

Income generation projects are directly managed by the businesses, with support from the Ultra Institute. One initiative by Ipiranga in this area is the "Bora pro Posto" platform, launched in 2024, which provides free courses for anyone interested in working in the sector. It also allows users to upload their resumes to an exclusive talent bank—over 3,000 resumes have already been registered. Connecting diversity, equity, and inclusion efforts with its social responsibility strategy, the second edition of the "Operação Mulher Motorista" program trained women near company bases to work in the fuel transportation sector, offering 16 spots in 2024.  At Ultragaz, one initiative was the "Ultragaz Empreende" program, which trained 18 entrepreneurs in 2024. After completing the course, participants' business profitability increased by an average of 35%. Meanwhile, Ultracargo conducted another round of its Operational Training Program, which trains residents near its terminals to work in the bulk liquid storage segment. This time, the program was held in Palmeirante (TO), where the company is building a new terminal.

Another impactful program is "Saúde na Estrada," carried out by Ipiranga, which provides basic health services and guidance to truck drivers, travelers on Brazilian highways, and communities near Rodo Rede stations where the events are held. In 2024, more than 48,000 people were served in 95 cities across 14 states.

The company also responds to emergencies. In 2024, Ultra Institute, Ultrapar, and its portfolio companies mobilized to support Rio Grande do Sul after heavy rains hit the state between April and May. Food staples baskets, water, hygiene and cleaning kits, blankets, clothes, LPG, fuels, and lubricants were distributed to municipalities such as Canoas, Caxias do Sul, Passo Fundo, and Santa Maria. Ipiranga and Ultragaz, which have operational bases, fuel stations, and LPG resellers in the state, also provided support to employees, resellers, and the employees of the resellers affected. Subsequently, the Ultra Institute partnered with B3 Social to launch the "Segunda Chamada" campaign, raising R$ 3 million in total to rebuild kitchens in 39 schools in Canoas and enable the resumption of classes. Part of the funds will also be used to restore libraries, toy libraries, Chromebooks, and purchase school materials.

The Ultra Institute, Ipiranga, and Ultracargo also donated 1,500 food staples baskets to residents of Manaus (AM) and Rondonópolis (MT) affected by drought. In total, the company allocated over R$ 4 million to emergency actions in 2024.

The Ultra Institute also coordinates a volunteer program. In 2024, the third edition of the Social Acceleration Program was held, engaging volunteer employees from Ultrapar and its businesses to support non-governmental organizations (NGOs) in implementing solutions for their management challenges. That year, 120 employees helped 16 organizations focused on education in São Paulo (SP), Campinas (SP), Rio de Janeiro (RJ), and Duque de Caxias (RJ). The volunteers were able to take a specific training course on the topic, developed by Instituto Ultra and Fundação Dom Cabral. Ipiranga, Ultragaz, and Ultracargo also maintain their own volunteer initiatives.

Complementarily, Ultrapar, Ipiranga, Ultragaz, and Ultracargo support social responsibility projects through incentivized resources. In 2024, 59 initiatives were supported, receiving a total of R$ 36 million.

Value chain

The value chain of Ultrapar, Ipiranga, Ultragaz, and Ultracargo involves thousands of suppliers and resellers operating Ipiranga gas stations and Ultragaz dealerships. In addition to maintaining ethical business relationships, the company aims to contribute to the sustainability journey of its partners, fostering a virtuous cycle with positive societal impacts.

Before establishing any partnership with these stakeholders, reputational analyses are conducted, totaling over 9,000 assessments in 2024. As part of the Integrity Program, conversation circles (small group meetings lasting an average of one hour) are also held, and online training sessions and content are made available for Ipiranga and Ultragaz resellers. In 2024, the company placed greater emphasis on suppliers, bringing the Integrity agenda to in-person events with critical suppliers.

The awareness efforts for the value chain extend beyond ethical topics. Ipiranga and Ultragaz offer training on other sustainability agenda topics to their resellers. With suppliers, progress has been made year after year across all three businesses. Through the Mover Program, Ipiranga engages, develops, and recognizes transportation companies in the road and waterway sectors, driving improvements in efficiency, safety, and environmental care. Since the program's launch in 2022, the company has reduced accidents involving heavy vehicles by 62%, increased the fleet's productivity by 17%, and decreased fuel loading times at bases by 12%, among other achievements. In 2024, Ipiranga began working more systematically with another critical group by launching the Excellence Program for Contractors. This initiative aims to disseminate best practices in safety, human and labor rights, and environmental management among partners contracted to manage construction at Ipiranga bases and stations.

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Ultragaz intensified its engagement with suppliers in 2024, focusing on worker health and safety (WHS). Through the "Responsible Work" program, internal actions targeted contract managers' literacy, while external initiatives focused on educating suppliers about WHS best practices, including specific training and capacity-building sessions. Additionally, the company revised its Supplier Qualification Index (SQI), aligning it more closely with the group's responsible sourcing goals. Ultracargo identified its most critical suppliers, whose ESG practices will undergo analysis by an external specialized consultancy. Based on the diagnostics, customized improvement plans will be developed and implemented with the company's support.

It is worth noting that Ipiranga, Ultragaz and Ultracargo are signatories of the "Na Mão Certa" Business Pact by Childhood Brasil. They raise awareness among various stakeholders, including transportation partners and their employees, about the importance of combating the sexual exploitation of children and teenagers on Brazil's highways.

Since they fully or partially serve B2B customers, Ipiranga, Ultragaz, and Ultracargo are part of the value chain of various organizations and are increasingly receiving sustainability-related demands. In 2024, all three businesses participated in the sustainability assessment conducted by the EcoVadis platform. Ipiranga earned the ESG Commitment Seal, while Ultragaz received the Silver Medal, and Ultracargo achieved the Gold Medal. ICONIC, another Ultra Group company, also responded to the EcoVadis questionnaire in 2024 and was awarded the Gold Medal.

Governance dimension

Governance and integrity

In 2024, the company celebrated 25 years of its initial public offering, becoming, in 1999, the first Brazilian company to be simultaneously listed on B3 and the New York Stock Exchange (NYSE). It is worth noting that since 2011, the company has been part of the Novo Mercado, a B3 listing segment that gathers companies with the most advanced governance and integrity practices.

The Board of Directors, Ultrapar's main governance body, ended 2024 with nine members, of which seven (78%) were independent, including the Chairman. Four members were serving their first term, and two were women.

In September 2024, the company announced changes to its governance structure to enhance decision-making agility and autonomy for its businesses. Specific Boards of Directors were established for Ipiranga, Ultragaz, and Ultracargo, effective from January 2025, composed of the Chairman of the Ultrapar Board, two independent directors from Ultrapar, the Ultrapar CEO, and the CEO of the respective company. With this change, Ultrapar's Executive Board will be composed of directors from the holding company.

As outlined in the succession plan previously disclosed, the Board of Directors confirmed that Mr. Marcos Marinho Lutz would be nominated for the Board of Directors election during the Annual General Meeting and would assume the role of Chairman of the Board, serving as Executive Chairman. To assume the position of Ultrapar's CEO after the conclusion of this transition process, the Board approved the nomination of Rodrigo de Almeida Pizzinatto, the current CFO, with a mandate starting in April 2025. For the position of Chief Financial and Investor Relations Officer, the Board of Directors appointed Alexandre Palhares, who, since May 2024, had been serving as Chief Planning, Investor Relations, and Treasury Officer.

To manage risk, integrity, and audit issues, the Company relies on a dedicated Risks, Integrity and Audit department, whose activities span all businesses and which reports separately depending on each of its competencies. Administratively linked to Ultrapar's CEO, the Department reports to the Audit and Risk Committee regarding the management of corporate risks, consolidation of information and controls, and the overall internal audit process. Composed of three members, all independent directors of the Company, the Committee assists the Board of Directors in overseeing (i) the integrity and quality of financial statements; (ii) the Company's compliance with legal and regulatory requirements; (iii) the qualifications and independence of the independent auditor; (iv) the performance of the Company's internal audit functions (represented by the Risks, Integrity and Audit department) and independent auditors; and (v) risk management. For integrity issues, encompassed by the Company's Integrity Program, the Risks, Integrity and Audit department reports to the Conduct Committee, created in 2004 and composed of one external member and one independent director of the Company. The Committee's duties include (i) managing the application of the Code of Ethics, its guidelines, and related policies; (ii) supervising the application and effectiveness of the Code of Ethics principles; (iii) reviewing and approving the Integrity Program and supervising its implementation; and (iv) recommending appropriate disciplinary measures related to its competencies to Ultrapar's governing bodies and deciding whether to inform the Audit and Risk Committee or the Board of Directors.

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Risk Management

The risk management structure coordinates Ultrapar’s integrated analysis of risks with a direct interface with each business, making the process comprehensive and with specific industry characteristics. Risk monitoring occurs independently within each company, covering internal and external aspects and evaluating scenarios quantified in terms of impact and vulnerability, which generate mitigating action plans.

The Risk Matrix comprises themes which cover the main threats to the businesses and are grouped into five families (Strategic and Sustainability; Operational; Financial and Capital Market; Integrity; and Cyber Risks), with an interdependent look and dynamic evaluations. In 2024, climate risks, identified in a study conducted by Ultrapar's Risk and Sustainability Management teams and the businesses, were formally incorporated into the Company's Risk Matrix.

The entire risk management process follows the guidelines of the Corporate Risk Management Policy, approved by the Board of Directors in 2021, which will be updated in 2025.

Internal and External Audits

The internal audit is responsible for assessing the internal procedures and controls of the businesses, identifying opportunities for improvement in the risk management process that contribute to updates of the risks map and the Integrity Program. The area also performs internal financial and operational audits, according to a plan approved by the Audit and Risks Committee and performs effectiveness tests of internal controls as part of the Sarbanes-Oxley Act (SOX) certification, a requirement for the financial statements published in the North American market. In 2024 the Company launched a program to transformally reorganize the SOX program within the Ultra Group, reviewing processes to promote greater security and efficiency in activities, with completion scheduled for 2025.

The external audit firm is responsible for auditing the Company’s financial statements, which consider the understanding of the internal controls that are relevant to the process of preparing the financial statements and conducting the necessary procedures to issue the independent auditor’s report on the individual and consolidated financial statements.

Ultrapar received the 2024 Transparency Trophy from ANEFAC, an initiative of the National Association of Executives, recognizing companies prioritizing clarity, quality, and transparency in their financial disclosures. The award involves evaluations by experts from Insper and UFRJ, among other academic institutions, assessing balance sheets and income statements of participants.

Integrity

Ultrapar's Integrity Program has as its main responsibilities (i) ensuring the standardization of the integrity structures across all portfolio businesses; (ii) drafting and reviewing the Code of Ethics and other integrity policies; (iii) conducting training and communication campaigns for employees and business partners; (iv) assessing business partners' compliance; and (v) managing the Open Channel, a tool available to all stakeholders for consultations and reporting deviations.

Ipiranga held over 50 discussion groups with internal audiences and advanced in training business partners and critical third parties through meetings and webinars, as well as specific actions through a themed calendar for resellers. Ultragaz intensified communication with internal audiences through Ethical Contact agendas and established dedicated actions for resellers, such as the Integrity onboarding process and the inclusion of training in the Ultragaz reseller platform, impacting award programs. Ultracargo conducted discussion groups with internal audiences, chats focused on managing integrity risks for leadership, as well as specific actions during the SIPAT Week addressing Prevention and Combating Harassment and the Integrity Week, discussing Business Ethics in Practice for administrative and operational audiences.

All documents comprising the Integrity Program were reviewed in 2024, including the Code of Ethics and the Policies on Conflicts of Interest, Related Party Transactions, Competition, and Anti-Corruption. With the approval of the new versions by the Board of Directors, the updated versions of the Code of Ethics and the Anti-Corruption Policy will be launched in 2025. The Company also continued organizing discussion groups for employees, suppliers, and resellers. For employees, topics like combating harassment, conflicts of interest, anti-corruption practices, and the operation of the Open Channel were covered in the 2024 sessions. Additionally, customized discussion groups by department addressed integrity risks most likely to occur in each area. Over 100 discussion groups were held, impacting more than 3,000 people.

In another front of the Integrity Program, reputational surveys of third parties across all businesses, including social organizations receiving support and sponsorship from the Ultra Group, were conducted. In 2024 over 9,000 analyses were completed.

The Company's goal is to reach the highest level of integrity on the Hearts & Minds Matrix (generative level). In the 2023 assessment, the Company remained positioned at the proactive level, the second-highest on the matrix, highlighting the strong commitment of leaders and employees to the Integrity Program. Based on the results, an action plan was developed, implementing a series of improvements already initiated in 2024. Evaluations conducted internally with all leadership showed progress in integrity culture topics. A new survey will be conducted in 2026 to evaluate the evolution of these themes.

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Capital markets

Ultrapar’s combined average daily financial volume on B3 and NYSE totaled R$ 159 million/day in 2024 (+12% vs. 2023). Ultrapar shares closed 2024 quoted at R$ 15.88 on B3, a 40% decline in the year, while the Ibovespa index depreciated by 10%. On NYSE, Ultrapar shares dropped 51%, while the Dow Jones index appreciated 13% in the year. Ultrapar ended 2024 with a market cap of R$ 18 billion.

UGPA3 x Ibovespa performance

(base 100)

Dividends and interest on equity

Source: Broadcast

Dividend history
Fiscal year	Total amount (R$ million)	Dividend per share (R$)
2024	769	0.70
2023	713	0.65
2022¹	506	0.46
2021	404	0.37
2020	480	0.44
[1]Amounting to R$ 450 million (R$ 396 million net of income tax) in interest on equity and R$ 110 million in dividends

In 2024, Ultrapar declared dividends of R$ 769 million, which represent a payout of 30% on the net income attributable to shareholders after the legal reserve of 5%, and a dividend yield of 3% on the average price of Ultrpar’s shares.

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Analysis of financial performance in 2024

Economic-operational environment

Macroeconomic indicators¹	2024	2023	2024 x 2023
GDP	3.5%	2.9%	0.6pp
Inflation	4.8%	4.6%	0.2pp
Accumulated Selic rate	10.9%	13.0%	-2.1pp
Average exchange rate (R$/US$)	5.39	5.00	8.0%
Brent crude oil (US$/barrel)	81	83	-2%
[1]Source: Brazilian Central Bank and Bloomberg; for the 2024 GDP, Focus report of 01/03/2025

The year 2024 was marked by volatility, with geopolitical tensions continuing to influence the global landscape, including ongoing conflicts in the Middle East and Ukraine and new trade disputes between major powers. Monetary policies remained restrictive in several regions, reflecting the inflationary and fiscal policies. Consumer and business confidence showed signs of recovery, albeit fragile.

In 2024, the Brazilian economy showed higher than expected GDP growth, driven by consumption. Inflation remained a challenge, prompting the Central Bank to raise the SELIC rate to 12.25% per year. Fiscal challenges persisted as a source of instability and concern, and alongside higher U.S. interest rates, contributed to the depreciation of the Brazilian Real against the dollar.  The GDP for 2024 is projected to grow close to 3.5%, according to the Focus report of 1/03/2025.

The fuel distribution market (gasoline, ethanol and diesel) recorded volume growth of 4% compared to 2023, with an increase of 6% in the Otto cycle and 3% in diesel, according to ANP data. The volume of the Otto cycle and Diesel benefited from higher competitiveness’ of ethanol and the improved economic performance. In the first half of 2024, irregular practices intensified, especially related to tax benefits granted in Amapá, which were revoked in April 2024, and the increase in naphtha imports, which entered the country as an input for the chemical industry with lower tax rates but were also sold as gasoline without full tax collection. In the second half, unlawful practices in the Otto Cycle decreased, but unlawful practices in Diesel increased due to biodiesel underblending, as mandate.

In the LPG market, total volume grew by 2% compared to 2023, according to ANP data, due to the 6% increase in the bulk segment, driven by the country's economic growth, and a 1% increase in the bottled segment.

In 2024, the liquid bulk storage sector in independent terminals grew by 3% compared to 2023, according to data from ABTL. This growth was mainly driven by an 6% increase in fuel handling, particularly in cabotage fuel transport and increased domestic handling of fuels and alcohols in Suape. Despite the drop in imports of derivatives throughout the year, Petrobras' lower participation in the national handling favored the independent terminal sector.

Considerations on the financial and operating information

The financial information presented on this document was extracted from the financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). Hidrovias' results are accounted for with a two-month lag, impacting the share of profit (loss) of subsidiaries, joint ventures and associates in July 2024. Information on Ipiranga, Ultragaz and Ultracargo is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar's consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that preceded them.

Information denominated EBIT (Earnings Before Interest and Taxes), EBITDA (Earnings Before Interest, Taxes, Depreciation, and Amortization), Adjusted EBITDA, and Recurring Adjusted EBITDA is presented in accordance with Resolution 156, issued by the Brazilian Securities and Exchange Commission (“CVM”) on June 23, 2022.

Adjusted EBITDA considers adjustments for usual business transactions that affect results but do not generate cash flow, such as amortization of customer bonuses, amortization of fair value adjustment and capital loss of associates, and the effect of mark-to-market of future energy contracts. For Recurring Adjusted EBITDA, the company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by unique or extraordinary events, whether positive or negative.

102

2024 MANAGEMENT REPORT
Ipiranga

The volume sold by Ipiranga totaled 23,570 thousand m³ in 2024, an increase of 2% when compared to 2023, with a 5% growth in the Otto cycle due to increased use of ethanol at the expense of gasoline in the product mix and a 1% decline in diesel, mainly in spot markets.

Net revenues were R$ 121,336 million (+6% vs. 2023), due to pass-through of fuel cost increases and higher sales volumes. Cost of goods sold totaled R$ 114,730 million (+6% vs. 2023), due to higher fuel costs and sales volumes, partially offset by increased recognition of extraordinary tax credits.

Sales, general and administrative expenses totaled R$ 3,019 million (+3% vs. 2023), due to higher personnel expenses (collective bargaining agreement), technology service contracts, and one-off expenses related to office relocations in Rio de Janeiro and São Paulo, partially offset by lower contingency expenses and legacy network cleanup expenses completed in 2023.

The other operating results line recorded a negative R$ 513 million, an improvement of R$ 145 million compared to 2023, mainly due to lower costs with decarbonization credits, in line with carbon credits prices.

The line of results from disposal of assets totaled R$ 168 million (-2% vs. 2023), mainly due to capital gain in 2023 from the sale of the Rondonópolis base to Ultracargo, partially offset mainly by the higher sale of real estate assets.

Ipiranga’s recurring EBITDA totaled R$ 3,343 million in 2024 (-6% vs. 2023), due to lower margins (affected by unlawful practices in the industry and higher inventory levels) and higher expenses, offset by increased sales volumes.

Ultragaz

The volume sold by Ultragaz totaled 1,747 kton in 2024, an increase of 1% compared to 2023, as a result of a 3% growth of sales in the bulk segment, offset by a decrease of 1% in the bottled segment due to the commercial environment of the segment in the first half of 2024.

Net revenues were R$ 11,288 million (+6% vs. 2023), due to the pass-through of LPG cost increases and increased sales volumes. Cost of goods sold totaled R$ 8,895 million (+5% vs. 2023), due to higher LPG costs, increased sales volumes, and higher personnel expenses, partially offset by the recognition of extraordinary tax credits and the effect of mark-to market of future energy contracts.

Selling, general and administrative expenses totaled R$ 951 million (+3% vs. 2023), due to higher personnel expenses (mainly reflecting wage adjustments and new business acquisitions), partially offset by lower sales commission expenses.

The other operating results line totaled R$ 83 million in 2024, compared to R$ 20 million in 2023, mainly due to a R$ 54 million decrease in earnout payable related to the acquisition of Stella.

Ultragaz's recurring EBITDA was R$ 1,687 million in 2024 (+2% vs. 2023), due to higher sales volumes, a better sales mix and the pass-through of inflationary effects, despite higher costs and expenses.

Ultracargo

Ultracargo's average installed capacity was 1,067 thousand m³ in 2024 (+6% vs. 2023). The m³ sold was 17,143 thousand m³ (+9% vs. 2023), due to the startup of operations in Opla and Rondonópolis and higher fuel handling in Vila do Conde.

Net revenues totaled R$ 1,076 million (+6% vs. 2023), as a result of  higher m³ sold, despite lower spot sales.

Cost of services provided totaled R$ 387 million (+9% vs. 2023), due to higher m³ sold and increased depreciation expenses, aligned with the capacity expansion.

Selling, general and administrative expenses totaled R$ 187 million (+5% vs. 2023), due to higher personnel expenses (mainly variable compensation and collective bargaining agreement) and advisory fees for expansion.

The other operating results line totaled R$ 14 million in 2024, compared to R$ 2 million in 2023, mainly due to customer and supplier indemnity revenues in 2024.

The share of profit of subsidiaries line totaled R$ 3 million in 2024 (-73% vs. 2023), mainly due to the gain from the demobilization of União Vopak in 2023.

Ultracargo recorded an EBITDA of R$ 668 million in 2024 (+6% vs. 2023), due to higher m³ sold, spot tariffs and contractual adjustments, despite higher costs and expenses.

103

2024 MANAGEMENT REPORT

Ultrapar

R$ million

ULTRAPAR - Income statement	2024	2023	Δ (%) 2024 v 2023
Net revenues from sales and services	133,499	126,049	6%
Cost of products sold and services provided	(123,812)	(116,730)	6%
Gross profit	9,687	9,318	4%
Operating revenues (expenses)
Selling and marketing	(2,500)	(2,253)	11%
General and administrative	(1,872)	(2,018)	-7%
Results from disposal of assets	172	122	41%
Other operating income (expenses), net	(414)	(603)	31%
Operating income	5,073	4,566	11%
Financial result, net
Financial income	881	881	0%
Financial expenses	(1,813)	(1,880)	-4%
Total share of profit (loss) of subsidiaries, joint ventures and associates	(130)	12	n/a
Income before income and social contribution taxes	4,012	3,579	12%
Income and social contribution taxes
Current	(1,125)	(1,396)	-19%
Deferred	(361)	335	-208%
Net income	2,526	2,518	0%
Net income attributable to:
Shareholders of Ultrapar	2,363	2,440	-3%
Non-controlling interests in subsidiaries	163	78	109%
EBITDA	6,117	5,724	7%
Amortization of contractual assets with customers - exclusive rights	555	607	-9%
Amortization of fair value adjustments on associates acquisition	2	-	n/a
MTM of energy futures contracts	(64)	-
Adjusted EBITDA	6,610	6,332	4%
Ipiranga[1]	4,445	4,298	3%
Ultragaz	1,817	1,648	10%
Ultracargo	668	631	6%
Hidrovias[2]	(95)	-	n/a
Holding and other companies[1]
Holding	(195)	(209)	7%
Other companies	(31)	(1)	n/a
Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	2	24	-93%
Elimination of the sale of the Rondonópolis base	-	(59)	n/a
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(168)	(169)	na
(-) Credits and provisions (Ipiranga)	(934)	(583)	60%
(-) Earnout Stella (Ultragaz)	(54)	-	n/a
(-) Credits and provisions (Ultragaz)	(76)	-	n/a
(-) Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	(2)	(24)	93%
(+) Elimination of the sale of the Rondonópolis base	-	59	n/a
Recurring Adjusted EBITDA	5,377	5,615	-4%
Ipiranga[1]	3,343	3,546	-6%
Ultragaz	1,687	1,648	2%
Ultracargo	668	631	6%
Hidrovias[2]	(95)	-	n/a
Holding and other companies[1]
Holding	(195)	(209)	7%
Other companies	(31)	(1)	n/a
Depreciation and amortization[3]	1,731	1,754	-1%

1 Balances prior to 2024 restated between the Ipiranga segments and other companies, reflecting the new organizational structure of KMV (formerly Abastece aí).

2 Values related to the “share of profit (loss) of subsidiaries, joint ventures and associates” in Hidrovias.

3 Includes amortization with contractual assets with customers – exclusive rights

104

2024 MANAGEMENT REPORT

Ultrapar recorded net revenues of R$ 133,499 million (+6% vs. 2023), primarily driven by higher revenues from Ipiranga and Ultragaz. Cost of goods sold and services provided totaled R$ 123,812 million (+6% vs. 2023), due to increased costs at Ipiranga and Ultragaz. Gross profit thus amounted to R$ 9,687 million (+4% vs. 2023).

Selling, general and administrative expenses totaled R$ 4,372 million (+2% vs. 2023), impacted mainly by inflation and collective bargaining agreement.

The other operating results line recorded a negative R$ 414 million, an improvement of R$ 189 million compared to 2023, mainly due to lower expenses with decarbonization credits at Ipiranga and a decrease of R$ 54 million in the earnout payable due to the Ultragaz’ acquisition of Stella.

The line of result from disposal of assets totaled R$ 172 million (+41% vs. 2023), primarily due to increased sales of land and other assets by Ipiranga.

Ultrapar’s Recurring Adjusted EBITDA totaled R$ 5,377 million (-4% vs. 2023), mainly due to lower EBITDA at Ipiranga and the share of profit (loss) of Hidrovias, offset by higher EBITDA at Ultragaz and Ultracargo.

Total depreciation and amortization costs and expenses were R$ 1,731 million (-1% vs. 2023), due to lower amortization of bonuses at Ipiranga, partially offset by higher investments over the past 12 months.

Ultrapar recorded net financial expenses of R$ 932 million, compared to R$ 999 million in 2023, due to the positive effect of lower net debt costs and the effect of the reduction of subscription bonus costs, partially offset by the mark-to-market of derivatives.

Ultapar’s net income totaled R$ 2,526 million, stable compared to 2023.

Results from the Holding and other companies

Ultrapar recorded a negative result of R$ 224 million in 2024 (vs. negative result of R$ 211 million in 2023), comprised of (i) R$ 195 million negative result from Holding, (ii) R$ 31 million of EBITDA from other companies, and (iii) positive one-off provisions of R$ 2 million related to the divestments of Oxiteno and Extrafarma.

Share of Profit (Loss) of Subsidiaries, Joint Ventures and Associates for Hidrovias

Ultrapar showed a negative result of R$ 95 million in 2024, related to Ultrapar’s share in the loss reported by Hidrovias, mainly due to the negative impact of the water crisis on operations and higher financial expenses.

Indebtedness

Ultrapar ended 2024 with a total net debt of R$ 7,756 million (1.4x Adjusted LTM EBITDA1) compared to R$ 6,121 million on December 31, 2023 (1.1x Adjusted LTM EBITDA1). The increase in net debt is mainly due to the R$ 1.8 billion acquisition in Hidrovias and the share buyback program, partially offset by the receipt of the final installment from the sales of Oxiteno of R$ 755 million and Extrafarma of R$ 221 million. The increase in financial leverage reflects the higher net debt and lower EBITDA.

1 Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits.

105

2024 MANAGEMENT REPORT
Investments

Organic investments by business – R$ million

Balances prior to 2024 were restated between the segments Ipiranga and other companies, reflecting the new organizational structure of KMV (formerly abastece aí).

In 2024, Ultrapar invested R$ 2,213 million, of which R$ 1,304 million (59%) was allocated to business expansion and R$ 909 million to maintenance and other investments. The 14% increase compared to the amount invested in 2023 is mainly explained by higher investments in Ultracargo.

Ipiranga invested R$ 1,001 million in 2024, primarily allocated to the expansion and maintenance of service station and franchise networks, logistics infrastructure, and technology platform upgrades. Of the total investments, R$ 259 million refer to additions to fixed and intangible assets, R$ 632 million to contractual assets with customers (exclusive rights), and R$ 110 million to installments of financing granted to customers and rent advances, net of receipts.

Ultragaz invested R$ 437 million in 2024, mainly in facilities for new bulk customers, acquisition and replacement of bottles, expansion into new energy sectors, and operational maintenance.

Ultracargo’s investments totaled R$ 677 million in 2024, focusing on construction or expansion projects at the terminals in Palmeirante, Opla, Itaqui, Santos, and Rondonópolis, payments for concessions at Vila do Conde and Itaqui, and improvements for operational efficiency, maintenance, and safety at the terminals.

Relationship with independent auditors

The Company has a policy for hiring the services to be provided by independent auditors guaranteeing that there is no conflict of interests, loss of independence or objectivity in the auditing services of the financial statements.

Pursuant to CVM Resolution 162/22, we inform that during the fiscal year 2024, we did not contract our independent auditors to perform work other than the audit of the financial statements.

Deloitte started its external audit services for Ultrapar in 2022.

106

4Q24 Earnings Release

São Paulo, February 26, 2025 – Ultrapar Participações S.A. (“Company” or “Ultrapar”, B3: UGPA3 / NYSE: UGP), operating in energy, mobility, and logistics infrastructure through Ultragaz, Ipiranga, Ultracargo and Hidrovias do Brasil (B3: HBSA3, “Hidrovias”), today announces its results for the fourth quarter of 2024.

	Net Revenue	Adjusted EBITDA¹	Recurring Adjusted EBITDA¹	Net Income	Cash generation from operations
4Q24	R$ 35.4 billion	R$ 2.4 billion	R$ 1.3 billion	R$ 881 million	R$ 2.2 billion

2024	R$ 133.5 billion	R$ 6.6 billion	R$ 5.4 billion	R$ 2.5 billion	R$ 3.7 billion

¹ Accounting adjustments and non-recurring items described in the EBITDA calculation table – page 3

Highlights

  Continuity of good operating results of Ultrapar.
  Approval of distribution of dividends of R$ 493 million, equivalent to R$ 0,45 per share, in complement to the payment of dividends of R$ 276 million in August 2024, totaling R$ 769 million (R$ 0,70/share and dividend yield of 3%).
  Extraordinary tax credits and provisions of R$ 1 billion in 4Q24.
  Approval of a share buyback program for up to 25 million shares.
  Signing of an Agreement for Advance for Future Capital Increase (AFAC) with Hidrovias in the amount of R$ 500 million, which was advanced on December 27, 2024.
  Announcement of a partnership between Ultragaz and Supergasbrás for the construction and operation of a terminal at Pecém Port (CE) for handling of LPG, subject to the approval of CADE (Administrative Council for Economic Defense).
  Disclosure of the organic investment plan for 2025 of up to R$ 2.5 billion, mainly for the expansion of Ipiranga, Ultragaz and Ultracargo, and for the sustaining and safety of the operating units.
  Update on Ultrapar’s Succession Plan. The Board of Directors (BoD) will appoint Marcos Lutz to (i) be part of the slate in the election of the board of directors to be held at the 2025 General Meeting of Shareholders; and (ii) assume the position of Chairman of the Board. Following the completion of this process, Rodrigo Pizzinatto will assume the position of Chief Executive Officer of Ultrapar, and Alexandre Palhares will assume the role of Chief Financial and Investor Relations Officer.

107

4Q24

Message from the Management

In 2024, Ultrapar had another year of significant progress. Despite the volatility and uncertainties, our three main businesses delivered good operational results. We highlight the continued growth of Ultragaz and Ultracargo, and the resilience of Ipiranga, even in an environment of significant unlawful practices in the fuel market.

The strong operational cash generation allowed the Company to maintain its financial leverage ratio at comfortable levels, even with higher levels of organic investments for the expansion of existing businesses and the acquisition of a significant equity stake in Hidrovias do Brasil.

We invested R$ 2.2 billion in 2024, allocating R$ 1.3 billion (59%) for expansion and R$ 900 million for the maintenance. We also invested R$ 1.8 billion to acquire a 42% stake in Hidrovias do Brasil, including the resources of the instrument of advance for future capital increase, our largest capital allocation in a single asset in the past 10 years, aiming at the long-term value generation potential of the company. We also acquired a stake in Witzler for R$ 124 million, which complemented our portfolio of energy solutions at Ultragaz by integrating a renewable energy trader.

We celebrated 25 years as a publicly traded company by launching our new brand, reflecting our essence and important attributes that drive us towards the future. We evolved our governance model by establishing Boards of Directors in the business, providing greater agility, autonomy, and accountability in each business, as well as efficiency and influence in performance tracking. These actions reaffirm and consolidate the Company strategy as a shareholder and capital allocator focused on long-term value generation and solid governance, allowing the Ultrapar Board of Directors discussions to focus on capital allocation, portfolio management, and talent development aligned with our corporate culture.

As part of our succession plan, we announced the planned transition process for the roles of Chief Executive Office and Chief Financial and Investor Relations Officer, set to be concluded in April 2025.

Additionally, we advanced in our sustainability journey, a key component of Ultrapar's strategy and the basis for updating our 2030 ESG plan, which will be completed in 2025.

We ended 2024 with net revenue of R$133 billion, 6% higher than in 2023. We achieved a recurring EBITDA of R$ 5.4 billion and net income of R$ 2.5 billion, of which R$ 769 million will be distributed as dividends to shareholders.

We announced our investment plan for 2025, totaling R$ 2.5 billion. The amount allocated for business expansions is R$ 1.5 billion of the total and includes projects at Ipiranga, Ultragaz, and Ultracargo. The remaining will be directed to asset maintenance, safety, service station upgrades, acquisition of bottles, and investments in technology, particularly the ERP replacement at Ipiranga.

We entered 2025 in a challenging global environment, marked by geopolitical tensions, high interest rates, and economic instability. However, we are prepared to face these challenges and seize opportunities with an engaged leadership team and strengthened businesses, continuing our growth and value-creation journey. We thank our customers, suppliers, shareholders and other stakeholders for the trust and partnership in the continuous evolution of the Company. In particular, we thank all our employees for their dedication, commitment and achievements throughout the year.

Jorge M. T. Camargo	Marcos Marinho Lutz
Chairman of the Board of Directors	Chief Executive Officer

Considerations on the financial and operational information

The financial information presented in this document were extracted from the financial statements prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The result of Hidrovias is accounted for with a two-month delay, impacting Ultrapar’s result through the “share of profit (loss) of subsidiaries, joint ventures and associates” line starting from July 2024. The information on Ipiranga, Ultragaz and Ultracargo is presented without the elimination of intersegment transactions. Therefore, the sum of such information may not correspond to Ultrapar’s consolidated information. Additionally, the financial and operational information is subject to rounding and, consequently, the total amounts presented in the tables and charts may differ from the direct numerical sum of the amounts that preceded them.

Information denominated EBIT (Earnings Before Interest and Taxes on Income and Social Contribution on Net Income), EBITDA (Earnings Before Interests, Taxes on Income and Social Contribution on Net Income, Depreciation and Amortization); Adjusted EBITDA and Recurring Adjusted EBITDA are presented in accordance with Resolution 156, issued by the CVM on June 23, 2022.

Adjusted EBITDA considers adjustments from usual business transactions that impact the results but do not have potential cash generation, such as the amortization of contractual assets with customers – exclusive rights, amortization the fair value adjustments of associates, and the effect of mark-to-market of energy future contracts. Regarding Recurring Adjusted EBITDA, the Company excludes exceptional or non-recurring items, providing a more accurate and consistent view of its operational performance, avoiding distortions caused by exceptional events, whether positive or negative. Below is the calculation of EBITDA from net income:

108

4Q24

R$ million

ULTRAPAR	Quarter			Year
	4Q24	4Q23	3Q24	2024	2023
Net income	881	1,114	698	2,526	2,518
(+) Income and social contribution taxes	776	523	308	1,486	1,061
(+) Net financial (income) expenses	335	170	108	932	999
(+) Depreciation and amortization[1]	299	318	275	1,173	1,146
EBITDA	2,291	2,126	1,389	6,117	5,724
Accounting adjustment
(+) Amortization of contractual assets with customers - exclusive rights	152	162	148	555	607
(+) Amortization of fair value adjustments on associates acquisition	0	-	0	2	-
(+) MTM of energy futures contracts	(64)	-	-	(64)	-

Adjusted EBITDA	2,379	2,287	1,537	6,610	6,332
Ipiranga[2]	1,841	1,757	967	4,445	4,298
Ultragaz	554	406	448	1,817	1,648
Ultracargo	169	155	168	668	631
Hidrovias[3]	(104)	-	9	(95)	-
Holding and other companies[2]
Holding	(50)	(53)	(52)	(195)	(209)
Other companies	(17)	(2)	(4)	(31)	(1)
Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	(14)	24	-	2	24
Elimination of the sale of the Rondonópolis base	-	-	-	-	(59)
Non-recurring items that affected EBITDA
(-) Results from disposal of assets (Ipiranga)	(63)	(14)	(31)	(168)	(169)
(-) Credits and provisions (Ipiranga)	(934)	(583)	-	(934)	(583)
(-) Earnout Stella (Ultragaz)	(37)	-	-	(54)	-
(-) Credits and provisions (Ultragaz)	(76)	-	-	(76)	-
(-) Extraordinary expenses/provisions and post-closing adjustments from the sales of Oxiteno and Extrafarma	14	(24)	-	(2)	(24)
(+) Elimination of the sale of the Rondonópolis base	-	-	-	-	59
Recurring Adjusted EBITDA	1,284	1,666	1,506	5,377	5,615
Ipiranga[2]	844	1,160	936	3,343	3,546
Ultragaz	441	406	448	1,687	1,648
Ultracargo	169	155	168	668	631
Hidrovias[3]	(104)	-	9	(95)	-
Holding and other companies[2]
Holding	(50)	(53)	(52)	(195)	(209)
Other companies	(17)	(2)	(4)	(31)	(1)

1Includes amortization with contractual assets with customers – exclusive rights

2Balances prior to 2024 restated between the Ipiranga segments and other companies, reflecting the new organizational structure of KMV (formerly abastece aí).

3Values related to the “share of profit (loss) of subsidiaries, joint ventures and associates” in Hidrovias.

109

4Q24

R$ million

ULTRAPAR	Quarter					Year
	4Q24	4Q23	3Q24	4Q24 x 4Q23	4Q24 x 3Q24	2024	2023	2024 x 2023
Net revenues	35,401	33,421	35,358	6%	0%	133,499	126,049	6%
Adjusted EBITDA	2,379	2,287	1,537	4%	55%	6,610	6,332	4%
Recurring Adjusted EBITDA[1]	1,284	1,666	1,506	-23%	-15%	5,377	5,615	-4%
Depreciation and amortization[2]	(452)	(480)	(423)	6%	-7%	(1,731)	(1,754)	1%
Financial result	(335)	(170)	(108)	-97%	-210%	(932)	(999)	7%
Net income	881	1,114	698	-21%	26%	2,526	2,518	0%
Investments	776	820	519	-5%	50%	2,213	1,949	14%
Cash flow from operating activities	2,231	1,761	780	27%	186%	3,736	3,850	-3%

¹ Non-recurring items described in the EBITDA calculation table – page 3

² Includes amortization of contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

Net revenues – Total of R$ 35,401 million (+6% vs. 4Q23), mainly driven by higher revenues from Ipiranga and Ultragaz. Compared to 3Q24, net revenue remained stable. In 2024, net revenues totaled R$ 133,499 million, a 6% increase compared to 2023.

Recurring Adjusted EBITDA – Total of R$ 1,284 million (-23% vs. 4Q23 and -15% vs. 3Q24), primarily due to lower EBITDA from Ipiranga and the impact of share of loss of Hidrovias. In 2024, Recurring Adjusted EBITDA totaled R$ 5,377 million, 4% lower than in 2023.

Results from the Holding and other companies – Negative result of R$ 81 million, driven by (i) R$ 50 million from the Holding expenses,(ii) a negative result of R$ 17 million from other companies, mainly due to the worse performance of Refinaria Riograndense, and (iii) one-ff provisions of R$ 14 million related to the sale of Oxiteno and Extrafarma. In 2024, the result was negative R$ 224 million, driven by (i) R$ 195 million in Holding expenses (ii) negative result of R$ 31 million from other companies, and (iii) positive one-off provisions of R$ 2 million related to the sale of Oxiteno and Extrafarma.

Share of Profit (Loss) of Subsidiaries, Joint Ventures and Associates for Hidrovias - Negative result of R$ 104 million in 4Q24, equivalent to Ultrapar’s share in the results of Hidrovias, mainly due to due to the negative impact of the low water levels and higher financial expenses

Depreciation and amortization – Total of R$ 452 million, a 6% decrease compared to 4Q23, mainly due to a one-off adjustment related to a change in the bonus methodology in 4Q23. Compared to 3Q24, there was a 7% increase due to higher depreciation and amortization expenses at Ultragaz. In 2024, depreciation and amortization expenses totaled R$ 1,731 million, 1% lower than in 2023.

Financial result – Ultrapar recorded net financial expenses of R$ 335 million in 4Q24 (worsening by R$ 165 million vs. 4Q23 and R$ 227 million vs. 3Q24), mainly reflecting the one-off negative mark-to-market effect of R$ 131 million this quarter. In 2024, net financial expenses amounted to R$ 932 million, an improvement of R$ 67 million compared to 2023, despite the one-off negative impact of R$ 142 million during the year, due to the lower CDI rate and lower average net debt.

Net income – Total of R$ 881 million (-21% vs. 4Q23), due to higher net financial expenses and the reversal of R$ 124 million in deferred income tax related to KMV, due to a lower expectation of realization over the next five years. These effects were partially offset by extraordinary tax credits registered in 4Q24. Compared to 3Q24, net income increased by 26%, driven by the effect of extraordinary tax credits, partially offset by higher net financial expenses and deferred income tax. In 2024, net income totaled R$ 2,526 million, stable compared to 2023.

Cash flow from operating activities - Operating cash generation of R$ 3,736 million in 2024, compared to R$ 3,850 million in 2023, due to higher investment in working capital, driven by a lower imported product mix.

110

4Q24

R$ million

IPIRANGA	Quarter					Year
	4Q24	4Q23	3Q24	4Q24 x 4Q23	4Q24 x 3Q24	2024	2023	2024 x 2023
Total volume (‘000 m³)	6,013	6,099	6,123	-1%	-2%	23,570	23,105	2%
Diesel	2,974	3,162	3,283	-6%	-9%	12,023	12,093	-1%
Otto cycle	2,941	2,851	2,735	3%	8%	11,148	10,656	5%
Others[1]	99	86	105	15%	-6%	399	356	12%
Adjusted EBITDA (R$ million)	1,841	1,757	967	5%	90%	4,445	4,298	3%
Adjusted EBITDA margin (R$/m³)	306	288	158	6%	94%	189	186	1%
Non-recurring²	997	597	31	67%	n/a	1,101	752	46%
Recurring Adjusted EBITDA (R$ million)	844	1,160	936	-27%	-10%	3,343	3,546	-6%
Recurring Adjusted EBITDA margin (R$/m³)	140	190	153	-26%	-8%	142	153	-8%
Recurring Adjusted LTM EBITDA (R$ million)³	3,343	3,546	3,660	-6%	-9%
Recurring Adjusted LTM EBITDA margin (R$/m³)	142	153	155	-8%	-8%
¹ Fuel oils, arla 32, kerosene, lubricants and greases ² Non-recurring items described in the EBITDA calculation table – page 3

Operational performance – Ipiranga’s sales volume decreased by 1% compared to 4Q23, with a 6% decline in diesel, mainly in the spot market, partially offset by a 3% increase in the Otto cycle, with a greater share of ethanol in the product mix. Compared to 3Q24, the volume was 2% lower, mainly due to a 9% drop in diesel, partially offset by an 8% increase in the Otto cycle. In 2024, sales volume totaled 23,570 thousand m³, 2% higher than in 2023.

Net revenues – Total of R$ 32,097 million (+5% vs. 4Q23), mainly due to the pass through of fuel costs increases.  Compared to 3Q24, net revenue remained stable. In 2024, net revenues amounted to R$ 121,336 million, a 6% increase compared to 2023.

Cost of goods sold – Total of R$ 29,789 million (+5% vs. 4Q23), mainly due to higher fuel costs, partially offset by increased recognition of extraordinary tax credits. Compared to 3Q24, costs decreased by 3%, mainly due to the positive effect of extraordinary tax credits, offset by higher biodiesel costs (15% increase in the period). In 2024, cost of goods sold totaled R$ 114,730 million, 6% higher than in 2023.

Selling, general and administrative expenses – Total of R$ 729 million (-13% vs. 4Q23), due to lower personnel expenses and one-off expenses related to the conclusion of the service station cleaning process of the legacy network and marketing expenses in 4Q23. Compared to 3Q24, selling, general and administrative expenses decreased by 3%, due to lower expenses with allowance for expected credit losses and personnel expenses. In 2024, SG&A totaled R$ 3,019 million, a 3% increase over 2023.

Other operating results – Total of negative R$114 million (improvement of R$16 million vs 4Q23 and R$9 million compared to 3Q24), mainly due to lower expenses with decarbonization credits. In 2024, the total amounted to a negative R$ 513 million, an improvement of R$ 145 million compared to 2023.

Result from disposal of assets – Total of R$63 million, an increase of R$49 million compared to 4Q23 and R$ 32 million compared to 3Q24, reflecting mainly the higher sale of real estate assets.

Recurring Adjusted EBITDA – Total of R$ 844 million (-27% vs. 4Q23 and -10% vs. 3Q24), mainly impacted by lower margins (affected by unlawful practices in the sector and higher inventory levels), as well as a reduction in sales volume, partially offset by lower expenses. In 2024, Recurring Adjusted EBITDA totaled R$ 3,343 million, a 6% decrease compared to 2023, mainly due to unlawful practices in the sector throughout the year.

111

4Q24

R$ million

ULTRAGAZ	Quarter					Year
	4Q24	4Q23	3Q24	4Q24 x 4Q23	4Q24 x 3Q24	2024	2023	2024 x 2023
Total volume (kton)	435	423	473	3%	-8%	1,747	1,738	1%
Bottled	282	275	297	3%	-5%	1,113	1,122	-1%
Bulk	154	148	175	4%	-12%	633	616	3%
Adjusted EBITDA[1] (R$ million)	554	406	448	36%	24%	1,817	1,648	10%
Adjusted EBITDA margin (R$/ton)	1,272	960	948	32%	34%	1,040	948	10%
Non-recurring[2]	113	-	-	n/a	n/a	130	-	n/a
Recurring Adjusted EBITDA[1] (R$ million)	441	406	448	9%	-2%	1,687	1,648	2%
Recurring Adjusted EBITDA margin (R$/ton)	1,014	960	948	6%	7%	966	948	2%
Recurring Adjusted LTM EBITDA[1] (R$ million)	1,687	1,648	1,652	2%	2%
Recurring Adjusted LTM EBITDA margin² (R$/ton)	966	948	953	2%	1%
¹ Includes contribution from the result of new energies ² Non-recurring items described in the EBITDA calculation table – page 3

Operational performance – The volume sold by Ultragaz in 4Q24 increased by 3% compared to 4Q23, as a result of a 4% increase in sales of bulk LPG, mainly due to higher sales to industries, as well as a 3% increase in sales of bottled LPG, driver by higher market demand. Compared to 3Q24, sales volume was 8% lower, reflecting the typical seasonality between the periods. In 2024, sales volume reached 1,747 thousand tons, a 1% increase compared to 2023.

Net revenues – Total of R$ 3,068 million (+20% vs. 4Q23), mainly due to the pass through of increased costs and higher sales volume. Compared to 3Q24, net revenues increased by 1%. In 2024, net revenues amounted to R$ 11,288 million, 6% higher than in 2023.

Cost of goods sold – Total of R$ 2,321 million (+15% vs. 4Q23), due to LPG cost increase, higher sales volume, and higher personnel expenses, partially offset by the recognition of extraordinary tax credits and the effect of mark-to-market of energy futures contracts, which totaled R$ 150 million in 4Q24. Compared to 3Q24, cost of goods sold decreased by 4%, mainly due to the effect of tax credits and mark-to-market previously mentioned, as well as lower sales volume. In 2024, cost of goods sold was R$ 8,895 million, a 5% increase compared to 2023.

Sales, general and administrative expenses - Total of R$ 271 million (+16% vs. 4Q23 and +13% vs. 3Q24), due to higher expenses with personnel (mainly reflecting collective bargaining agreement and new business acquisitions) and lawsuits. In 2024, SG&A totaled R$ 951 million, a 3% increase over 2023.

Other operating results – Total of R$ 45 million, an improvement of R$ 39 million vs. 4Q23 and R$ 33 million compared to 3Q24, due to the effect of the reduction of R$ 37 million in the earnout payable from the acquisition of Stella.

Recurring Adjusted EBITDA – Total of R$ 441 million (+9% vs. 4Q23), due to higher sales volume and a better sales mix, as well as a greater contribution from new energies, despite higher costs and expenses, mainly due to freight expenses and the effects of inflation.  Compared to 3Q24, Recurring Adjusted EBITDA decreased by 2%, due to lower sales volume and higher expenses. In 2024, Recurring Adjusted EBITDA was R$ R$ 1,687 million, 2% higher than in 2023.

112

4Q24

R$ million

ULTRACARGO	Quarter					Year
	4Q24	4Q23	3Q24	4Q24 x 4Q23	4Q24 x 3Q24	2024	2023	2024 x 2023
Installed capacity¹ (‘000 m³)	1,067	1,067	1,067	0%	0%	1,067	1,009	6%
m³ sold (‘000 m³)	4,283	4,276	4,357	0%	-2%	17,143	15,707	9%
Adjusted EBITDA (R$ million)	169	155	168	9%	1%	668	631	6%
Adjusted EBITDA margin (%)	60%	60%	63%	-0,3pp	-3,2pp	62%	62%	-0.1pp
Adjusted LTM EBITDA (R$ million)	668	631	653	6%	2%
Adjusted LTM EBITDA margin (%)	62%	62%	62%	-0,1pp	-0,1pp
¹ Monthly average

Operational performance - The average installed capacity remained stable across the periods. The m³ sold also remained stable compared to 4Q23, with higher handling in Opla offset by lower spot handling of fuel and chemicals in Santos. Compared to 3Q24, the m³ sold decreased by 2%, due to lower fuel handling in Suape, partially offset by higher handling in Opla. In 2024, the m³ sold totaled 17,143 thousand m³, a 9% increase compared to 2023.

Net revenues – Total of R$ 283 million (+10% vs. 4Q23 and +6% vs. 3Q24), due to a better mix sales and higher spot and contractual rates, partially offset by lower spot sales of fuel. In 2024, net revenues reached R$ 1,076 million, a 6% increase compared to 2023.

Cost of services provided - Total of R$ 102 million (+10% vs. 4Q23), due to higher costs with materials and maintenance. Compared to 3Q24, cost of services provided increased by 5%, due to higher costs with materials costs. In 2024, cost of services provided amounted to R$ 387 million, a 9% increase compared to 2023.

Sales, general and administrative expenses - Total of R$ 52 million (+12% vs. 4Q23 and +15% vs. 3Q24), due to higher expenses with personnel (mainly variable compensation) and advisory and consultancy expenses related to expansion projects. In 2024, SG&A totaled R$ 187 million, a 5% increase over 2023.

Adjusted EBITDA – Total of R$ 169 million (+9% vs. 4Q23 and +1% vs. 3Q24), mainly due to the better mix of sales and higher tariffs from spot sales and contractual adjustments. In 2024, Adjusted EBITDA was R$ 668 million, 6% higher than in 2023.

R$ million

ULTRAPAR - Indebtedness	Quarter
	4Q24	4Q23	3Q24
Cash and cash equivalents	8,032	7,171	7,370
Gross debt	(14,302)	(11,768)	(13,848)
Leases payable	(1,485)	(1,524)	(1,489)
Net debt	(7,756)	(6,121)	(7,968)
Net debt/Adjusted LTM EBITDA[1]	1.4x	1.1x	1.3x
Trade payables – reverse factoring (draft discount)	(1,015)	(1,039)	(1,291)
Financial liabilities of customers (vendor)	(180)	(309)	(211)
Receivables from divestments (Oxiteno and Extrafarma)	-	924	-
Net debt + draft discount + vendor + receivables	(8,950)	(6,545)	(9,470)
Average gross debt duration (years)	3.2	3.8	3.3
Average cost of gross debt	110% DI	108% DI	110% DI
	DI + 1.1%	DI + 0.9%	DI + 1.0%
Average cash yield (% DI)	98%	99%	97%
¹ LTM Adjusted EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

Ultrapar ended 4Q24 with a net debt of R$ 7.8 billion (1.4x Adjusted LTM EBITDA), compared to R$ 8.0 billion in September 2024 (1.3x Adjusted LTM EBITDA). The decrease in net debt is mainly due to higher net cash generation during the period, partially offset by the Hidrovias AFAC of R$ 500 million and the start of the share buyback program. The increase in financial leverage reflects the lower EBITDA, excluding the effect of extraordinary tax credits.

113

4Q24

Cash and maturity profile and breakdown of the gross debt (R$ million):

 R$ million

ULTRAPAR - Investments	2024 (Plan)	2024 (Real)	2025 (Plan)
Expansion	1,528	1,304	1,512
Ipiranga	582	477	688
Ultragaz	311	274	267
Ultracargo	635	553	557
Maitenance and others	1,150	909	1,030
Ipiranga	764	524	678
Ultragaz	186	163	213
Ultracargo	169	124	116
Others	32	98	23
Total	2,678	2,213	2,542
Ipiranga	1,345	1,001	1,366
Ultragaz	497	437	480
Ultracargo	804	677	673
Others	32	98	23

114

4Q24

In 2024, Ultrapar invested R$ 2.2 billion, of which R$ 1.3 billion (59%) was directed to the expansion of its businesses and R$ 909 million to maintenance and other investments.

Compared to the 2024 investment plan previously disclosed, the reduction is explained by the phasing of projects that will continue in 2025 (primarily Ipiranga's infrastructure projects and new Ultracargo’s terminals) and by greater efficiency in project execution.

Ipiranga invested R$ 1,001 million in 2024, mainly allocated to the expansion and maintenance of its service stations and franchises network, and logistics infrastructure, in addition investments towards enhancing its technology platform. Of the total invested, R$ 259 million refers to additions to fixed and intangible assets, R$ 632 million to contractual assets with customers (exclusive rights), and R$ 110 million to installments from financing granted to customers and rentals advance payments, net of receipts.

Ultragaz, invested R$ 437 million in 2024, mainly directed towards installations for new customers in the bulk segment, the acquisition and replacement of bottles, expansion into new energies, and the maintenance of existing operations.

At Ultracargo, investments amounted to R$ 677 million in 2024, primarily allocated to construction and expansion projects at the Palmeirante, Opla, Itaqui, Santos, and Rondonópolis terminals, as well as concession payments for Vila do Conde and Itaqui, in addition to investments to enhance efficiency, maintenance, and operational safety at the terminals.

Ultrapar’s investment plan for 2025 totals R$ 2,542 million, as announced to the market on February 6.

Updates on ESG themes

Ultrapar was recognized in December as one of the best companies to work for in Brazil by Great Place To Work® Brasil for the fourth consecutive year.

Instituto Ultra continues to invest in educational initiatives in the communities where Ultrapar operates. In December, Parceiros da Educação conducted its third evaluation with students in the final years (6th to 9th grade) of the municipal school network in Santos to assess learning levels in Portuguese and mathematics following teacher training programs. With over 90% participation of students, significant learning improvements were observed such as a 30% increase in 6th-grade students classified with very good performance in Portuguese, as well as a 17% reduction in 8th-grade students with insufficient performance, both compared to the assessment at the beginning of the year.

Ipiranga conducted its first lifecycle assessment (LCA) study of its products, comparing the Original and Ipimax versions of its three main fuels (ethanol, diesel, and gasoline). The results demonstrated greater efficiency gains for the Ipimax fuel line, as well as reductions in greenhouse gas emissions.

In December, Ipiranga was recognized with the "Conscious Vision Award" promoted by Fecomércio RJ for the "Inclusão Tech" initiative, which trained 300 individuals with disabilities in the technology field and hired 25 of these professionals. The Visão Consciente award celebrates companies in Rio de Janeiro that adopt sustainable and socially responsible practices, fostering innovation and sustainability.

Also in December, Ipiranga launched the second class of the "Women Drivers Operation", reaffirming its commitment to training women and generating qualified labor in the transportation sector. In this edition, 16 women from the state of São Paulo completed the program, which combines theoretical and practical classes focusing on safety.

In December, Ultragaz completed the donation of 19 tons of LPG for community kitchens and as fuel for forklifts, supporting families in vulnerable situations affected by the catastrophe in Rio Grande do Sul.

The company also held the second edition of the Technology and Soft Skills volunteer program in partnership with Associação Feminina de Estudos Sociais e Universitários (AFESU), impacting 60 girls through eight lectures on technology and the job market. Additionally, for the first time in Ultragaz's history, three female leaders were recognized by the World Liquid Gas Association (WLPGA) as global industry highlights.

In October, Ultracargo organized Integrity Week, engaging employees and third-party partners of the company. With a focus on enhancing the maturity of the integrity culture, several actions addressed topics such as respect, diversity and inclusion, reputational analysis, and conflict of interest, among others.

In November, the fourth edition of the Operational Training Program was completed near the Palmeirante (TO) terminal, training 30 students on management, safety, and technical fundamentals.

In December, the Port of Suape was recognized in the 4th edition of the "Ocean-Friendly Terminal Seal", which values good practices for the conservation of the marine environment in the region.

Ultracargo and ICONIC received the EcoVadis Gold Seal, ranking among the top 5% of companies globally in corporate sustainability evaluations. ICONIC earned the seal in November, becoming the first in the Group to achieve this distinction. The following month, Ultracargo achieved the same milestone with significant progress in Labor Practices, Human Rights, Environment, and Sustainable Procurement.

115

4Q24

Mercado de capitais	Quarter			Year
	4Q24	4Q23	3Q24	2024	2023
Final number of shares (‘000 shares)	1,115,440	1,115,212	1,115,440	1,115,440	1,115,212
Market capitalization¹ (R$ million)	17,713	29,564	23,658	17,713	29,564
B3
Average daily trading volume (‘000 shares)	5,898	6,592	5,393	5,234	6,637
Average daily financial volume (R$ thousand)	111,271	151,512	122,972	123,249	116,473
Average share price (R$/share)	18.86	22.99	22.80	23.55	17.55
NYSE
Quantity of ADRs² (‘000 ADRs)	65,758	52,197	59,258	65,758	52,197
Average daily trading volume (‘000 ADRs)	2,159	1,400	1,211	1,539	1,430
Average daily financial volume (US$ thousand)	6,953	6,486	4,954	6,664	5,058
Average share (US$/ADRs)	3.22	4.63	4,09	4.33	3.54
Total
Average daily trading volume (‘000 shares)	8,057	7,992	6,604	6,773	8,067
Average daily financial volume (R$ thousand)	151,999	183,591	150,482	158,992	141,661
¹ Calculated on the closing share price for the period ² 1 ADR = 1 common share

The average daily trading volume of Ultrapar, considering trades on B3 and NYSE, was R$ 159 million/day in 2024 (+12% vs 2023). Ultrapar’s shares ended 2024 priced at R$ 15.88 on B3, depreciation of 40% in the year, while the Ibovespa stock index decreased 10%. On the NYSE, Ultrapar’s shares depreciated by 51%, while the Dow Jones index appreciated 13% for the year. Ultrapar ended 2024 with a market cap of R$ 18 billion.

UGPA3 x Ibovespa performance

(base 100)

4Q24 Conference call

Ultrapar will host a conference call with analysts and investors on February 27, 2025, to comment on the Company’s performance in the fourth quarter of 2024 and its outlook. The presentation will be available for download on the Company’s website 30 minutes prior to the start.

The conference call will be broadcast via webcast and conducted in Portuguese with simultaneous translation into English. Please connect 10 minutes in advance.

Conference call in Portuguese with simultaneous translation into English

Time: 11h00 (BRT) / 09h00 (EST)

Access link via webcast

Participants from Brazil: click here

International participants: click here

116

4Q24

R$ million

ULTRAPAR - Balance sheet	Dec 24	Dec 23	Sep 24
ASSETS
Cash and cash equivalents	2,072	5,926	3,855
Financial investments and derivative financial instruments	2,553	293	377
Trade receivables and reseller financing	4,052	4,427	4,127
Trade receivables - sale of subsidiaries	-	924	-
Inventories	3,917	4,291	4,742
Recoverable taxes	2,192	1,633	1,694
Energy trading futures contracts	141	-	140
Prepaid expenses	164	100	127
Contractual assets with customers - exclusive rights	659	787	744
Other receivables	298	267	359
Total Current Assets	16,048	18,649	16,166
Financial investments and hedge derivative financial instruments	3,407	952	3,137
Trade receivables and reseller financing	793	564	710
Deferred income and social contribution taxes	937	1,255	1,326
Recoverable taxes	2,996	2,967	2,629
Energy trading futures contracts	263	-	205
Escrow deposits	446	1,033	1,052
Prepaid expenses	41	73	56
Contractual assets with customers - exclusive rights	1,473	1,475	1,399
Other receivables	289	313	313
Investments in subsidiaries, joint ventures and associates	2,149	318	1,720
Right-of-use assets, net	1,671	1,712	1,691
Property, plant and equipment, net	7,136	6,388	6,756
Intangible assets, net	1,908	2,554	2,162
Total Non-Current Assets	23,510	19,603	23,156

Total Assets	39,558	38,252	39,322
LIABILITIES
Trade payables	3,518	4,683	3,051
Trade payables - reverse factoring	1,015	1,039	1,291
Loans, financing and derivative financial instruments	3,175	1,076	2,932
Debentures	378	918	454
Salaries and related charges	480	495	466
Taxes payable	473	721	529
Leases payable	316	311	321
Energy trading futures contracts	67	-	92
Financial liabilities of customers (vendor)	117	158	126
Provision for decarbonization credits	-	742	268
Other payables	954	1,088	761
Total Current Liabilities	10,493	11,230	10,292
Loans, financing and derivative financial instruments	6,393	5,585	5,580
Debentures	4,356	4,189	4,882
Energy trading futures contracts	48	-	57
Provision for tax, civil and labor risks	611	1,258	1,242
Post-employment benefits	199	241	255
Leases payable	1,169	1,213	1,168
Financial liabilities of customers (vendor)	63	151	84
Other payables	403	354	413
Total Non-Current Liabilities	13,241	12,992	13,681

Total Liabilities	23,735	24,222	23,973
EQUITY
Share capital	6,622	6,622	6,622
Reserves	8,603	6,991	6,999
Treasury shares	(596)	(471)	(449)
Others	531	364	1,532
Non-controlling interests in subsidiaries	665	523	645
Total Equity	15,823	14,030	15,348

Total Liabilities and Equity	39,558	38,252	39,322
Cash and cash equivalents	8,032	7,171	7,370
Gross debt	(14,302)	(11,768)	(13,848)
Leases payable	(1,485)	(1,524)	(1,489)
Net debt	(7,756)	(6,121)	(7,968)

117

4Q24

R$ million

ULTRAPAR - Income statement	Quarter			Year
	4Q24	4Q23	3Q24	2024	2023
Net revenues from sales and services	35,401	33,421	35,358	133,499	126,049
Cost of products sold and services provided	(32,166)	(30,352)	(33,076)	(123,812)	(116,730)
Gross profit	3,236	3,069	2,282	9,687	9,318
Operating revenues (expenses)
Selling and marketing	(615)	(641)	(671)	(2,500)	(2,253)
General and administrative	(497)	(546)	(421)	(1,872)	(2,018)
Results from disposal of assets	66	18	31	172	122
Other operating income (expenses), net	(77)	(93)	(111)	(414)	(603)
Operating income	2,113	1,807	1,111	5,073	4,566
Financial result, net
Financial income	219	208	221	881	881
Financial expenses	(555)	(378)	(329)	(1,813)	(1,880)
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	(120)	0	4	(127)	12
Amortization of fair value adjustments on associates acquisition	(0)	-	(0)	(2)	-
Income before income and social contribution taxes	1,657	1,637	1,006	4,012	3,579
Income and social contribution taxes
Current	(364)	(582)	(366)	(1,125)	(1,396)
Deferred	(412)	59	58	(361)	335
Net income	881	1,114	698	2,526	2,518
Net income attributable to:
Shareholders of Ultrapar	842	1,099	652	2,363	2,440
Non-controlling interests in subsidiaries	39	15	47	163	78
Adjusted EBITDA	2,379	2,287	1,537	6,610	6,332
Non-recurring[1]	(1,096)	(621)	(31)	(1,233)	(717)
Recurring Adjusted EBITDA	1,284	1,666	1,506	5,377	5,615
Depreciation and amortization[2]	452	480	423	1,731	1,754
Total investments[3]	776	820	519	2,213	1,949
RATIOS
Earnings per share (R$)	0.76	1.00	0.59	1.38	1.22
Net debt / Adjusted LTM EBITDA[4]	1.4x	1.1x	1.3x	1.4x	1.1x
Gross margin (%)	9.1%	9.2%	6.5%	7.3%	7.4%
Operating margin (%)	6.0%	5.4%	3.1%	3.8%	3.6%
Adjusted EBITDA margin (%)	6.7%	6.8%	4.3%	5.0%	5.0%
Recurring Adjusted EBITDA margin (%)	3.6%	5.0%	4.3%	4.0%	4.5%
Number of employees[5]	9,558	10,009	9,929	-	-

1Non-recurring items described in the EBITDA calculation table – page 3

2Includes amortization with contractual assets with customers – exclusive rights and amortization of fair value adjustments on associates acquisition

3Includes property, plant and equipment and additions to intangible assets (net of divestitures), contractual assets with customers (exclusive rights), initial direct costs of assets with right of use, contributions made to SPEs (Specific Purpose Companies), payment of grants, financing of clients, rental advances (net of receipts), acquisition of shareholdings and payments of leases

4Adjusted LTM EBITDA does not include closing adjustments from the sale of Extrafarma and extraordinary tax credits

5Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

118

4Q24

R$ million

ULTRAPAR - Cash flows	Quarter	Year
	4Q24	2024	2023
Cash flows from operating activities
Net income	881	2,526	2,518
Adjustments to reconcile net income to cash provided (consumed) by operating activities
Share of profit (loss) of subsidiaries, joint ventures and associates and amortization of fair value adjustments on associates acquisition	121	130	(12)
Amortization of contractual assets with customers - exclusive rights	152	555	607
Amortization of right-of-use assets	82	312	306
Depreciation and amortization	227	901	849
Interest and foreign exchange rate variations	614	1,558	1,350
Current and deferred income and social contribution taxes	776	1,486	1,061
Gain (loss) on disposal or write-off of property, plant and equipment, intangible assets and other assets	(66)	(207)	(193)
Equity instrument granted	17	57	39
Fair Value Result of Energy Contracts	(64)	(64)	-
Provision for decarbonization - CBios	143	584	740
Other provisions and adjustments	(85)	(16)	148
Cash flow from operating acrivities before changes in working capital	2,796	7,821	7,413
(Increase) decrease in assets
Trade receivables and reseller financing	22	180	260
Inventories	827	371	645
Recoverable taxes	(1,203)	(1,643)	(1,201)
Dividends received from subsidiaries, associates and joint ventures	-	2	12
Other assets	66	(115)	(88)
Increase (decrease) in liabilities
Trade payables and trade payables - reverse factoring	190	(1,210)	(1,700)
Salaries and related charges	15	(17)	31
Taxes payable	7	(24)	(25)
Other liabilities	(141)	(160)	219
Acquisition of CBios and carbon credits	(127)	(713)	(779)
Payments of contractual assets with customers - exclusive rights	(133)	(418)	(598)
Payment of contingencies	-	(31)	(70)
Income and social contribution taxes paid	(89)	(309)	(269)
Net cash provided (consumed) by operating activities	2,231	3,736	3,850
Cash flows from investing activities
Financial investments, net of redemptions	(2,150)	(4,202)	74
Acquisition of property, plant, equipment and intangible assets	(688)	(1,787)	(1,287)
Cash provided by disposal of investments and property, plant and equipment	130	1,386	513
Capital decrease in subsidiaries, associates and joint ventures	-	1	3
Net cash consumed in the purchase of investments and other assets	(543)	(1,786)	(324)
Net cash provided (consumed) by investing activities	(3,251)	(6,388)	(1,022)
Cash flows from financing activities
Loans, financing and debentures
Proceeds	521	4,180	2,903
Repayments	(593)	(2,719)	(3,150)
Interest and derivatives (paid) or received	(376)	(1,118)	(1,267)
Payments of leases
Principal	(74)	(285)	(214)
Interest paid	(33)	(148)	(146)
Dividends paid	(52)	(834)	(400)
Proceeds from financial liabilities of customers	-	-	8
Payments of financial liabilities of customers	(37)	(160)	(198)
Capital increase made by non-controlling shareholders and redemption of shares	-	14	-
Share buyback for treasury	(149)	(149)	-
Related parties	(4)	(15)	(31)
Net cash provided (consumed) by financing activities	(796)	(1,234)	(2,494)

Effect of exchange rate changes on cash and cash equivalents in foreign currency	32	32	(30)

Increase (decrease) in cash and cash equivalents	(1,784)	(3,854)	304

Cash and cash equivalents at the beginning of the period	3,855	5,926	5,622

Cash and cash equivalents at the end of the period	2,072	2,072	5,926
Non-cash transactions
Addition on right-to-use assets and leases payable	147	342	257
Addition on contractual assets with customers - exclusive rights	(61)	6	67
Reclassification between financial assets and investment in associates	-	645	-
Transfer between trade receivables and other assets accounts	-	-	26
Issuance of shares related to the subscription warrants - indemnification - Extrafarma acquisition	6	6	0
Acquisition of property, plant and equipment and intangible assets without cash effect	3	42	104
Withdrawal of judicial deposits related to tax contingencies	610	610	-

119

4Q24

R$ million

IPIRANGA - Working capital	Dec 24	Dec 23	Sep 24

Operating assets
Trade receivables	3,413	3,860	3,442
Non-current trade receivables	773	553	691
Inventories	3,702	4,101	4,525
Taxes	4,468	4,070	3,703
Contractual assets with customers - exclusive rights	2,132	2,261	2,142
Other	863	822	957
Right-of-use assets	912	931	923
Property, plant and equipment / Intangibles / Investments	4,446	5,039	4,633
Total operating assets	20,709	21,638	21,017

Operating liabilities
Trade payables	4,101	5,359	3,977
Salaries and related charges	265	269	242
Post-employment benefits	217	258	272
Taxes	114	141	111
Judicial provisions	382	429	414
Leases payable	741	734	734
Other	758	1,844	1,139
Total operating liabilities	6,578	9,034	6,888

120

4Q24

R$ million

IPIRANGA - Income statement	Quarter			Year
	4Q24	4Q23	3Q24	2024	2023

Net revenues	32,097	30,652	32,115	121,336	114,552
Cost of products sold and services provided	(29,789)	(28,280)	(30,610)	(114,730)	(108,074)
Gross profit	2,308	2,372	1,505	6,606	6,478
Operating expenses
Selling and marketing	(439)	(474)	(508)	(1,886)	(1,615)
General and administrative	(291)	(365)	(244)	(1,133)	(1,318)
Results from disposal of assets	63	14	31	168	171
Other operating income (expenses), net	(115)	(131)	(124)	(514)	(657)
Operating income	1,528	1,417	661	3,242	3,057
Share of profit (loss) of subsidiaries, joint ventures and associates	(3)	(3)	(2)	(9)	(8)
Adjusted EBITDA	1,841	1,757	967	4,445	4,298
Non-recurring[1]	(997)	(597)	(31)	(1,101)	(752)
Recurring Adjusted EBITDA	844	1,160	936	3,343	3,546
Depreciation and amortization[2]	316	344	309	1,212	1,248
RATIOS
Gross margin (R$/m³)	384	389	246	280	280
Operating margin (R$/m³)	254	232	108	138	132
Adjusted EBITDA margin (R$/m³)	306	288	158	189	186
Recurring Adjusted EBITDA margin (R$/m³)	140	190	153	142	153
Number of service stations	5,860	5,877	5,871
Number of employees[3]	4,834	5,058	4,834

1Non-recurring items described in the EBITDA calculation table – page 3

2Includes amortization with contractual assets with customers - exclusive rights

3Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

121

4Q24

R$ million

ULTRAGAZ - Working capital	Dec 24	Dec 23	Sep 24

Operating assets
Trade receivables	614	536	646
Non-current trade receivables	20	11	19
Inventories	202	178	204
Taxes	206	126	149
Escrow deposits	101	259	256
Energy trading futures contracts	405	-	345
Other	121	95	95
Right-of-use assets	152	150	152
Property, plant and equipment / Intangibles	1,900	1,721	1,842
Total operating assets	3,720	3,076	3,707

Operating liabilities
Trade payables	282	234	257
Salaries and related charges	121	124	140
Taxes	17	11	18
Judicial provisions	15	163	159
Leases payable	189	188	189
Energy trading futures contracts	115	-	149
Other	110	62	74
Total operating liabilities	850	781	986

122

4Q24

R$ million

ULTRAGAZ - Income statement	Quarter			Year
	4Q24	4Q23	3Q24	2024	2023

Net revenues	3,068	2,555	3,027	11,288	10,671
Cost of products sold and services provided	(2,321)	(2,021)	(2,422)	(8,895)	(8,485)
Gross profit	747	534	605	2,393	2,186
Operating expenses
Selling and marketing	(176)	(165)	(162)	(607)	(627)
General and administrative	(95)	(69)	(79)	(344)	(298)
Results from disposal of assets	3	3	0	4	13
Other operating income (expenses), net	45	6	13	83	20
Operating income	524	309	377	1,529	1,294
Share of profit (loss) of subsidiaries, joint ventures and associates	0	(0)	0	1	0
MTM of energy futures contracts	(64)	-	-	(64)	-
Adjusted EBITDA	554	406	448	1,817	1,648
Non-recurring[1]	(113)	-	-	(130)	-
Recurring Adjusted EBITDA	441	406	448	1,687	1,648
Depreciation and amortization[2]	94	97	71	351	354
RATIOS
Gross margin (R$/ton)	1,715	1,262	1,280	1,370	1,258
Operating margin (R$/ton)	1,204	730	798	875	745
Adjusted EBITDA margin (R$/ton)	1,272	960	948	1,040	948
Recurring Adjusted EBITDA margin (R$/ton)	1,014	960	948	966	948
Number of employees[3]	3,711	3,566	3,745

1Non-recurring items described in the EBITDA calculation table – page 3

2Includes amortization with contractual assets with customers - exclusive rights

3Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

123

4Q24

R$ million

ULTRACARGO - Working capital	Dec 24	Dec 23	Sep 24

Operating assets
Trade receivables	47	32	45
Inventories	13	12	13
Taxes	2	7	4
Other	37	88	47
Right-of-use assets	600	623	609
Property, plant and equipment / Intangibles / Investments	2,710	2,194	2,470
Total operating assets	3,409	2,955	3,187

Operating liabilities
Trade payables	134	89	76
Salaries and related charges	49	49	45
Taxes	20	15	16
Judicial provisions	15	17	16
Leases payable	546	593	557
Other[1]	29	35	38
Total operating liabilities	794	799	749

1Includes the long term obligations with clients account

124

4Q24

R$ million

ULTRACARGO - Income statement	Quarter			Year
	4Q24	4Q23	3Q24	2024	2023

Net revenues	283	257	266	1,076	1,016
Cost of products sold and services provided	(102)	(92)	(97)	(387)	(356)
Gross profit	181	165	169	689	660
Operating expenses
Selling and marketing	(2)	(2)	(3)	(11)	(11)
General and administrative	(50)	(44)	(43)	(177)	(167)
Results from disposal of assets	0	0	(0)	(0)	0
Other operating income (expenses), net	2	(0)	6	14	2
Operating income	132	118	130	515	483
Total share of profit (loss) of subsidiaries, joint ventures and associates
Share of profit (loss) of subsidiaries, joint ventures and associates	1	2	0	3	12
Amortization of fair value adjustments on associates acquisition	(0)	-	(0)	(2)	-
Adjusted EBITDA	169	155	168	668	631
Depreciation and amortization[1]	37	35	39	151	136
RATIOS
Gross margin (%)	64.0%	64.1%	63.5%	64.1%	65.0%
Operating margin (%)	46.5%	45.9%	48.8%	47.9%	47.6%
Adjusted EBITDA margin (%)	59.9%	60.2%	63.2%	62.1%	62.1%
Number of employees[2]	843	856	842

1Includes amortization of fair value adjustments on associates acquisition

2Number of employees for 2023 was revised to reflect new criteria (includes only active employees and employees on leave for up to 12 months)

125

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS

Date, Hour and Place:

February 26, 2025, at 10:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo, also contemplating participation through Microsoft Teams.

Members in attendance:

(i) Members of the Board of Directors undersigned; (ii) Secretary of the Board of Directors, Ms. Denize Sampaio Bicudo; (iii) Chief Executive Officer, Mr. Marcos Marinho Lutz; (iv) Chief Financial and Investor Relations Officer, Mr. Rodrigo de Almeida Pizzinatto; and (v) in relation to item 1, other executive officers of the Company, namely, Mrs. Décio de Sampaio Amaral, Leonardo Remião Linden and Tabajara Bertelli Costa; the President of the Fiscal Council, Mr. Flávio Cesar Maia Luz; and Mr. Pedro Guedes Rabelo, Director of Ipiranga.

Matters discussed and resolutions:

1.

The members of the Board of Directors approved, after being examined and discussed, the financial statements of the Company, including the balance sheet and the management report for the fiscal year ended on December 31, 2024, as well as the allocation of the net income for the year and the distribution of dividends, supported by the independent auditors’ report, and recommended their approval by the Annual General Shareholders’ Meeting.

2.	The Board of Directors approved, ad referendum to the Annual General Shareholders’ Meeting, the following destination of the net income for the year ended on December 31, 2024, in the amount of R$ 2,362,739,882.29 (two billion, three hundred and sixty-two million, seven hundred and thirty-nine thousand, eight hundred and eighty-two Reais and twenty-nine cents of Real), as described below:

126

(i)	R$ 118,136,994.11 (one hundred and eighteen million, one hundred and thirty-six thousand, nine hundred and ninety-four Reais and eleven cents of Real) will be allocated to the legal reserve;

(ii)	R$ 1,475,331,276.73 (one billion, four hundred and seventy-five million, three hundred and thirty-one thousand, two hundred and seventy-six Reais and seventy-three cents of Real) will be allocated to the statutory reserve for investments; and

(iii)	R$ 769,271,611.45 (seven hundred and sixty-nine million, two hundred and seventy-one thousand, six hundred and eleven Reais and forty-five cents of Real) will be allocated to the payment of dividends to holders of common shares, of which (i) R$ 275,970,941.50 (two hundred and seventy-five million, nine hundred and seventy thousand, nine hundred and forty-one Reais and fifty cents of Real) were paid as interim dividends as approved by the Board of Directors on August 7, 2024, in the proportion of R$ 0.25 (twenty-five cents of Real) per share; and (ii) R$ 493,300,669.95 (four hundred and ninety-three million, three hundred thousand, six hundred and sixty-nine Reais and ninety-five cents of Real) shall be paid to the shareholders as outstanding amount of the dividends approved herein, as of March 14, 2025, without remuneration or monetary adjustment, in the proportion of R$ 0.45 (forty-five cents of Real) per share.

3.	It was also determined that the record dates for receiving the dividends approved herein will be March 6, 2025 in Brazil and March 10, 2025 in the United States of America. The Company’s shares will be traded “ex-dividends” on B3 S.A. – Brasil, Bolsa e Balcão from and including March 7, 2025 onwards and on the New York Stock Exchange from and including March 10, 2025 onwards.

4.	The members of the Board of Directors of the Company confirmed the issuance of 67,679 (sixty seven hundred and sixty hundred and seventy nine) common shares within the limits of the authorized capital stock pursuant to Article 6 of the Company’s Bylaws, due to partial exercise of the subscription warrants issued by the Company as of the approval of the merger of shares issued by Imifarma Produtos Farmacêuticos e Cosméticos S.A. by the Company, approved on the Extraordinary Shareholders’ Meeting held in January 31, 2014. The management of the Company shall provide the necessary subscription bulletins for signing and formalization of the new shares’ subscription by the referred subscription warrants holders. The common shares will have the same rights assigned to the other shares previously issued by the Company.

The Company’s capital stock will therefore be represented by 1,115,507,182 (one billion, one hundred and fifteen million, five hundred and seven thousand, one hundred and eighty-two) common shares, all of them nominative with no par value. The adaptation of Article 5 of the Company’s Bylaws to reflect the new number of shares in which the capital stock of the Company is divided shall be subject to a resolution of the Extraordinary General Shareholders’ Meeting to be called in due course.

5.	The members of the Board of Directors were updated on the proposals that will be submitted for shareholders’ approval upon the calling of the Annual General and Extraordinary Shareholders’ Meeting and manifested positively to these proposals.

6.	The members of the Board of Directors approved the calling of the Annual General and Extraordinary Shareholders’ Meeting, that shall be held on April 16, 2025.

7.	The members of the Board of Directors were updated on the annual report of the Audit and Risks Committee, as well as its recommendations to the Board of Directors.

8.	Finally, the Board of Directors approved the changes on the Corporate Nomination Policy for Members of the Board of Directors, Advisory Committees and Executive Officers Board, as proposed by the Executive Board and endorsed by the People and Sustainability Committee.

127

Notes: The resolutions were approved, with no amendments or qualifications, by all Board Members.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Jorge Marques de Toledo Camargo – Chairman

Marcos Marinho Lutz – Vice-Chairman

Ana Paula Vitali Janes Vescovi

Fabio Venturelli

Flávia Buarque de Almeida

Francisco de Sá Neto

José Mauricio Pereira Coelho

Marcelo Faria de Lima

Peter Paul Lorenço Estermann

Denize Sampaio Bicudo – Secretary of the Board of Directors

128

ULTRAPAR PARTICIPAÇÕES S.A.

Publicly Traded Company

CNPJ Nr. 33.256.439/0001-39	NIRE 35.300.109.724

MINUTES OF THE MEETING OF THE FISCAL COUNCIL

Date, Hour and Place:

February 26, 2025, at 12:00 a.m., at the Company’s headquarters, located at Brigadeiro Luís Antônio Avenue, Nr. 1,343, 9th floor, in the City and State of São Paulo. The meeting was held virtually through Microsoft Teams.

Members in attendance:

Members of the Fiscal Council undersigned.

Resolutions:

1.	The members of the Fiscal Council unanimously expressed a favorable opinion about the Company’s financial statements and management report for the year of 2024, as well as the proposal for the destination of net earnings of the year and distribution of dividends to shareholders, after the approval by the Board of Directors of the Company.

2.	Pursuant to legal requirements and to its Internal Bylaws, and based on the opinion, with no reservations or amendments, of the external auditors, dated February 26, 2025, the Fiscal Council issued its report, as attached (Exhibit A).

3.	The members of the Fiscal Council unanimously gave a favorable opinion on the proposal, submitted by the Company's Executive Board, to increase the share capital, without issuing new shares, through the incorporation of part of the resources available in the legal reserve and part of the resources available in the statutory reserve for investments and, in compliance with the attribution conferred upon it by item III of the article 163 of Law No. 6,404/76, issued the report contained in Exhibit B.

There being no further matters to discuss, the meeting was concluded, and these minutes were written, read, passed, and signed by all the Board members present.

Flávio Cesar Maia Luz	Élcio Arsenio Mattioli

Marcelo Gonçalves Farinha

C.C. Marcos Marinho Lutz

Rodrigo de Almeida Pizzinatto

129

EXHIBIT A

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A. (“Company”), pursuant to legal and statutory provisions, declares that it has analyzed the Management Report and the Financial Statements (parent company and consolidated) prepared in accordance with accounting practices adopted in Brazil and the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), for the year ended December 31, 2024 and duly approved by the Board of Directors of the Company on February 26, 2025.

Based on the assessments made and considering the report with an unqualified opinion presented by the Company’s independent auditors, Deloitte Touche Tohmatsu Auditores Independentes Ltda, dated February 26, 2025, as well as the information and clarifications received during the year, the Fiscal Council attests that the mentioned documents, as well as the proposal for the destination of net earnings for the period, including dividend distribution, are ready to be presented in the Annual General Shareholders’ Meeting, to be held at a timely moment, within the legal timeframe.

EXHIBIT B

REPORT OF THE FISCAL COUNCIL

The Fiscal Council of Ultrapar Participações S.A. (“Company” or “Ultrapar”), exercising the attribution conferred upon it by item III of article 163 of Law No. 6,404/76, has examined the proposal, submitted by the Company's Executive Board, to increase the share capital in the total amount of R$ 1,365,348,231.82 (one billion, three hundred and sixty-five million, three hundred and forty-eight thousand, two hundred and thirty one Reais and eighty-two cents), without the issuance of new shares, by incorporating part of the funds registered in the statutory reserve for investments, considering that the balance of profit reserves exceeded the Company's share capital. Said proposal, with the consequent proposal to amend the Company's bylaws, will be submitted for assessment by shareholders at an Extraordinary General Meeting.

The members of the Board, having verified that the matter complies with the applicable legal, regulatory and statutory provisions, within the limits of their powers established by Law No. 6,404/76, gave a favorable opinion to its submission to the Extraordinary General Meeting to be held together with the Company's Annual General Meeting.

130

ULTRAPAR PARTICIPAÇÕES S.A.

NOTICE TO SHAREHOLDERS

Distribution of dividends

São Paulo, February 26, 2025 – Ultrapar Participações S.A. informs that the Board of Directors, at the meeting held today, approved the distribution of dividends in the amount of R$ 493,300,669.95, equivalent to R$ 0.45 per common share, to be paid from March 14, 2025, onwards, without remuneration or monetary adjustment.

The record date that establishes the right to receive the dividend will be March 6, 2025, in Brazil, and March 10, 2025, in the United States. Therefore, the shares will be traded "ex-dividend" from March 7, 2025, onwards on the São Paulo Stock Exchange (B3), and from March 10, 2025, onwards on the New York Stock Exchange (NYSE).

The number of shares considered to calculate the dividend per share considers the issuance of 67,679 common shares, as approved by the Board of Directors on this date.

Rodrigo de Almeida Pizzinatto

Chief Financial and Investor Relations Officer Ultrapar

Participações S.A.

131

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 26, 2025

ULTRAPAR HOLDINGS INC.
By: /s/ Rodrigo de Almeida Pizzinatto
Name: Rodrigo de Almeida Pizzinatto
Title: Chief Financial and Investor Relations Officer